Exhibit 10.1

EXECUTION COPY

EQUITY PURCHASE AGREEMENT

BY AND AMONG

PTUS, INC.,

PTCAN, INC.,

PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED,

PRIMUS TELECOMMUNICATIONS HOLDING, INC.

LINGO HOLDINGS, INC.

AND

PRIMUS TELECOMMUNICATIONS INTERNATIONAL, INC.

DATED AS OF

MAY 10, 2013

i

TABLE OF CONTENTS

(continued)

TABLE OF CONTENTS

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		Page

6.3	Additional Conditions to Obligation of the Sellers	64
6.4	Frustration of Closing Conditions	65
6.5	Conditions to the Second Closing	65

ARTICLE VII	CERTAIN TAX MATTERS	66

7.1	Tax Returns	66
7.2	Cooperation on Tax Matters; Contests	67
7.3	Tax Sharing Agreements	68
7.4	Post-Closing Actions	68
7.5	Tax Refunds	69
7.6	Purchase Price Allocation	65
7.7	Certain Taxes	69

ARTICLE VIII	TERMINATION	70

8.1	Termination	70
8.2	Effect of Termination and Abandonment	71
8.3	Termination Fees	71
8.4	Purchaser Termination Payment	72

ARTICLE IX	INDEMNIFICATION	74

9.1	Survival of Representations, Warranties and Covenants	74
9.2	Indemnification	74
9.3	Claims Procedure; Participation in Litigation	76
9.4	Purchase Price Adjustment	78
9.5	Limitations	79
9.6	Payments; Release of Escrow Funds	81
9.7	Exclusive Remedies	82

ARTICLE X	MISCELLANEOUS	82

10.1	Notices	82
10.2	Certain Definitions; Interpretation	84
10.3	Severability	92
10.4	Entire Agreement; No Third-Party Beneficiaries	92
10.5	Amendment; Waiver	92
10.6	Assignment; Binding Effect	92
10.7	Disclosure Schedule	93
10.8	Governing Law	93
10.9	Enforcement; Jurisdiction	93
10.10	Construction	95
10.11	Counterparts	96
10.12	Determinations by Parent or the Sellers	96

INDEX OF EXHIBITS

Exhibit A	Form of Transition Services Agreement

Exhibit B	Form of Colocation Agreement

Exhibit C	Form of Management Agreement

Exhibit D	Form of PTCI Carrier Services Agreement

Exhibit E	Form of Specified Assumption Agreement

Exhibit F	Form of PTI Carrier Services Agreement

INDEX OF DEFINED TERMS

Term	Reference

Acceptable Confidentiality Agreement	Section 5.14(h)
Action	Section 10.2(a)
Adjustment Determination Effective Time	Section 2.3(a)
Adjustment Escrow Account	Section 10.2(a)
Adjustment Escrow Amount	Section 10.2(a)
Affiliate	Section 10.2(a)
Agent	Section 10.6(b)
Agreement	Preamble
Alternative Acquisition Agreement	Section 5.14(a)
Alternative Proposal	Section 5.14(i)
Alternative Transaction	Section 5.14(j)
Balance Sheet Date	Section 3.5(a)
Balance Sheets	Section 3.5(a)
Basket	Section 9.5(a)
Blackiron Purchase Agreement	Section 10.2(a)
Blackiron Purchase Price	Section 10.2(a)
Blackiron Transactions	Section 10.2(a)
Business	Section 10.2(a)
business day	Section 10.2(a)
CAN Acquireco	Preamble
Canadian Companies	Section 3.7(k)
Cap	Section 9.5(a)
Carrier Services Agreement	Section 2.4
Cash and Cash Equivalents	Section 10.2(a)
CFIUS	Section 3.3(b)
CFIUS Clearance	Section 6.1(c)
Change of Recommendation	Section 5.14(c)
Claim Certificate	Section 9.3(a)
Claim Response Certificate	Section 9.3(a)
Closing	Section 2.1
Closing Date	Section 2.1
Code	Section 10.2(a)
Collective Bargaining Agreement	Section 3.18(c)
Colocation Agreement	Section 2.2(b)
Commercial Agreements	Section 10.2
Communications Act	Section 3.3(b)
Communications Laws	Section 4.3(c)
Companies	Recitals
Company Approvals	Section 3.3(b)
Company Employees	Section 3.18(a)
Company Intellectual Property	Section 3.8(a)
Company Licensed IP	Section 3.8(a)
Company Plan	Section 3.12(a)
Company Registered IP	Section 3.8(a)

v

INDEX OF DEFINED TERMS

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Page

Competition Act	Section 3.3(b)
Competition Act Approval	Section 6.1(d)
Conclusive Net Working Capital Statement	Section 2.3(c)
Confidentiality Agreement	Section 5.4(a)
Continuing Employee	Section 5.16(a)
Contract	Section 10.2(a)
control	Section 10.2(a)
Current Assets	Section 10.2(a)
Current Liabilities	Section 10.2(a)
Current Representation	Section 5.12
Defense Production Act	Section 3.3(b)
DGCL	Section 3.23
Disclosed Conditions	Section 4.5
Disclosure Schedule	Article III Preamble
Disputed Items	Section 2.3(c)
DOL	Section 3.12(b)
Encumbrances	Section 10.2(a)
Environmental Law	Section 3.11(b)
Equity Commitment Letter	Section 4.5
Equity Interests	Recitals
ERISA	Section 10.2(a)
Escrow Agreement	Section 10.2(a)
Estimated Net Working Capital Amount	Section 2.3(a)
Estimated Net Working Capital Statement	Section 2.3(a)
ETA Escrow Account	Section 10.2(a)
ETA Escrow Amount	Section 10.2(a)
ETA Liability	Section 10.2(a)
Exchange Act	Section 3.3(b)
Expenses	Section 8.3(a)
FCC	Section 3.3(b)
FCC Approvals	Section 3.3(b)
Financial Statements	Section 3.5(a)
Financing	Section 4.5
Financing Commitments	Section 4.5
FLSA	Section 3.18(e)
Foreign Plan	Section 3.12(m)
Furnishings and Equipment	Section 10.2(a)
GAAP	Section 10.2(a)
Globility	Recitals
Governmental Authority	Section 10.2(a)
Governmental Order	Section 10.2(a)
Hazardous Substance	Section 3.11(b)
HSR Act	Section 10.2(a)
Hybrid Debt	Section 1.3
ICA	Section 3.3(b)

INDEX OF DEFINED TERMS

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Page

ICA Clearance	Section 6.1(f)
Indebtedness	Section 10.2(a)
Indemnification Tax Benefit	Section 9.5(d)
Indemnified Individual	Section 5.11(a)
Indemnified Losses	Section 9.2(a)
Indemnified Party	Section 9.3(a)
Indemnifying Party	Section 9.3(a)
Indemnity Escrow Account	Section 10.2(a)
Indemnity Escrow Amount	Section 10.2(a)
Initial Purchase Price	Section 1.2
Intellectual Property	Section 3.8(h)
Interim Financial Statements	Section 3.5(a)
Intervening Event	Section 5.14(l)
IRS	Section 3.12(b)
iPrimus	Recitals
iPrimus Shares	Section 1.1(b)
Key Employees	Section 10.2(a)
Knowledge	Section 10.2(a)
Law	Section 10.2(a)
Leased Real Property	Section 3.17
Leases	Section 3.17
Lenders	Section 4.5(a)
Liability	Section 10.2(a)
Limited Guarantee	Section 10.2(a)
Lingo	Recitals
Lingo Holdings	Recitals
Lingo Shares	Section 1.1(a)
Losses	Section 9.2(a)
Made Available	Section 10.2(a)
Management Agreement	Section 2.2(a)
Management Fee	Section 10.2(a)
Manulife	Section 4.5(a)
Manulife Commitment Letter	Section 4.5(a)
Material Adverse Effect	Section 10.2(a)
Material Contracts	Section 3.14(a)
Material Permits	Section 3.10(b)
Minimum Cash Balance	Section 10.2(a)
Minister	Section 6.1(e)
Minority Interest in Globility	Section 1.1(c)
Neutral Arbitrator	Section 2.3(c)
Net Adjustment Amount	Section 10.2(a)
Net Working Capital	Section 10.2(a)
Non-CFIUS Decision	Section 3.3(b)
Non-Controlling Party	Section 9.3(c)
Non-U.S. Telecommunications Agency	Section 3.3(b)

INDEX OF DEFINED TERMS

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Page

Non-U.S. Telecommunications Approvals	Section 3.3(b)
Notice Period	Section 5.14(d)
OSH Laws	Section 3.13(e)
Outside Date	Section 8.1(b)
Parent	Preamble
Parent Common Stock	Section 3.23
Parent Meeting	Section 5.15(b)
Parent Stockholder Approval	Section 3.23
Parties	Preamble
Permit	Section 10.2(a)
Permitted Encumbrances	Section 10.2(a)
Person	Section 10.2(a)
Post-Closing Net Working Capital Statement	Section 2.3(b)
Post-Closing Representation	Section 5.12
Pre-Closing Tax Period	Section 10.2(a)
Pre-Closing Taxes	Section 10.2(a)
Primus Canada	Recitals
Primus Canada Shares	Section 1.1(c)
Primus Trademark	Section 3.8(h)
Proxy Statement	Section 5.15(a)
PTCI	Recitals
PTCI Carrier Services Agreement	Section 2.2(b)
PTCI Shares	Section 1.1(d)
PTGi ICS	Section 2.2(b)(vi)
PTHI	Preamble
PTI	Recitals
PTI Carrier Services Agreement	Section 2.4
PTI Purchase Price	Section 2.4
PTI Shares	Section 1.1(e)
PTII	Preamble
Purchase Price	Section 1.2
Purchasers	Preamble
Purchaser Fundamental Representations	Section 6.3(a)
Purchaser Indemnified Parties	Section 9.2(a)
Purchaser Material Adverse Effect	Section 10.2(a)
Purchaser Party Affiliates	Section 8.4(b)
Purchaser Termination Payment	Section 8.4(a)
Qualifying Transaction	Section 8.3(b)
Recommendation	Section 3.24
Regulatory Law	Section 5.2(g)
Representative	Section 10.2(a)
Resolution Period	Section 2.3(c)
Restructuring Transactions	Section 1.3
SEC	Section 4.6(a)
Second Closing	Section 2.4

INDEX OF DEFINED TERMS

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Page

Second Closing Escrow Account	Section 10.2(a)
Second Closing Escrow Amount	Section 2.4
Securities Act	Section 10.2(a)
Sellers	Preamble
Seller Accounting Policies	Section 10.2(a)
Seller Fundamental Representations	Section 6.2(a)
Seller Indemnified Parties	Section 9.2(b)
Sellers’ Representative	Preamble
Senior Debt Commitment Letter	Section 4.5(a)
Senior Lenders	Section 4.5(a)
Special Committee	Section 3.24
Specified Assumption Agreement	Section 2.2
Sponsor	Section 4.5(a)
State PUC	Section 3.3(b)
State PUC Approvals	Section 3.3(b)
Straddle Period	Section 10.2(a)
Subsidiary	Section 10.2(a)
Superior Proposal	Section 5.14(k)
Target Net Working Capital Amount	Section 2.3(a)
Tax Act	Section 10.2(a)
Tax Claim	Section 7.2(c)
Tax Return	Section 10.2(a)
Taxes	Section 10.2(a)
Taxing Authority	Section 10.2(a)
Telesonic	Recitals
Termination Fee	Section 8.3(b)
Third-Party Claim	Section 9.3(c)
Transaction Documents	Section 10.2(a)
Transition Services Agreement	Section 2.2(a)
Unaudited Financial Statements	Section 3.5(a)
US Acquireco	Preamble
WARN	Section 5.1(e)(xx)

EQUITY PURCHASE AGREEMENT

THIS EQUITY PURCHASE AGREEMENT (this “Agreement”) is made this 10th day of May, 2013, by and among PTUS, Inc., a Delaware corporation (“US Acquireco”), PTCAN, Inc., a corporation organized under the laws of the Province of Ontario (“CAN Acquireco” and together with US Acquireco, the “Purchasers”), Primus Telecommunications Group, Incorporated, a Delaware corporation (“Parent” and the “Sellers’ Representative”), Primus Telecommunications Holding, Inc., a Delaware corporation (“PTHI”), Primus Telecommunications International, Inc., a Delaware corporation (“PTII”) and Lingo Holdings, Inc., a Delaware corporation (“Lingo Holdings”, and together with PTHI and PTII, the “Sellers”). The Purchasers, Parent, Sellers’ Representative and Sellers are referred to herein from time to time as “Parties”.

WHEREAS, each of Primus Telecommunications, Inc., a Delaware corporation (“PTI”), Lingo, Inc., a Delaware corporation (“Lingo”), iPrimus, USA, Inc., a Delaware corporation (“iPrimus”), 3620212 Canada Inc., a corporation organized under the laws of Canada (“Primus Canada”), Primus Telecommunications Canada Inc., a corporation organized under the laws of the Province of Ontario, Canada (“PTCI”), Telesonic Communications Inc., a corporation organized under the laws of the Province of Ontario (“Telesonic”), and Globility Communications Corporation, a corporation organized under the laws of the Province of Ontario, Canada (“Globility”, and together with PTI, Lingo, iPrimus, Primus Canada, PTCI and Telesonic, the “Companies”; provided, that it is understood and agreed that the term “Companies” shall be construed for all purposes of this Agreement after giving effect to the Restructuring Transactions), is a direct or indirect wholly owned Subsidiary of the Sellers;

WHEREAS, the Companies together own or have licenses or leases to use the assets, rights, obligations and liabilities comprising the Business; and

WHEREAS, upon the terms and subject to the conditions contained in this Agreement, the Purchasers desire to purchase, acquire and accept from the Sellers, directly or indirectly, all of the issued and outstanding shares of capital stock and other equity interests of each of the Companies, and all of the Sellers’ rights, title and interests therein (collectively, the “Equity Interests”) (it being understood that the issued and outstanding shares of capital stock and other equity interests of Globility held directly by Primus Canada shall not be directly transferred to the Purchasers), in each case free and clear of any Encumbrances (other than restrictions on transfer imposed by securities Laws), and the Sellers desire to sell, transfer, assign, convey and deliver, directly or indirectly, to the Purchasers all of the Equity Interests, in each case free and clear of any Encumbrances (other than restrictions on transfer imposed by securities Laws).

NOW, THEREFORE, in consideration of the mutual promises, covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

PURCHASE AND SALE OF EQUITY INTERESTS

1.1 Purchase and Sale of Equity Interests. Subject to the terms and conditions of this Agreement, including Section 2.4, at the Closing, in exchange for a payment by the Purchasers to the Sellers of an aggregate cash amount equal to the Purchase Price, the Sellers shall sell, assign, transfer, convey and deliver to the Purchasers all of the Equity Interests and all of the Sellers’ rights, title and interests therein, in each case free and clear of all Encumbrances (other than restrictions on transfer of securities under applicable securities Laws). In particular, subject to Section 2.4, at the Closing, the applicable Parties shall cause each of the following to occur, and each of the following will be deemed to occur, in the order set forth below, it being understood that no aspect of the transactions listed below shall occur or be effective, or be deemed to occur or be effective, unless all such transactions occur:

(a) Lingo Holdings will transfer all of its right, title and interest in, to and under all of the issued and outstanding shares of capital stock and other equity interests of Lingo (the “Lingo Shares”) to US Acquireco, and Lingo Holdings will deliver original certificates representing the Lingo Shares to US Acquireco, in each case, free and clear of any Encumbrances (other than restrictions on transfer imposed by securities Laws), duly endorsed (or accompanied by duly executed stock powers).

(b) PTHI will transfer all of its right, title and interest in, to and under all of the issued and outstanding shares of capital stock and other equity interests of iPrimus (the “iPrimus Shares”) to US Acquireco, and PTHI will deliver original certificates representing the iPrimus Shares to US Acquireco, in each case, free and clear of any Encumbrances (other than restrictions on transfer imposed by securities Laws), duly endorsed (or accompanied by duly executed stock powers).

(c) PTII will transfer all of its right, title and interest in, to and under (i) all of the issued and outstanding shares of capital stock and other equity interests of Primus Canada (the “Primus Canada Shares”) to CAN Acquireco and (ii) all of the issued and outstanding shares of capital stock and other equity interests of Globility held directly by PTII (the “Minority Interest in Globility”) to CAN Acquireco, and PTII will deliver original certificates representing the Primus Canada Shares and the Minority Interest in Globility to CAN Acquireco, in each case, free and clear of any Encumbrances (other than restrictions on transfer imposed by securities Laws), duly endorsed (or accompanied by duly executed stock powers).

(d) (i) PTII will cause (A) PTCI to distribute to PTII in cash the remaining proceeds of the Blackiron Purchase Price after payment of expenses relating to the Blackiron Transaction, (B) PTCI to distribute to PTII all of its right, title and interest in, to and under any and all intercompany loans made by PTCI to PTII, and (C) PTCI to enter into the Specified Assumption Agreement and assign the benefits specified therein, in each case, in redemption of a pro rata portion of the issued and outstanding shares of capital stock and other equity interests of PTCI; and (ii) PTII will transfer all of its right, title and interest in and to the issued and outstanding shares of capital stock and other equity interests of PTCI after taking into account the redemption under the foregoing clause (i) (the “PTCI Shares”) to CAN Acquireco, and PTII will deliver original certificates representing the PTCI Shares to CAN Acquireco, in each case, free and clear of any Encumbrances (other than restrictions on transfer imposed by securities Laws), duly endorsed (or accompanied by duly executed stock powers).

(e) PTHI will transfer all of its right, title and interest in, to and under all of the issued and outstanding shares of capital stock and other equity interests of PTI (the “PTI Shares”) to US Acquireco, and PTHI will deliver original certificates representing the PTI Shares to US Acquireco, in each case, free and clear of any Encumbrances (other than restrictions on transfer imposed by securities Laws), duly endorsed (or accompanied by duly executed stock powers).

1.2 Purchase Price. On the terms and subject to the conditions set forth in this Agreement, the purchase price to be paid for the Equity Interests acquired by the Purchasers pursuant to this Agreement shall be $129,000,000 in cash, as adjusted pursuant to Sections 2.3(a) and 2.4, as applicable (the “Initial Purchase Price”, and as further adjusted by the payment contemplated by Section 2.3(d), if any (the “Purchase Price”)). At the Closing, the Purchasers shall deliver the Purchase Price as follows: (a) the Indemnity Escrow Amount shall be deposited by or on behalf of the Purchasers with the Escrow Agent to be held in the Indemnity Escrow Account; (b) the ETA Escrow Amount shall be deposited by or on behalf of the Purchasers with the Escrow Agent to be held in the ETA Escrow Account; (c) the Adjustment Escrow Amount shall be deposited by or on behalf of the Purchasers with the Escrow Agent to be held in the Adjustment Escrow Account; (d) an amount equal to (i) the Initial Purchase Price, as adjusted pursuant to Sections 2.3(a) and 2.4 (as applicable), minus (ii) the sum of (x) the Indemnity Escrow Amount, (y) the ETA Escrow Amount and (z) the Adjustment Escrow Amount, shall be paid to the Sellers’ Representative for the benefit of the Sellers, by wire transfer of immediately available funds pursuant to the wire transfer instructions provided by the Sellers no later than three (3) days prior to the Closing Date, and (e) the Second Closing Escrow Amount shall be deposited by or on behalf of the Purchasers with the Escrow Agent to be held in the Second Closing Escrow Account for disbursement pursuant to Section 2.4. For purposes of this Agreement, including Section 7.6, the Parties agree that (A) $3,000,000 of the Initial Purchase Price will be allocated to the PTI Shares and (B) the balance of the Initial Purchase Price will be allocated among the Lingo Shares, iPrimus Shares, Primus Canada Shares, PTCI Shares and the Minority Interest in Globility pro rata based on the EBITDA for the trailing twelve months prior to March 31, 2013 for Lingo, iPrimus, Primus Canada, PTCI and Globility.

1.3 Pre-Closing Restructuring Transactions. Following the execution and delivery of this Agreement and immediately prior to the Closing, Parent and its Subsidiaries shall effect the transactions described in Section 1.3 of the Disclosure Schedule substantially in the manner described therein (the “Restructuring Transactions”).

ARTICLE II

CLOSING; CLOSING DELIVERIES

2.1 Closing Date. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place as promptly as practicable, but in no event more than four (4) business days following, or if such fourth (4th) business day would be after the Outside Date, then the day of, the satisfaction and/or waiver of all conditions to Closing set forth in Article VI (other than those conditions that by their nature have to be satisfied at Closing (but subject to the satisfaction and/or waiver of those conditions)), at the offices of O’Melveny & Myers LLP, Two Embarcadero Center, 28th Floor, San Francisco, California 94111, or at such other place and time as the Parties may agree in writing. The date on which the Closing actually occurs is referred to herein as the “Closing Date,” and except as otherwise expressly provided herein, the Closing shall for all purposes be deemed effective as of the close of business on the Closing Date. All documents delivered and actions taken at the Closing shall be deemed to have been delivered or taken simultaneously, and no such delivery or action shall be considered effective or complete unless or until all other such deliveries and actions are completed or waived in writing by the Party against whom such waiver is sought to be enforced.

2.2 Closing Deliveries.

(a) At the Closing, the Purchasers shall deliver to the Sellers or the Sellers’ Representative, as the case may be:

(i) the Purchase Price pursuant to Section 1.2;

(ii) the certificate required to be delivered pursuant to Section 6.3(c);

(iii) a counterpart of the Transition Services Agreement substantially in the form attached hereto as Exhibit A (the “Transition Services Agreement”), duly executed by each of the Purchasers;

(iv) a counterpart of the Escrow Agreement, duly executed by the Purchasers;

(v) a counterpart of the Specified Assumption Agreement, duly executed by CAN Acquireco; and

(vi) a counterpart of the Management Services Agreement substantially in the form attached hereto as Exhibit C (the “Management Agreement”, duly executed by US Acquireco.

(b) At the Closing, each of the Sellers shall deliver to the Purchasers:

(i) the certificates required to be delivered pursuant to Section 1.1;

(ii) the certificate required to be delivered pursuant to Section 6.2(d);

(iii) the written resignations required to be delivered pursuant to Section 6.2(e);

(iv) the certificates and stock powers or reasonable instruments of transfer required to be delivered pursuant to Section 6.2(g);

(v) a counterpart of the Transition Services Agreement, duly executed by each of the Parent, PTHI and PTII;

(vi) a duly executed copy of the Colocation Facilities Agreement substantially in the form attached hereto as Exhibit B (the “Colocation Agreement”), duly executed by each of Lingo and PTGi International Carrier Services, Inc., a Delaware corporation (“PTGi ICS”);

(vii) a duly executed copy of the Carrier Services Agreement substantially in the form attached hereto as Exhibit D (the “PTCI Carrier Services Agreement”);

(viii) a counterpart of the Escrow Agreement, duly executed by each of the Sellers,

(ix) a counterpart of the Management Agreement, duly executed by Parent and PTI;

(x) a counterpart of the Specified Assumption Agreement, substantially in the form attached hereto as Exhibit E (the “Specified Assumption Agreement”), duly executed by Parent and PTCI;

(xi) an affidavit of non-foreign status that complies with the Treasury Regulations under Section 1445 of the Code; and

(xii) a properly completed and duly executed IRS Form W-9.

Additionally, in accordance with Section 1.2, the Purchasers shall pay to the Escrow Agent, by wire transfer of immediately available funds, (A) for deposit in the Indemnity Escrow Account, the Indemnity Escrow Amount, (B) for deposit in the ETA Escrow Account, the ETA Escrow Amount, (C) for deposit in the Adjustment Escrow Account, the Adjustment Escrow Amount and (D) for deposit in the Second Closing Escrow Account, the Second Closing Escrow Amount.

2.3 Working Capital Adjustment.

(c) Pre-Closing Adjustment. For the purpose of determining the Initial Purchase Price, no less than five (5) business days prior to the Closing Date, Sellers’ Representative will cause to be prepared and delivered to the Purchasers a statement setting forth an estimate of the Net Working Capital as of 12:01 a.m. (Eastern local time) on the Closing Date (the “Adjustment Determination Effective Time”) disregarding the transactions contemplated hereby (the “Estimated Net Working Capital Amount”) and the components and calculation thereof (the “Estimated Net Working Capital Statement”). The Estimated Net Working Capital Statement will (i) include reasonable supporting documentation for the estimates and calculations contained therein (together with any additional information reasonably requested by the Purchasers) and (ii) be prepared by Sellers in good faith and in accordance with the Seller Accounting Policies on a basis consistent with that used in the preparation of the Financial Statements. A sample Estimated Net Working Capital Statement setting forth an estimate of the Net Working Capital as of 12:01 a.m. (Eastern local time) on June 30, 2013, prepared by Sellers in good faith and in accordance with the Seller Accounting Policies on a basis consistent with that used in the preparation of the Financial Statements, is set forth on Section 2.3(a) of the Disclosure Schedule (the amounts therein shall be for illustrative purposes only). The form, line items, calculations and computations set forth in the Estimated Net Working Capital Statement will be consistent with those included in such sample Estimated Net Working Capital Statement. The Purchasers and Sellers’ Representative will cooperate and negotiate to resolve any dispute regarding the Estimated Net Working Capital Statement prior to the Closing (the results of any such resolution to be reflected on a new Estimated Net Working Capital Statement, which the Parties agree will be considered the Estimated Net Working Capital Statement for all further purposes hereunder). To the extent that the Estimated Net Working Capital Amount set forth on the Estimated Net Working Capital Statement exceeds negative $4,675,000 (the “Target Net Working Capital Amount”), the purchase price payable at the Closing set forth in Section 1.2 will be increased on a dollar-for-dollar basis by the amount of the excess. To the extent that the Target Net Working Capital Amount exceeds the Estimated Net Working Capital Amount set forth on the Estimated Net Working Capital Statement, the purchase price payable at the Closing set forth in Section 1.2 will be reduced on a dollar-for-dollar basis by the amount of the excess. During such time (and, if applicable, during the Resolution Period), without limiting Section 5.6, Sellers will give the Purchasers and their Representatives access to all records, facilities and personnel of Sellers, the Companies and their respective Representatives as reasonably necessary for the Purchasers and their Representatives to undertake the review of the Estimated Net Working Capital Statement.

(d) Post-Closing Net Working Capital Statement. Within 45 calendar days after the Closing Date, the Purchasers will cause to be prepared and delivered to Sellers’ Representative a statement setting forth the Net Working Capital, disregarding the effect to the transactions contemplated hereby, as of the Adjustment Determination Effective Time, showing in reasonable detail the Purchasers’ good faith determination, in each case as of the Adjustment Determination Effective Time, of the actual amounts of (i) Net Working Capital and (ii) a calculation of the Purchase Price based on such amounts. The Post-Closing Net Working Capital Statement and all computations and determinations contained therein shall be prepared in accordance with the Seller Accounting Policies on a basis consistent with that used in the preparation of the Financial Statements, but, in any event, with respect to Net Working Capital, consistent with the methodology for calculating the Estimated Net Working Capital Amount and the components and calculation thereof (the “Post-Closing Net Working Capital Statement”). During such time (and, if applicable, during the Resolution Period), without limiting Section 5.6, the Purchasers will give the Sellers’ Representative and its Representatives access to all records, facilities and personnel of the Purchasers, the Companies and their respective Representatives as reasonably necessary for the Sellers’ Representative and its Representatives to undertake the review of the Post Closing Net Working Capital Statement.

(e) Determination of Conclusive Net Working Capital. Sellers’ Representative will have 45 calendar days following the receipt of the Post-Closing Net Working Capital Statement to review the Post-Closing Net Working Capital Statement. During such time, Sellers’ Representative may dispute any items set forth on the Post-Closing Net Working Capital Statement (or specific calculations or methods contemplated thereby) by providing written notice to the Purchasers that (i) sets forth in reasonable detail the basis for such dispute, (ii) only includes disagreements based on mathematical errors or based on Net Working Capital not being calculated in accordance with the definition and methodologies set forth herein (including the Seller Accounting Policies) and (iii) includes the Sellers’ draft of the Post-Closing Net Working Capital Statement. Unless Sellers’ Representative delivers written notice to the Purchasers of dispute thereof on or prior to the 45th calendar day after Sellers’ Representative’s receipt of the Post-Closing Net Working Capital Statement, Sellers’ Representative will be deemed to have accepted and agreed to the Post-Closing Net Working Capital Statement and such statement (and the specific calculations or methods contemplated thereby) will be final, binding and conclusive. If Sellers’ Representative notifies the Purchasers in writing of disputed items contained in the Post-Closing Net Working Capital Statement (or specific calculations or methods contemplated thereby) (the “Disputed Items”) within such 45 calendar day period, for 15 calendar days following delivery of such notice (the “Resolution Period”), the Purchasers and Sellers’ Representative will attempt in good faith to resolve their differences with respect to the Disputed Items. After the later of such 45 calendar day period and such 15 calendar day period (if any), Sellers’ Representative will be deemed to have accepted and agreed to all items on the Post-Closing Net Working Capital Statement (and the specific calculations or methods contemplated thereby) other than the Disputed Items, and such items (and the specific calculations or methods contemplated thereby) other than the Disputed Items will be final, binding and conclusive. Any resolution by the Purchasers and Sellers’ Representative during the Resolution Period as to any Disputed Items will be set forth in writing and will be final, binding and conclusive. If the Purchasers and Sellers’ Representative do not resolve all Disputed Items by the end of the Resolution Period, then all Disputed Items remaining in dispute will be submitted by either one of the Parties within ten (10) calendar days after the expiration of the Resolution Period to a national independent accounting firm mutually acceptable to the Purchasers and Sellers’ Representative that is not an auditor of any of the Sellers, the Purchasers or the Sponsor (the “Neutral Arbitrator”). The Neutral Arbitrator will act as an arbitrator to determine only those Disputed Items remaining in dispute as of the end of the Resolution Period. In resolving such Disputed Items, the Neutral Arbitrator may not assign a value to any Disputed Item greater than the greatest value for such Disputed Item claimed by any Party or less than the lowest value for such Disputed Item claimed by any Party. Any associated engagement fees, costs and expenses shall initially be borne 50% by Sellers (allocated among Sellers pro rata based on their respective share of the Purchase Price received pursuant to Section 1.2) and 50% by the Purchasers (allocated between the

Purchasers pro rata based on their respective share of the Purchase Price paid pursuant to Section 1.2); provided, that such fees, costs and expenses of the Neutral Arbitrator shall ultimately be allocated to and borne by the Purchasers (allocated between Purchasers on a pro rata basis) and Sellers (allocated among Sellers on a pro rata basis) based on the inverse of the percentage that the Neutral Arbitrator’s determination (before such allocation) bears to the total amount of the total items in dispute as originally submitted to the Neutral Arbitrator with payment between the Parties to reflect this allocation to be made within seven (7) business days following the determination of the Conclusive Net Working Capital Statement. For example, should the items in dispute total in amount to $1,000 and the Neutral Arbitrator awards $600 in favor of Sellers’ position, 60% of the costs of the Neutral Arbitrator’s review would be borne by the Purchasers and 40% of the costs would be borne by Sellers. In addition, without limiting Section 5.6, the Purchasers and Sellers’ Representative will give the Neutral Arbitrator access to all records, facilities and personnel of such Party and its Affiliates and Representatives as is reasonably necessary to perform its function as arbitrator. The Purchasers and Sellers’ Representative will use their commercially reasonable efforts to cause the Neutral Arbitrator to deliver to the Purchasers and Sellers’ Representative a written determination (such determination to include an explanation in reasonable detail of the reasons for such determination and a work sheet setting forth all material calculations and methods used in arriving at such determination) of the Disputed Items submitted to the Neutral Arbitrator and the resulting effect thereof on the Post-Closing Net Working Capital Statement within twenty (20) calendar days of the Neutral Arbitrator’s receipt of such Disputed Items, which determination will be final, binding and conclusive and upon which judgment may be entered. The final, binding and conclusive Post-Closing Net Working Capital Statement based either upon agreement or deemed agreement by the Purchasers and Sellers’ Representative or the written determination delivered by the Neutral Arbitrator in accordance with this Section 2.3(c) will be the “Conclusive Net Working Capital Statement.”

(f) Post Closing Adjustment. Within seven (7) business days after the final determination of the Net Adjustment Amount, as provided in Section 2.3(c) above:

(i) if the Net Working Capital set forth on the Conclusive Net Working Capital Statement exceeds the Estimated Net Working Capital Amount, the Purchasers shall pay an amount equal to the Net Adjustment Amount to Sellers’ Representative by wire transfer of immediately available funds to the account(s) designated by Sellers’ Representative.

(ii) If the Net Working Capital set forth on the Conclusive Set Working Capital Statement is more negative than the Estimated Net Working Capital Amount, then the Purchasers and Sellers’ Representative shall provide a joint written instruction to the Escrow Agent to release a portion of the Adjustment Escrow Amount equal to the absolute value of the Net Adjustment Amount to the Purchasers or their designee, and if the Adjustment Escrow Amount is not sufficient to cover the absolute value of the Net Adjustment Amount in full, the Purchasers may thereafter recover any remaining amount in cash directly from the Sellers, or, at the Purchasers election in their sole discretion, by a joint written instruction from the Purchasers and Sellers’ Representative to the Escrow Agent to release a portion of the Indemnity Escrow Amount equal to such shortfall to the Purchasers or as they direct, in any case, by wire transfer of immediately available funds to the account(s) designated by the Purchasers.

All payments to be made pursuant to this Section 2.3(d) will be made no later than the tenth (10th) business day following the date on which the Purchasers and Sellers’ Representative agree, or are deemed to have agreed to, or the Neutral Arbitrator delivers, the Conclusive Net Working Capital Statement. In addition, any payment made pursuant to this Section 2.3(d) shall be deemed to be, and each of Sellers’ Representative and the Purchasers shall treat such payments as, an adjustment to the Initial Purchase Price for federal, state, local and foreign income tax purposes.

2.4 Second Closing and Deliveries. Notwithstanding anything in this Agreement to the contrary, the closing of the purchase and sale of the PTI Shares (the “Second Closing”) shall take place on the Closing Date; provided, however, that if the satisfaction and/or waiver of all conditions to the Second Closing set forth in Section 6.5 (other than those conditions that by their nature have to be satisfied at Second Closing (but subject to the satisfaction and/or waiver of those conditions)) has not occurred on or before the Closing Date, then (a) the Second Closing shall take place as promptly as practicable thereafter, but in no event more than four (4) business days following the satisfaction and/or waiver of all conditions to the Second Closing set forth in Section 6.5 (other than those conditions that by their nature have to be satisfied at Second Closing (but subject to the satisfaction and/or waiver of those conditions)), at the offices of O’Melveny & Myers LLP, Two Embarcadero Center, 28th Floor, San Francisco, California 94111, or at such other place and time as the Parties may agree in writing, and (b) the Initial Purchase Price payable at the Closing shall be reduced by $3,000,000 (the “PTI Purchase Price”), and the PTI Purchase Price shall be deposited at the Closing by or on behalf of the Purchasers with the Escrow Agent to be held in the Second Closing Escrow Account (such deposit of the PTI Purchase Price, the “Second Closing Escrow Amount”). At the Second Closing, (x) the Sellers shall deliver a duly executed copy of the PTI Carrier Services Agreement substantially in the form attached hereto as Exhibit F (the “PTI Carrier Services Agreement”); and (y) the Purchasers and Sellers’ Representative shall provide a joint written instruction to the Escrow Agent to release the Second Closing Escrow Amount to the Purchasers or their designee no later than three (3) days after the date on which the Second Closing actually occurs. If the Second Closing does not occur prior to the one (1) year anniversary of the Closing and the Sellers and the Purchasers have not otherwise agreed in writing to work toward a Second Closing, then the obligations of Sellers to sell and Purchasers to purchase the PTI Shares shall terminate.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Each Seller jointly and severally hereby represents and warrants to the Purchasers that, as of the date hereof, except as set forth on the disclosure schedule delivered by the

Sellers to the Purchasers concurrently herewith (the “Disclosure Schedule”) (it being understood that any item set forth on the Disclosure Schedule shall be deemed disclosed with respect to all sections of this Article III to which the relevance of such item is reasonably apparent on its face, whether or not a specific cross reference appears) (it also being understood that, for the purposes of this Article III only, any reference to the “Companies” (or their respective Subsidiaries, properties or assets) shall be deemed to refer only to such Companies (or their respective Subsidiaries, properties or assets) in which such Seller making the representation and warranty owns an equity interest):

3.1 Corporate Status. Each of the Companies and their respective Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar organizational power and authority, as the case may be, to own or lease its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign entity in each jurisdiction where the ownership or leasing of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Such Seller has Made Available to the Purchasers prior to the date of this Agreement true and complete copies of the certificate of incorporation and by-laws or other equivalent organizational documents of each of the Companies and their respective Subsidiaries, each as amended through the date hereof. None of the Companies nor any of their respective Subsidiaries is in violation of its certificate of incorporation or by-laws or other equivalent organizational documents, as applicable, in any material respect.

3.2 Authority. Subject to receipt of the Parent Stockholder Approval, such Seller and each of the Companies has all requisite corporate or other organizational power and authority to execute, deliver and perform its obligations under this Agreement and the other Transaction Documents, as applicable, and to consummate the transactions contemplated hereby and thereby. Except for the Parent Stockholder Approval, the execution, delivery and performance by such Seller of this Agreement, and by such Seller and each of the Companies of the other Transaction Documents, as applicable, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate or similar organizational action on the part of such Seller and the Companies, and no other corporate or similar organizational proceedings on the part of such Seller or the Companies are necessary to authorize the execution, delivery and performance by such Seller of this Agreement, or by such Seller and the Companies of the other Transaction Documents, as applicable, or to consummate the transactions contemplated hereby or thereby. This Agreement has been, and the other Transaction Documents will be, duly executed and delivered by such Seller and the Companies, as applicable, and, assuming due authorization and delivery by the Purchaser, this Agreement constitutes, and the other Transaction Documents will constitute, a valid and binding obligation of such Seller and the Companies, as applicable, enforceable against such Seller and each of the Companies in accordance with their terms, except that (a) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (b) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

3.3 No Conflict; Government Authorizations; Consents.

(a) The execution, delivery and performance by such Seller of this Agreement, and the execution, delivery and performance by such Seller and the Companies of the other Transaction Documents, as applicable, do not and will not (i) contravene or conflict with the certificate of incorporation, by-laws or other equivalent organizational documents of such Seller, the Companies or any of the Companies’ Subsidiaries, (ii) assuming compliance with the matters referenced in Section 3.3(b) and the receipt of the Parent Stockholder Approval, contravene or conflict with or constitute a violation of any provision of any Law binding upon or applicable to such Seller, the Companies or any of the Companies’ Subsidiaries or any of their respective properties or assets or (iii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon such Seller, the Companies or any of the Companies’ Subsidiaries or result in the creation of any Encumbrance (other than any Permitted Encumbrance), upon any of the properties or assets of such Seller, the Companies or any of the Companies’ Subsidiaries, other than, in the case of clauses (ii) and (iii), any such contravention, conflict, violation, default, termination, cancellation, acceleration, loss or Encumbrance that would not have, individually or in the aggregate, a Material Adverse Effect.

(b) No material consent of, or registration, declaration, notice or filing with, any Person (including any Governmental Authority) is required to be obtained or made by such Seller or the Companies in connection with the execution, delivery and performance by such Seller of this Agreement, or by such Seller and the Companies of the other Transaction Documents, as applicable, or the consummation of the transactions contemplated hereby or thereby, other than (i) such consents, approvals, authorizations, licenses, permits, actions, waivers, no action statements, filings, registrations and/or notifications (the “FCC Approvals”) as are required to be made with or obtained from the Federal Communications Commission (the “FCC”) under the Communications Act of 1934 (the “Communications Act”), (ii) such consents, approvals, authorizations, licenses, permits, actions, waivers, no action statements, filings and/or notifications (collectively, the “State PUC Approvals”) as are required to be made with or obtained from any state public service or public utility commission or similar state regulatory bodies of U.S. states or possessions with jurisdiction over the provision of intrastate telecommunications services (each, a “State PUC”), (iii) such consents, approvals, authorizations, licenses, permits, actions, waivers, no action statements, filings and/or notifications (collectively, the “Non-U.S. Telecommunications Approvals”) as are required to be made with or obtained from any non-U.S. Governmental Authority with jurisdiction over the provision of telecommunications services (each, a “Non-U.S. Telecommunications Agency”), (iv) as reasonably determined by the Purchasers and the

Sellers, a joint filing with and clearance by the Committee on Foreign Investment in the United States (“CFIUS”) pursuant to Section 721 of the Defense Production Act of 1950, as amended (the “Defense Production Act”) (any such reasonable determination by the Purchasers and the Sellers that a filing with CFIUS is not required, a “Non-CFIUS Decision”; it being agreed that if a Non-CFIUS Decision is made, then (x) this representation and warranty shall not be deemed breached if it is later determined that a filing with CFIUS should have been made and (y) the closing condition in Section 6.1(c) shall be deemed satisfied), (v) if applicable, compliance with the Competition Act (Canada) and the regulations thereunder (the “Competition Act”) for purposes of obtaining the Competition Act Approval, (vi) if applicable, compliance with the Investment Canada Act and the regulations thereunder (the “ICA”) for purposes of obtaining the ICA Clearances, (vii) compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including the filing of the Proxy Statement, (viii) if applicable, compliance with the HSR Act and, (ix) the other consents and/or notices set forth on Section 3.3(b) of the Disclosure Schedule (collectively, clauses (i)-(ix), the “Company Approvals”), and (ix) those that, if not made or obtained, individually or in the aggregate, would not materially hinder or materially delay the Closing or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.4 Capitalization; Subsidiaries.

(a) The Sellers, through one or more direct or indirect Subsidiaries, are the owners of, and have good and valid title to, all of the Equity Interests, free and clear of any and all Encumbrances, and there are no limitations or restrictions on the Sellers’ right to transfer the Equity Interests to the Purchasers pursuant to this Agreement, in each case, other than restrictions on transfer of securities under applicable securities Laws. The Equity Interests constitute all of the issued and outstanding capital stock or other equity interests of the Companies, and all of the Equity Interests are duly authorized, validly issued, fully paid and non-assessable. None of the Equity Interests have been issued in violation of any preemptive rights or rights of first refusal or first offer.

(b) (i) All of the issued and outstanding Equity Interests are free and clear of all Encumbrances, other than restrictions on transfer of securities under applicable securities Laws, (ii) there are no existing options, warrants, calls, pre-emptive rights, subscriptions or other rights, agreements, arrangements or commitments of any character, obligating the Companies to issue, transfer or sell or cause to be issued, transferred or sold any equity securities other than pursuant to this Agreement, (iii) there are no outstanding or authorized stock appreciation, phantom stock or similar rights with respect to the Companies and (iv) there are no stockholder agreements, voting trusts, proxies or other agreements or understandings with respect to the voting or transfer of the Equity Interests other than pursuant to this Agreement.

(c) Section 3.4(c) of the Disclosure Schedule sets forth a complete list, as of the date hereof, of the Companies and each of the Companies’ Subsidiaries, together with the jurisdiction of incorporation or organization of the Companies and each such Subsidiary and the authorized, issued and outstanding capital stock or other equity securities of the Companies and each such Subsidiary.

(d) (i) All of the issued and outstanding shares of capital stock or other equity securities of each of the Companies’ Subsidiaries are free and clear of all Encumbrances (other than Permitted Encumbrances), (ii) there are no existing options, warrants, calls, pre-emptive rights, subscriptions or other rights, agreements, arrangements or commitments of any character, obligating any such Subsidiary to issue, transfer or sell or cause to be issued, transferred or sold any shares of its capital stock or other equity securities other than pursuant to this Agreement, (iii) there are no outstanding or authorized stock appreciation, phantom stock or similar rights with respect any such Subsidiary and (iv) there are no stockholder agreements, voting trusts, proxies or other agreements or understandings with respect to the voting or transfer of the shares of capital stock or other equity securities of any of such Subsidiary other than pursuant to this Agreement.

(e) Upon the consummations of the transactions contemplated by this Agreement, the Purchasers shall own, directly or indirectly, free and clear of all Encumbrances (other than Permitted Encumbrances), all of the Equity Interests.

3.5 Financial Statements; No Undisclosed Liabilities.

(a) Attached to Section 3.5(a) of the Disclosure Schedule are complete copies of (i) the unaudited schedules of EBITDA (earnings before interest, taxes, depreciation and amortization) and capital expenditures of the Companies and their Subsidiaries for the calendar years ended December 31, 2010, 2011 and 2012 and the balance sheets as of December 31, 2012 (the “Unaudited Financial Statements”), and the unaudited financial statements consisting of the balance sheets of the Companies and their Subsidiaries as of March 31, 2013 and the related statements of income for the three (3) month period then ended (the “Interim Financial Statements” and together with the Unaudited Financial Statements, the “Financial Statements”). The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the period involved, subject, in the case of the Interim Financial Statements, to normal and recurring year-end adjustments. The Financial Statements present fairly, in all material respects, the combined financial position and operating results of the Companies and their Subsidiaries, as of the date thereof and for the period covered thereby. The Financial Statements have been derived from the consolidated financial statements and accounting records of Parent, using the historical results of operations and the historical basis of assets and liabilities of the Companies and their Subsidiaries, and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Companies and their Subsidiaries had been operated as an unaffiliated enterprise. The balance sheets of the Companies and their Subsidiaries as of December 31, 2012 are referred to as the “Balance Sheets” and the date thereof as the “Balance Sheet Date”. The Companies and their Subsidiaries maintains a standard system of accounting established and administered in accordance with GAAP.

(b) The Companies and their Subsidiaries do not have any liabilities, obligations or commitments of any nature that would be required to be stated on a balance sheet prepared in accordance with GAAP (whether absolute, accrued, contingent, unliquidated or otherwise, whether or not known, whether due or to become due and regardless of when asserted) other than those that (i) are disclosed, reflected or reserved against on the Financial Statements or Balance Sheets, (ii) are incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date, or (iii) are disclosed in Section 3.5(b) of the Disclosure Schedule, or (iv) individually or in the aggregate, are not or would not reasonably be expected to be, material to the Companies and their Subsidiaries, taken as a whole.

(c) The accounting controls of the Companies and their Subsidiaries have been and are sufficient to provide reasonable assurances that (i) all transactions of the Companies and their Subsidiaries are executed in accordance with management’s general or specific authorization, (ii) all transactions of the Companies and their Subsidiaries are recorded as necessary to permit the accurate preparation of the Financial Statements and the Interim Financial Statements in accordance with GAAP and to maintain proper accountability for such items, in each case, except as individually or the aggregate, are not or would not reasonably be expected to be, material to the Companies and their Subsidiaries, taken as a whole.

3.6 Absence of Certain Changes or Events.

(a) Except as expressly contemplated by this Agreement (including Section 1.3), since the Balance Sheet Date, the Companies and their Subsidiaries have operated in the ordinary course of business consistent with past practice in all material respects, and none of the Companies nor any of their Subsidiaries has:

(i) adopted any change in its certificate of incorporation or bylaws or other similar organizational or governing documents;

(ii) adopted a plan or agreement of complete or partial liquidation, dissolution, restructuring, merger, consolidation, recapitalization or other reorganization;

(iii) (A) issued, sold, transferred, pledged, disposed of or encumbered any equity or other similar interests, (B) split, combined, subdivided or reclassified any equity or other similar interests or (C) granted any options, warrants or other rights to purchase or obtain any equity or other similar interests, in each case, of the Companies or their Subsidiaries;

(iv) declared or paid any dividends or distributions on or in respect of any of its equity interests or redeemed, purchased or acquired of its equity interests;

(v) entered into any Material Contract or materially amended or modified any Material Contract, other than in the ordinary course of business consistent with past practice.

(vi) (A) adopted, established or become obligated to adopt, establish or contribute to any Company Plan or (B) or materially increased the benefits under any Company Plan or modified any Company Plan other than in the ordinary course of business consistent with past practice or otherwise required by law;

(vii) entered into or consummated any transaction involving the acquisition of the business, stock, assets or other properties of any other Person for consideration in excess of $25,000 individually, or $250,000, in the aggregate;

(viii) other than pursuant to existing Material Contracts or in the ordinary course of business consistent with past practice, sold, transferred or otherwise disposed of a material amount of assets or property;

(ix) other than in the ordinary course of business consistent with past practice, incurred or guaranteed any Indebtedness or issued any note, bond or other debt security;

(x) made any capital investment in, or any loan to, any Person;

(xi) materially damaged, destroyed or lost (whether or not covered by insurance) property other than depreciation in the ordinary course of business consistent with past practice;

(xii) transferred, assigned, sold or otherwise disposed or any of the assets shown or reflected in the Balance Sheet or cancelled any debts or entitlements, in each case other than in the ordinary course of business consistent with past practice;

(xiii) (A) made any Tax election or settled and/or compromised any Tax liability, (B) prepared any Tax Returns in a manner which is inconsistent with the past practices of the Companies or any of their Subsidiaries, as applicable, with respect to the treatment of items on such Tax Returns, (C) incurred any material liability for Taxes other than in the ordinary course of business consistent with past practice, or (D) filed an amended Tax Return or claim for refund of Taxes with respect to the income, operations or property of the Companies or any of their Subsidiaries; or

(xiv) entered into an agreement or binding commitment to do any of the foregoing.

(b) In the period from and after the Balance Sheet Date to the date of this Agreement, there has not been a Material Adverse Effect or any event, circumstance or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.7 Taxes.

(a) Each of the Companies and the Companies’ Subsidiaries has duly filed on a timely basis (or there has been timely filed on its behalf) all Tax Returns required to be filed by it (taking into account all applicable extensions) with the appropriate Taxing Authority. All such Tax Returns are true, correct and complete in all material respects and accurately reflect all liability for Taxes of the Companies and their Subsidiaries, as applicable, for the periods covered thereby.

(b) All Taxes and Tax liabilities due and payable by or with respect to the income, assets or operations of the Companies and the Companies’ Subsidiaries have been timely paid in full. All Taxes incurred but not yet due and payable (i) for periods covered by the Financial Statements have been accrued and adequately disclosed on the Financial Statements, and (ii) for periods not covered by the Financial Statements have been accrued on the books and records of the Companies and the Companies’ Subsidiaries in accordance with GAAP.

(c) There are no Encumbrances for Taxes upon any property or assets of the Companies or any of their Subsidiaries, except for Encumbrances for Taxes not yet due and payable or for which adequate reserves have been provided in the Financial Statements.

(d) There is no audit, examination, deficiency, refund litigation or proposed adjustment pending or in progress or threatened with respect to any Taxes of the Companies, the Companies’ Subsidiaries or the Sellers (but in the case of each Seller, only with respect to the Business), nor have the Companies, the Companies’ Subsidiaries or the Sellers (but in the case of each Seller, only with respect to the Business) received any notices or rulings from any taxing authority relating to any issue which could reasonably be expected to affect the Tax liability of the Companies, the Companies’ Subsidiaries or the Sellers (but in the case of each Seller, only with respect to the Business).

(e) The liability for Taxes of the Companies has been assessed by all relevant Governmental Authorities for all periods up to and including December 31, 2011. There are no outstanding written requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or material Tax deficiencies against the Companies, the Companies’ Subsidiaries or the Sellers (but in the case of each Seller, only with respect to the Business) and none of the Companies, the Companies’ Subsidiaries or the Sellers (but in the case of each Seller, only with respect to the Business) is presently contesting the Tax liability of the Companies, the Companies’ Subsidiaries or the Sellers (but in the case of each Seller, only with respect to the Business) before any court, tribunal or agency.

(f) Each of the Companies, the Companies’ Subsidiaries and the Sellers (but in the case of each Seller, only with respect to the Business) is in material compliance with all applicable information reporting and Tax withholding requirements under U.S. federal, state and local, and non-U.S. Tax Laws. All Taxes that the

Companies, the Companies’ Subsidiaries and the Sellers (but in the case of each Seller, only with respect to the Business) is (or was) required by applicable law to withhold or collect in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, member or other third party have been duly withheld or collected, and have been timely paid over to the proper authorities to the extent due and payable.

(g) None of the Companies or any of their Subsidiaries is a party to, is bound by or has any obligation under any Tax sharing, Tax allocation or Tax indemnity agreement or similar contract or arrangement.

(h) None of the Companies nor any of their Subsidiaries has engaged in any transaction that the Internal Revenue Service has identified by regulation or other form of published guidance as a listed transaction, as set forth in Treas. Reg. § 1.6011-4(b)(2).

(i) No Seller is a “foreign person” within the meaning of Section 1445 of the Code.

(j) None of the Companies nor any of their Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(k) None of PTCI, Telesonic, Primus Canada or Globility (the “Canadian Companies”) or their respective Subsidiaries have acquired property or services from, or disposed of property or provided services to, a Person with whom it does not deal at arm’s length (within the meaning of the Tax Act) for an amount that is other than the fair market value of such property or services, nor have the Canadian Companies or their respective Subsidiaries been deemed to have done so for purposes of the Tax Act. For all transactions between any Company or their Subsidiaries, on the one hand, and any non-resident Person with whom such Company or Subsidiary was not dealing at arm’s length, for the purposes of the Tax Act, on the other hand, during a taxation year commencing after 1998 and ending on or before the Closing Date, such Company or Subsidiary has made or obtained records or documents that satisfy the requirements of paragraphs 247(4)(a) to (c) of the Tax Act. No Company or any of the Companies’ Subsidiaries has entered into an agreement contemplated by section 191.3 of the Tax Act.

(l) There are no circumstances existing which could result in the application of section 17, section 78, section 79, or sections 80 to 80.04 of the Tax Act, or any equivalent provision under applicable provincial law, to the Canadian Companies or their respective Subsidiaries. No Canadian Company or any of their respective Subsidiaries has claimed or will claim any reserve under any provision of the Tax Act or any equivalent provincial provision, if any amount could be included in the income of the Canadian Companies or any of their respective Subsidiaries for any period ending after the Closing Date.

(m) At no time has any foreign affiliate of any Canadian Company or any of their Subsidiaries generated any “foreign accrual property income” as defined in the Tax Act.

(n) No Company or Seller (but in the case of such Seller, only with respect to the Business) is negotiating any final or draft assessment or reassessment in respect of Taxes with any Governmental Authority and the Companies and Sellers have not received any indication from any Governmental Authority that an assessment or reassessment is proposed or may be proposed in respect of any Taxes for any period ending on or prior to the Closing Date. There are no facts of which any of the Companies or any of the Sellers are aware which would constitute grounds for the assessment or reassessment of Taxes payable by the Companies for any period ending on or prior to the Closing Date, except in respect of Taxes that are provided for in the books and accounting records of Parent and the Interim Financial Statements. The Sellers are not aware of any contingent liabilities of the Companies for Taxes or any grounds for an assessment or reassessment of Taxes including the treatment of income, expenses, credits or other claims for deduction under any Tax Return.

(o) Notwithstanding anything to the contrary in this Agreement, the Companies, the Companies’ Subsidiaries and the Sellers are not making, and shall not be construed to have made, any representation or warranty as to the amount or utilization of any net operating loss, non-capital loss, capital loss, Tax credit, Tax basis or other Tax attribute of any of the Companies or the Companies’ Subsidiaries

(p) No claim has ever been made by a Governmental Authority in a jurisdiction where PTCI, PTI, Lingo or iPrimus does not file Tax Returns that PTCI, PTI, Lingo or iPrimus is or may be subject to taxation in such jurisdiction.

(q) None of PTI, Lingo or iPrimus has been a member of an affiliated group filing a consolidated federal income Tax return (other than a group, the common parent of which was Parent) or has any Liability for the Taxes of any Person (other than Parent or members of a group the common parent of which was Parent) under Treas. Reg. § 1.1502-6 (or any similar provision of state, local, or non-US Law, as a transferee or successor, by contract or otherwise).

(r) None of PTCI, PTI, Lingo or iPrimus will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(i) change in method of accounting for a taxable period ending on or prior to the Closing Date;

(ii) “closing agreement” as described in section 7121 of the Code (or any corresponding or similar provision of state, local or non-US income Tax Law) executed on or prior to the Closing Date;

(iii) intercompany transactions or excess loss account described in the Treas. Reg. under section 1502 of the Code (or any corresponding or similar provision of state, local, or non-US income Tax Law);

(iv) installment sale or open transaction disposition made on or prior to the Closing Date;

(v) prepaid amount received on or prior to the Closing Date; or

(vi) election under section 108(i) of the Code.

3.8 Intellectual Property.

(a) Section 3.8(a)(1) of the Disclosure Schedule sets forth a true and complete list (in all material respects) of all applications and registrations for Intellectual Property owned by the Companies and their Subsidiaries, including for each item, the name of the owner of record, the applicable jurisdiction, status, application or registration number, and date of application, registration or issuance, as applicable (“Company Registered IP”). All of the Company Registered IP has been properly maintained and renewed by the Companies and/or their Subsidiaries in accordance with all applicable Laws and has not been abandoned, cancelled or allowed to enter into the public domain. Section 3.8(a)(2) of the Disclosure Schedule sets forth a true and complete list (in all material respects) of all Intellectual Property licensed to the Companies and their Subsidiaries in the conduct of the Business, including for each item, the name of the licensor, the agreement pursuant to which the Intellectual Property is licensed, and date of the license, as applicable, other than for commercially available, non-customized software licensed on standard terms (“Company Licensed IP”, and together with the Company Registered IP, the “Company Intellectual Property”). Except as set forth in Section 3.8(a)(3) of the Disclosure Schedule, there is no Intellectual Property used or held for use by the Companies and their Subsidiaries in the conduct of the Business which is neither owned by nor licensed to the Companies and their Subsidiaries, except where such failure to so own or license would not have, individually or in the aggregate, a Material Adverse Effect.

(b) Except as set forth in Section 3.8(b) of the Disclosure Schedule, the Companies and their Subsidiaries own, free and clear of all Encumbrances (other than for limited, non-exclusive rights granted to customers in the ordinary course of business consistent with past practice), or have valid rights to use, all Intellectual Property that is used in the Business as currently conducted (including the Company Intellectual Property), except where the failure to have any such right would not have, individually or in the aggregate, a Material Adverse Effect.

(c) The conduct of the Business as currently conducted does not infringe the Intellectual Property of any third Person, except where such conduct would not have, individually or in the aggregate, a Material Adverse Effect.

(d) To the Knowledge of such Seller, no third Person is infringing any Intellectual Property owned by the Companies or their Subsidiaries.

(e) Except as set forth in Section 3.8(e) of the Disclosure Schedule, the Companies and their Subsidiaries are not a party to or bound by any Contract or other obligation that limits or impairs in any material manner their ability to use, sell, transfer, assign or convey any Company Intellectual Property owned by them. Except as set forth in Section 3.8(e) of the Disclosure Schedule, the Sellers, Companies and their Subsidiaries have not granted to any Person any right, license or permission to use all or any portion of, or otherwise encumbered any of its rights in, or to, any of the Company Intellectual Property owned by the Companies and their Subsidiaries that is material to the Business (other than for limited, non-exclusive rights granted to customers in the ordinary course of Business pursuant to standard terms of service or acceptable use policies of the Companies and their Subsidiaries, as applicable). Except as set forth in Section 3.8(a)(2) of the Disclosure Schedule, the Companies and their Subsidiaries are not obligated to pay any royalties, fees or other compensation to any Person in respect of its ownership, use or license of any Company Intellectual Property, excluding with respect to licenses for commercially available, non-customized software licensed on standard terms and employee or consulting agreements.

(f) The transactions contemplated by this Agreement and the continued operation of the Business will not violate or breach the terms of any license to Intellectual Property to which the Companies or any of their Subsidiaries are a party, or entitle any other party to any such Intellectual Property license to terminate or modify it, or otherwise adversely affect the Companies’ rights under it in a material manner.

(g) Seller has provided or Made Available to the Purchasers copies of the business interruption plans of the Companies and their Subsidiaries and/or the Business and information on all material interruptions in the technology support of the Companies that have occurred in the past two (2) years.

(h) As of the Closing, PTCI shall be the exclusive owner of the “Primus” trademark listed on Section 3.8(a) of the Disclosure Schedule, including the “Primus” trademark and all trademarks containing the “Primus” design, logo, and name as disclosed therein (the “Primus Trademark”), and all goodwill related thereto. None of Parent, Sellers’ Representative, Sellers, or any of the Companies or their Subsidiaries have assigned, conveyed, transferred, or granted to any third party any interest in, or otherwise encumbered in any manner, the Primus Trademark; no third party owns, is entitled to, or has claimed any ownership right or interest in the Primus Trademark that would preclude, conflict with, or encumber the assignment of the Primus Trademark to PTCI; and as of the Closing, all assignments and/or applicable filings that may be necessary to vest in PTCI full and complete title to the Primus Trademark have been obtained.

(i) Following the Closing, none of the Sellers or any of their Affiliates will retain ownership of or the right to use any Company Intellectual Property. Following the Closing, none of Parent, Sellers, and their Subsidiaries shall have any right to use the Primus Trademark.

(j) For purposes of this Agreement, “Intellectual Property” means all (i) U.S. and foreign patents and applications therefor and all divisionals, reissues, re-examinations, renewals, extensions, continuations and continuations-in-part thereof, (ii) U.S. and foreign trademarks, trade dress, service marks, trade names, domain names, logos, business names, corporate names, whether registered or unregistered, and pending applications to register the same, including all renewals thereof and all goodwill associated therewith, (iii) U.S. and foreign copyrights, whether registered or unregistered, and pending applications to register the same, (iv) know-how, trade secrets, proprietary and non-public business information, including inventions (whether patentable or not) invention disclosures, improvements, discoveries, confidential information, methods, processes, designs, technology, technical data, schematics, formulae and customer lists, and documentation relating to any of the foregoing, (v) mask works, mask work registrations and application for mask work registrations, and (vi) software.

3.9 Legal Proceedings. As of the date hereof, there are no Actions (or to the Knowledge of such Seller, investigations) pending against or, to the Knowledge of such Seller, threatened against, the Companies, their Subsidiaries or any of their respective properties or assets by or before any Governmental Authority that are material to the Companies and their Subsidiaries taken as a whole or that would reasonably be expected to result in the revocation, modification, non-renewal or suspension of any Material Permit, the issuance of any cease and desist order or the imposition of any fines, forfeitures or other administrative action by any Governmental Authority with respect to any Material Permit or that are material to the operations or business of the Companies and their Subsidiaries taken as a whole. Except as set forth in Section 3.9 of the Disclosure Schedule, neither the Companies, their Subsidiaries nor any of their respective properties or assets is or are subject to any material Governmental Order, and, to the Knowledge of such Seller, there are no such Governmental Orders threatened to be imposed. Except as set forth in Section 3.9 of the Disclosure Schedule, to the Knowledge of such Seller, there are no formal or informal material governmental inquiries or investigations or internal investigations pending or threatened relating to, affecting or involving (i) the Companies, their Subsidiaries or the Business or, (ii) as of the date hereof, any Material Permits, including any pending enforcement action, administrative action, cease and desist order, order to show cause, order of forfeiture, or notice of apparent liability issued or outstanding by any Governmental Authority. Notwithstanding the foregoing, the representations and warranties in this Section 3.9 do not apply to (a) rulemakings before the FCC of general applicability to the Seller’s industry, or (b) Intellectual Property matters or environmental matters, which subject matters are covered in their entirety and exclusively under Section 3.8 (Intellectual Property) and Section 3.11 (Environmental Matters), respectively.

3.10 Compliance with Laws; Permits.

(a) Each of the Companies and their Subsidiaries are currently in compliance with, and since January 1, 2009, the Companies and their Subsidiaries have been in compliance with, all Laws applicable to the Business, except for such non-compliance as would not have, individually or in the aggregate, a Material Adverse Effect.

(b) The Companies and their Subsidiaries possess all material Permits necessary for the Companies and their Subsidiaries to own, lease and operate their respective properties and assets and to carry on the Business as now being conducted (the “Material Permits”). The list of permits set forth on Section 3.10 of the Disclosure Schedule includes all of the Material Permits as of the date of this Agreement. (i) Each Material Permit is valid and in full force and effect either pursuant to its terms or by operation of law, has not expired or been revoked, suspended, canceled or materially modified, (ii) to the Knowledge of such Seller, there exist no facts or circumstances that make it likely that any Material Permit will not be renewed or extended in the ordinary course of business consistent with past practice on commercially reasonable terms, and (iii) as of the date hereof, no Governmental Authority has commenced, or given written notice to the Companies or their Subsidiaries that it intends to commence a proceeding to revoke, or suspend, rescind, modify or not renew, or to impose any materially adverse condition on, any Material Permit, (iv) all material reports and filings required to be filed with the relevant Governmental Authority by the Companies and their Subsidiaries have been timely filed and are accurate and complete in all material respects, and (v) all regulatory fees have been timely paid.

(c) As of the date of this Agreement, to Sellers’ knowledge, no facts or circumstances exist that would reasonably be expected to result in, or after notice or lapse of time or both would result in, revocation, suspension, adverse modification, non-renewal, shorter-term renewal, impairment or termination of or any notice of apparent liability or order of forfeiture with respect to any Material Permit, except for such revocation, suspension, adverse modification, non-renewal, shorter-term renewal, impairment or termination of or any notice of apparent liability or order of forfeiture as would not be material to the Companies and their Subsidiaries taken as a whole or the Business as currently conducted.

(d) The requisite notice of non-renewal has been filed with Industry Canada on behalf of Globility relating to Globility’s station license for use of unlicensed spectrum leased from Industry Canada.

(e) Notwithstanding the foregoing, the representations and warranties contained in this Section 3.10 do not apply to Taxes, Intellectual Property, environmental matters, employee matters or Company Plans, which subject matters are covered in their entirety and exclusively under Sections 3.7 (Taxes), 3.8 (Intellectual Property), 3.11 (Environmental Matters), 3.12 (Employee Plans), 3.13 (Employee Matters) and 3.18 (Labor), respectively.

(f) Prior to the date hereof, all cable landing licenses held by or controlled by PTI have been surrendered for cancellation to the FCC.

3.11 Environmental Matters. To the Knowledge of such Seller:

(a) (i) The Companies and their Subsidiaries are in compliance in all material respects with all applicable Environmental Laws, (ii) none of the properties owned by the Companies or their Subsidiaries contain any Hazardous Substance as a result of any activity of the Companies or their Subsidiaries which could give rise to a material liability under applicable Environmental Law, (iii) none of the Companies nor any of their Subsidiaries is subject to any outstanding notices, demand letters or requests for information from any federal, state, local or foreign Governmental Authority indicating that any of the Companies or any of their Subsidiaries may be in material violation of, or materially liable under, any applicable Environmental Law in connection with the ownership or operation of the Business, (iv) no Hazardous Substance has been disposed of, released or transported in a manner giving rise to any material liability under any applicable Environmental Law, from any properties owned by the Companies or their Subsidiaries as a result of any activity of the Companies or their Subsidiaries during the time such properties were owned, leased or operated by the Companies or their Subsidiaries and (v) neither the Companies, their Subsidiaries nor any of their respective properties are subject to any material suit, settlement, court order, administrative order, regulatory requirement, judgment or written claim asserted or arising under any applicable Environmental Law.

(b) For purposes of this Agreement, (i) “Environmental Law” means any Law relating to (A) the protection, preservation or restoration of the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or (B) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of, Hazardous Substances, in each case as in effect as of the date hereof, and (ii) “Hazardous Substance” means any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law. Hazardous Substance includes any substance as to which exposure is regulated by any Governmental Authority or any Environmental Law, including any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance or petroleum or any derivative or byproduct thereof, radon, radioactive material, asbestos, or asbestos containing material, urea formaldehyde, foam insulation or polychlorinated biphenyls.

3.12 Employee Plans.

(a) Each employment, consulting, termination, executive compensation, deferred compensation, pension, stock option, stock purchase, stock appreciation right, phantom stock, equity-based compensation, severance or termination, material fringe benefit, incentive compensation, bonus, profit-sharing, retirement, change in control, retention, salary continuation, vacation, leave, death benefit, group insurance, hospitalization, medical, dental, life insurance (including all individual life insurance policies to which the Company is the owner, the beneficiary or both), gross-up, retiree medical, retiree life, retiree, cafeteria, employee loan, educational assistance, and stop loss plan, program, policy arrangement or agreement, whether written or oral, and any other material employee benefit plans, agreements, programs, policies, arrangements or payroll practices, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise) (i) that is sponsored, maintained or contributed to by the Company, (ii) for which the Company has an obligation to sponsor, maintain, contribute to, or (iii) for which the Company has or could have any direct or indirect liability, whether contingent or otherwise, in each case under which any current or former officer, director, employee, leased employee, consultant or agent (or their respective beneficiaries) of the Company has any present or future right to benefits (including “employee benefit plans” within the meaning of Section 3(3) of ERISA (but excluding any plan or program maintained or sponsored by a Governmental Authority)) (each a “Company Plan” and, collectively, the “Company Plans”), has been set forth in Section 3.12(a) of the Disclosure Schedule. All references to “Company” in this Section 3.12 shall refer to the applicable Company and its Subsidiaries.

(b) True and complete copies of the following have been Made Available to the Purchaser: (i) the most recent copy of each Company Plan, including any trust instruments and all amendments thereto, (ii) the three most recent annual reports filed on Form 5500, including all required schedules, for each Company Plan required to file such an annual report, (iii) the most recent determination letter (or advisory or opinion letter as applicable) issued by the Internal Revenue Service for each Company Plan that is intended to be “qualified” under Section 401(a) of the Code, (iv) the most recent summary plan description and any summary of material modifications, as required, for each Company Plan, (v) all material contracts currently in effect with respect to any Company Plan (including all administrative agreements, group insurance contracts and group annuity contracts), (vi) material written communications (or a written description of any material oral communications) by the Company to its employees concerning the extent of benefits provided under a Company Plan, (vii) the three most recent audited financial statements for each Company Plan, and (viii) for the last three years, all material correspondence in respect of any Company Plan with the Internal Revenue Service (the “IRS”), the United States Department of Labor (“DOL”) and/or any other Governmental Authority regarding the operation or administration of any Company Plan.

(c) Each Company, each of their respective Subsidiaries, and each other entity that would be considered a single employer with a Company or any Company Subsidiary under Sections 414(b), (c), (m) or (o) of the Code does not maintain, contribute or have any liability, whether contingent or otherwise, with respect to, and has not in the past six years maintained, contributed or had any liability, whether contingent or otherwise, with respect to any benefit plan that is, or has been, (i) subject to Title IV of ERISA or Section 412 of the Code, (ii) maintained by more than one employer within the meaning of Section 413(c) of the Code, (iii) subject to Sections 4063 or 4064 of ERISA, (iv) a “multiemployer plan,” within the meaning of Section 4001(a)(3) of ERISA, (v) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA, or (vi) an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA and that is not intended to be qualified under Section 401(a) of the Code. No Company Plan is a “registered pension plan” as such term is defined in the Income Tax Act (Canada).

(d) (i) Each Company Plan has been established and administered in all material respects in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code and all other applicable Laws; (ii) with respect to each Company Plan, all reports, returns, notices and other documentation that are required to have in all material respects been filed with or furnished to the IRS, DOL or any other Governmental Authority, or to the participants or beneficiaries of such Company Plan have been filed or furnished on a timely basis; (iii) each Company Plan that is intended to be qualified within the meaning of Section 401(a) of the Code is, to the Knowledge of the Sellers, so qualified and has received a favorable determination letter from the IRS (covering all required law changes) and, to the Knowledge of the Sellers, there are no facts or circumstances that could reasonably be expected to cause the loss of such qualification or the imposition of any material liability, penalty or tax under ERISA, the Code or any other applicable Laws; (iv) other than routine claims for benefits, no liens, actions, investigations, examinations, claims, proceedings, lawsuits or complaints to or by any Person or Governmental Authority have been filed against any Company Plan or the Company or, to the Knowledge of the Sellers, against any other Person and, to the Knowledge of the Sellers, no such liens, actions, investigations, examinations, claims, proceedings, lawsuits or complaints are contemplated or threatened with respect to any Company Plan; (v) except as would not be material, no individual who has performed services for the Company has been improperly excluded from participation in any Company Plan; and (vi) there are no audits or proceedings initiated pursuant to the IRS Employee Plans Compliance Resolution System (currently set forth in Revenue Procedure 2013-12) or similar proceedings pending with the IRS or DOL with respect to any Company Plan.

(e) No Company has any obligations for retiree health or life benefits under any Company Plan, other than coverage as may be required under Section 4980B of the Code or Part 6 of Title I of ERISA, or under the continuation of coverage provisions of the Laws of any state or locality.

(f) There are no reserves, assets, surpluses or prepaid premiums with respect to any Company Plan that is a “welfare plan” within the meaning of Section 3(1) of ERISA, including any cafeteria plan balances, flexible spending account balances at any Seller. The level of insurance reserves under each Company Plan which provides group benefits and contemplates the holding of such reserves is reasonable and sufficient to provide for all incurred but unreported claims.

(g) In all material respects, all employee data necessary to administer each Company Plan in accordance with its terms and conditions and all Laws is in possession of the Companies or its Subsidiaries and such data is complete, correct, and in a form which is sufficient for the proper administration of each Company Plan.

(h) Neither the Company nor, to the Knowledge of the Sellers, any other “party in interest” or “disqualified person” with respect to any Company Plan has engaged in a non-exempt “prohibited transaction” within the meaning of Section 406 of ERISA or Section 4975 of the Code involving such Company Plan which, individually or in the aggregate, could reasonably be expected to subject the Company to a tax or penalty imposed by Section 4975 of the Code or Sections 501, 502 or 510 of ERISA. To the Knowledge of the Sellers, no fiduciary has any liability for breach of fiduciary duty or any other failure to act or comply with the requirements of ERISA, the Code or any other applicable laws in connection with the administration or investment of the assets of any Company Plan.

(i) All contributions (including all employer contributions and employee salary reduction contributions) or premium payments required to have been made under the terms of any Company Plan, or in accordance with applicable Law, as of the date hereof have in all material respects been timely made or reflected on the Company’s financial statements in accordance with GAAP. In all material respects, all liabilities or expenses of the Company in respect of any Company Plan (including workers compensation) which have not been paid, have been properly accrued on the Company’s most recent financial statements in compliance with GAAP and all amounts due or accrued due for all salary, wages, bonuses, commissions, vacation with pay, sick days and benefits under the Company Plans have either been paid or are accurately reflected in the books and records of the applicable Company or Subsidiary.

(j) The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event (which would not in and of itself trigger such payment or benefit): (i) entitle any current or former employee, officer, director, leased employee, consultant or agent (or their respective beneficiaries) of any Company to severance pay, unemployment compensation or any other payment under any Company Plan, (ii) (A) accelerate the time of payment or vesting, (B) trigger any payment or funding, through a grantor trust or otherwise, (C) increase the amount of compensation or benefits due under any Company Plan, or (D) trigger any other obligation pursuant to any Company Plan, (iii) result in any breach or violation of, or a default under, any Company Plan, (iv) result in a non-exempt prohibited transaction within the meaning of section 406 of ERISA or Section 4975 of the Code, or (v) result in the payment of any amount that could, individually or in combination with any other payment, constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code.

(k) No current or former officer, director, employee, leased employee, consultant or agent (or their respective beneficiaries) has or will obtain a right to receive a gross-up payment from the Company with respect to any excise, additional income or penalty taxes that may be imposed upon such individual pursuant to Section 4999 or Section 409A of the Code or otherwise.

(l) The Company may amend or terminate any Company Plan (other than an employment agreement or any similar agreement that cannot be terminated without the consent of the other party) at any time without incurring liability thereunder, other than in respect of accrued and vested obligations and medical or welfare claims incurred prior to such amendment or termination, ordinary administrative expenses typically incurred in a termination event, or such liability as imposed upon such a termination under the express provisions of such plan.

(m) With respect to each Company Plan that is subject to the Laws or applicable customs or rules of relevant jurisdictions other than the United States or Canada (each, a “Foreign Plan”): (i) each Foreign Plan is in compliance in all material respects with the applicable provisions of Law and regulations regarding employee benefits, mandatory contributions and retirement plans of each jurisdiction in which each such Foreign Plan is maintained, to the extent those Laws are applicable to such Foreign Plan; (ii) each Foreign Plan has been administered at all times and in all material respects in accordance with its terms; (iii) there are no pending investigations by any Governmental Authority involving any Foreign Plan, and no pending claims (except for claims for benefits payable in the normal operation of the Foreign Plans), suits or proceedings against any Foreign Plan or asserting any rights or claims to benefits under any Foreign Plan; (iv) the transactions contemplated by this Agreement, by themselves or in conjunction with any other transactions, will not create or otherwise result in any material liability, accelerated payment or any enhanced benefits with respect to any Foreign Plan; and (v) all liabilities with respect to each Foreign Plan have been funded in accordance with the terms of such Foreign Plan and have been properly reflected in the financial statements of the Company. The Company has satisfied all obligations under applicable law with respect to any plan or program maintained or sponsored by a Governmental Authority.

(n) All amounts due or accrued for all salary, wages, bonuses, commissions, vacation with pay, sick days and benefits under the Company Plans have either been paid or are accurately reflected in the books and records of the applicable Company or Subsidiary thereof.

3.13 Employee Matters.

(a) Section 3.13(a) of the Disclosure Schedule contains a correct and complete list of each Employee and each independent contractor or consultant of the Companies and their respective Subsidiaries whose aggregate annual compensation is greater than $100,000, whether actively at work or not, showing without names or employee number their salaries, wage rates, exempt or non-exempt status, commissions and consulting fees, bonus arrangements, benefits, vacation entitlements in days and vacation accruals, positions, status as full-time or part-time Employees, location of employment, cumulative length of service with the applicable employer and whether they are subject to a written employment Contract. Section 3.13(a) of the Disclosure Schedule contains, for all Employees their aggregate annual vacation entitlement in days and accrued and unused vacation days as of March 1, 2013, any other annual paid time off entitlement in days and their accrued and unused days of such other paid time off as of March 1, 2013.

(b) Except as disclosed in Section 3.13(a) or Section 3.13(b) of the Disclosure Schedule, all Employees based in the United States are employees “at will” and all Employees can be terminated at any time, for any reason or no reason, with or without cause or notice, without penalty, other than such as results by Law from the termination of employment of an employee without an agreement as to notice or severance.

(c) Each independent contractor or consultant who is disclosed on Section 3.13(a) of the Disclosure Schedule has been properly classified as an independent contractor or consultant and neither the Companies nor their respective Subsidiaries have received any notice from any independent contractor or consultant, Governmental Authority or other Person disputing such classification. Each agreement with an independent contractor or consultant can be cancelled at any time with no more than thirty days’ advance notice, with or without cause, without penalty.

(d) There are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance legislation and neither the Companies nor their respective Subsidiaries have been reassessed in any material respect under such legislation during the past three (3) years and, to the Knowledge of the Sellers, no audit of any of the Companies or their respective Subsidiaries is currently being performed pursuant to any applicable workplace safety and insurance legislation. There are no claims pending, or to the Knowledge of the Sellers, threatened against the Companies which may materially adversely affect the Companies’ or their respective Subsidiaries’ accident cost experience in respect of the Business.

(e) The Sellers have provided to the Purchasers all orders and inspection reports under applicable occupational safety and health legislation (“OSH Laws”) together with the minutes of the Companies’ and their respective Subsidiaries’ joint health and safety committee meetings for the past three (3) years. There are no charges pending under any OSH Laws. The Companies and their respective Subsidiaries have complied in all material respects with any orders issued against the Company or their respective Subsidiaries under all OSH Laws and there are no appeals of any orders under any OSH Laws currently outstanding

3.14 Material Contracts.

(a) Except for this Agreement and the Company Plans, Section 3.14 of the Disclosure Schedule contains a complete list, as of the date hereof, of each of the following types of Contracts to which any of the Companies or any of their Subsidiaries is a party or is otherwise bound (all Contracts of the type described below in this Section 3.14(a) being referred to herein as “Material Contracts”):

(i) any Contract pursuant to which any Company or any of their Subsidiaries paid or received amounts in excess of $100,000 during any one of the last three (3) years prior to the date of this Agreement;

(ii) any indemnification, employment, “change of control”, retention, severance, consulting or other contract with any executive officer of any Company or any of their Subsidiaries other than those contracts terminable by any such Company or the applicable Subsidiary on no more than 30 days notice without liability or financial obligations of such Company or the applicable Subsidiary;

(iii) any loan, guarantee of Indebtedness or credit agreement, note, bond, mortgage, indenture or other binding commitment relating to Indebtedness in an amount in excess of $50,000 individually, other than (A) accounts receivables and payables and (B) loans to or from direct or indirect wholly-owned Subsidiaries of the Sellers or Affiliates of the Sellers;

(iv) any contract that has a continuing material indemnification obligation to any Person, other than those contracts entered into in the ordinary course of business consistent with past practice;

(v) any Contract entered into after December 31, 2008 that involves acquisitions or dispositions of (A) assets or capital stock or other voting securities or equity interests of any Company or any of their Subsidiaries or (B) assets or real property or capital stock or other voting securities or equity interests of another Person, in each case;

(vi) any employment agreements or agreements with independent contractors or consultants (or similar arrangements) other than those which can be terminated at will, without a penalty, on 90 days’ notice or less;

(vii) any non-competition or other similar agreement that prohibits or otherwise restricts any Company or any of their Subsidiaries from freely engaging in business anywhere in the world (including any agreement that restricts any Company or any of their Subsidiaries from competing in any line of business) for any period of time;

(viii) any Contract that creates a partnership or joint venture with respect to any portion of the Business;

(ix) any contract pursuant to which any Company or any Subsidiary is a lessee of any personal or real property, for which the aggregate annual base rent or lease payments exceed $10,000 respectively;

(x) any contact entered into in the past three (3) years involving any resolution or settlement of any actual or threatened Action with a value of greater than $50,000 and which imposes continuing obligations; and

(xi) any settlement or similar agreement with any Governmental Authority or order or consent of a Governmental Authority involving future performance by any Company or any of their Subsidiaries (excluding, for the avoidance of doubt, customary Permits).

(b) None of such Seller, the Companies or any of their Subsidiaries has received written notice that it is in material breach of or default under the terms of any Material Contract. To the Knowledge of such Seller, no other party to any Material Contract is in material breach of or default under the terms of any Material Contract. Except as set forth in Section 3.14(b) of the Disclosure Schedule, each Material Contract is a valid and binding obligation of the applicable Company or its applicable Subsidiary which is party thereto and, to the Knowledge of such Seller, of each other party thereto, and is in full force and effect, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

3.15 Reserved.

3.16 Sufficiency of Assets. The buildings, plants, structures, vehicles, equipment, technology and communications hardware and other items of tangible personal property currently owned or leased by the Companies and their Subsidiaries, together with all other properties and assets of the Companies and their Subsidiaries, are sufficient in all material respects for the continued conduct of the Business after the Closing substantially in the same manner as it was conducted prior to the Closing.

3.17 Real Properties. The Companies and their Subsidiaries do not own and have never owned any interest in any real properties. The Companies and their Subsidiaries have valid leasehold interests in all of their respective leased real properties (“Leased Real Property”), free and clear of all Encumbrances (other than Permitted Encumbrances and all other title exceptions, defects, encumbrances and other matters, whether or not of record, which do not materially affect the continued use of the property for the purposes for which the property is currently being used by the Sellers, the Companies or their Subsidiaries as of the date hereof). Section 3.17 of the Disclosure Schedule sets forth a complete list, as of the date hereof, of the address of each Leased Real Property, and the leases (including any amendment) relating to each Leased Real Property (including the date and name of the parties to such leases and the expiration dates of such leases) (collectively, the “Leases”). Sellers have Made Available to the Purchasers a true and complete copy of each Lease. With respect to each Lease (i) such Lease is in full force and effect and is enforceable in accordance with its terms and shall continue to be in full force and effect on the terms set forth in such Lease following the Closing Date, except that (A) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (B) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought; (ii) such Lease (or a notice in respect of such Lease) has been properly registered in the appropriate land registry office, as applicable; (iii) all rents and additional rents have been paid; and (iv) as of the date hereof, to the knowledge of such Seller, there exists no event of default or event, occurrence, condition or act (including the purchase of the Equity Interests) which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default under such Lease, except such event of default or event, occurrence, condition or act as would not have, individually or in the aggregate, a Material Adverse Effect. Each of the Leased Real Properties is adequate and suitable for the purposes for which it is presently being used and the Companies have adequate rights of ingress and egress into each of the Leased Real Properties for the operation of the Business in the ordinary course consistent with past practice, except where the failure to be so adequate or suitable, or to have such adequate rights of ingress and egress, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.18 Labor.

(a) Except as set forth in Section 3.18(a) of the Disclosure Schedule, which sets forth the number and locations of all employees of the Companies or their Subsidiaries (“Company Employees”) with respect to whom the Companies and their Subsidiaries have experienced “employment losses” or mass or group terminations as defined under WARN or any similar state, local, or foreign Law in the six (6) year period immediately preceding the Closing Date, none of the Companies nor any of their Subsidiaries has incurred any liability or obligation with respect to the termination or layoff of any Company Employees under WARN or any similar state, local, or foreign Law within the past six (6) years.

(b) No union, trade union, works council, labor union, counsel of trade unions, employee bargaining agency or affiliated bargaining agent (each a “Union,” and collectively, “Unions”) holds bargaining rights with respect to any of the Employees by way of certification, interim certification, voluntary recognition, or succession rights, or has applied or, to the Knowledge of such Seller, threatened to apply to be certified as the bargaining agent of any Company Employee. No Union has applied to have the Companies or their respective Subsidiaries declared a common or related employer or a single employer pursuant to applicable labor legislation in any jurisdiction in which the Companies or their respective Subsidiaries carries on business.

(c) None of the Companies nor any of their Subsidiaries is party to or bound by to any collective bargaining agreements, works council agreements, labor union contracts, trade union agreements, or other contracts (each a “Collective Bargaining Agreement”) with any Union; and (i) in the past three (3) years, no Union or group of Company Employees has sought to organize any employees for purposes of collective bargaining, made a demand for recognition or certification, sought to bargain collectively with the Companies or any of their Subsidiaries, or filed a petition for recognition with any Governmental Authority; (ii) as of this date, no Collective Bargaining Agreement is being negotiated by the Companies or any of their Subsidiaries; (iii) in the past three (3) years there have been no actual or, to the Knowledge of the Sellers, threatened, strikes, lockouts, slowdowns, work stoppages, boycotts, handbilling, picketing, walkouts, demonstrations, leafleting, sit-ins, sick-outs, or other forms of organized labor disruption by Company Employees or at any of the Companies’ or Subsidiaries’ places of business.

(d) Each of the Company Employees has all work permits, immigration permits, visas, and other authorizations, in each case, required by Law for such Company Employee given the duties and nature of such Company Employee’s employment, and Section 3.18(d) of the Disclosure Schedule contains a correct and complete list of each permit.

(e) Within the past six (6) years, each Person classified by the Companies and their Subsidiaries as an independent contractor, consultant, volunteer, subcontractor, temporary employee, leased employee, or other contingent worker is properly classified under all governing laws, and the Companies and their Subsidiaries have fully and accurately reported all payments to all such independent contractors and other contingent workers on IRS Form 1099s or as otherwise required by applicable Laws; (ii) within the past six (6) years, all Company Employees classified as “exempt” from overtime under the Fair Labor Standards Act (“FLSA”) and any applicable federal, state, provincial or foreign Laws governing wages, hours, and overtime pay has been properly classified as such, and neither the Companies nor any of their Subsidiaries have incurred any liabilities under the FLSA or any other wage and hour Laws; (iii) the Companies and their Subsidiaries are in compliance with all applicable laws relating to labor and employment, including but not limited to all laws relating to employment practices; the hiring, promotion, assignment, and termination of employees; discrimination; equal employment opportunities; disability; labor relations; unfair labor practices; wages and hours; hours of work; payment of wages; immigration; workers’ compensation; employee benefits; working conditions; occupational safety and health; family and medical leave; employee terminations; unemployment insurance; and data privacy and data protection; (iv) within the past three (3) years, each Company Employee based outside of the U.S. has been properly categorized as eligible or ineligible for overtime wages under applicable Law and has been paid overtime wages to the extent required by applicable Law; (v) there is no pending or, to the Knowledge of the Sellers, threatened, legal action, arbitration, investigation, inquiry, or process against any of the Companies or their Subsidiaries brought by or on behalf of any applicant for employment, any current or former Company Employee, any current or former representative, agent, consultant, independent contractor, subcontractor, leased employee, volunteer, or temporary employee of any of the Companies or any of their Subsidiaries, or any group or class of any of the foregoing, or any Governmental Authority, alleging violation of any labor or employment Laws, breach of any Collective Bargaining Agreement, breach of any express or implied contract of employment, unfair labor practice, wrongful termination of employment, or any other discriminatory, wrongful, or tortious conduct in connection with the employment relationship; (vi) except as set forth in Section 3.18(e) of the Disclosure Schedule, neither the Companies nor their Subsidiaries have received within the last two (2) years notice of any Action, investigation, inquiry, or process with respect to, or correspondence related to, an alleged violation of any labor or employment Laws, breach of any Collective Bargaining Agreement, breach of any express or implied contract of employment, wrongful termination of employment, or any other discriminatory, wrongful, or tortious conduct in connection with the employment relationship; (vii) there have been no workplace accidents that have resulted in injuries to any Company Employee or independent contractors; and (viii) no individual has been improperly excluded from, or wrongly denied benefits under, any Company Plan.

(f) Except as set forth on Section 3.18(f) of the Disclosure Schedule, there are no Company Employees who are parties to any employment agreements or other arrangements with the Companies or their Subsidiaries that contain confidentiality, non-competition or proprietary rights provisions in favor of the Sellers, and the Sellers hereby irrevocably waive the right to enforce those agreements (as such agreements relate to the Sellers) and any other such agreements with respect to the transactions contemplated by this Agreement, the Companies, or their assets, rights, obligations, or liabilities, now and forever, in order to facilitate this Agreement and the Purchaser’s operations after the Closing.

3.19 Insurance. Such Seller has Made Available to the Purchasers complete copies of all policies of insurance maintained by or on behalf of the Companies and their Subsidiaries with respect to their properties and assets, or true and complete summaries of the material terms of such insurance policies. Section 3.19 of the Disclosure Schedule sets forth a list of all material insurance policies relating to the Business that are not held by the Companies or their Subsidiaries. All insurance policies relating to the Business are in full force and effect and will be in full force and effect through and including the Closing Date and the applicable insured parties have complied in all material respects with the provisions of such policies. Neither such Seller, the Companies nor any of their respective Subsidiaries has received: (a) any notice regarding the cancellation or invalidation of any of the existing insurance policies relating to the Business or regarding any actual or possible adjustment in the amount of the premiums payable with respect to any such policy or (b) any notice regarding any refusal of coverage under, or any rejection of any claim under, any such policy.

3.20 Finder’s Fee. Except for fees for which such Seller or its Affiliates (other than the Companies and their Subsidiaries) will be exclusively responsible, none of such Seller, the Companies nor any of the Companies’ Subsidiaries has incurred any liability to any party for any brokerage or finder’s fee or agent’s commission, or the like, in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of such Seller, the Companies or their Subsidiaries.

3.21 Proxy Statement; Other Information. Subject to the representations and warranties of the Purchasers set forth in Section 4.9, the Proxy Statement will not at the time it is first mailed to the stockholders of Parent or at the time of the Parent Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding any of the foregoing, no representation is made by the Sellers with respect to statements made in the Proxy Statement based on information supplied by or on behalf of the Purchasers or any of their respective Affiliates for inclusion or incorporation by reference therein.

3.22 Opinion of Financial Advisor. The Special Committee has received the opinion of Jefferies LLC, dated the date of this Agreement, substantially to the effect that, as of such date, and subject to the various limitations, assumptions, factors and matters set forth therein, an aggregate cash consideration equal to $129 million to be received by the Sellers pursuant to this Agreement is fair, from a financial point of view, to Parent.

3.23 Required Vote of Parent Stockholders. Subject to the accuracy of the representations and warranties of the Purchasers in Section 4.10, the affirmative vote of the holders of outstanding shares of the common stock, par value $0.001 per share, of Parent (“Parent Common Stock”) representing at least a majority of all the votes entitled to be cast thereupon by holders of Parent Common Stock in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) is the only vote of holders of securities (including, warrants and notes) of Parent which is required to approve this Agreement and the transactions contemplated hereby (the “Parent Stockholder Approval”).

3.24 Recommendation. The Board of Directors of Parent, acting upon the recommendation of the special committee of independent directors of Parent (the “Special Committee”), at a duly held meeting has (i) determined that it is in the best interests of Parent and its stockholders (other than holders of shares of the Parent Common Stock that are issued and outstanding immediately prior to the Closing that are Affiliates of the Purchaser), and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement, and (iii) resolved to recommend that the stockholders of Parent approve the adoption of this Agreement (the “Recommendation”) and directed that such matter be submitted for consideration of the stockholders of Parent at the Parent Meeting.

3.25 Furnishings and Equipment. The Furnishings and Equipment presently used in connection with the conduct of the Business as presently conducted by Sellers and the Companies and Subsidiaries have been maintained in accordance with Sellers’ and the Companies’ and Subsidiaries’ customary practice in all material respects and are in reasonable operating condition and repair (subject to normal wear and tear) in all material respects giving effect to age and usage.

3.26 Product Warranty. As of the date hereof, no Seller or Company or Subsidiary has received any claim in writing with respect to the Business that remains pending from any customer (a) alleging that any of the products sold, leased or delivered by the Business during the three years prior to the date hereof has not conformed in all material respects with applicable contractual commitments or express and implied warranties, and (b) that would be reasonably likely to give rise to a Liability for replacement or repair thereof or other damages in connection therewith, in either case that would result in a material Liability to the Business other than the reserve for product warranty claims set forth on the Financial Statements.

3.27 Affiliate Transactions. No officer or director of any Seller or any of its Subsidiaries (nor any ancestor, sibling, descendant or spouse of any of such Person, or any trust, partnership or corporation in which any of such Persons has an economic interest in excess of five percent (5%) of the ownership interests therein), (i) is or was a party to any Contract, commitment or transaction with any Seller or any Company or Subsidiary relating to the Business (other than in his or her capacity as an officer or director of Seller or any Company or any of its Subsidiaries), or (ii) has any interest in any Equity Interests, other than indirectly, as a stockholder of Parent or any of the Sellers.

3.28 Books and Records. The minute books and stock record books of the Companies and their Subsidiaries have been Made Available to the Purchasers, and such minute books contain records of the actions taken at the applicable meetings to which they relate that are accurate and complete in all material respects. At the Closing, all of such minute books and records will be in the possession of the Companies and their Subsidiaries.

3.29 Accounts Receivable. All accounts receivable, notes receivable and other debts due and accruing to each Company reflected in the Financial Statements or that will be reflected in the Pre-Closing Net Working Capital Statement are bona fide; provided, however, that the foregoing is not a guarantee of collection or collectability.

3.30 Industry Canada. The Companies and their Subsidiaries have filed all necessary notices of non-renewal to Industry Canada relating to the license held to permit the use of unlicensed spectrum leased from Industry Canada.

3.31 Investment Canada Act. The book value of the assets of the Companies as of December 31, 2012, calculated in accordance with the Investment Canada Act and the regulations thereto, is less than CAD$344 million. The Companies are not engaged in cultural business activities within the meaning of the Investment Canada Act.

3.32 DISCLAIMER OF OTHER REPRESENTATIONS AND WARRANTIES. EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE III, SUCH SELLER MAKES NO REPRESENTATION OR WARRANTY OF ANY KIND WHATSOEVER IN THIS AGREEMENT, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN CONNECTION WITH OR WITH RESPECT TO THE COMPANIES, THEIR SUBSIDIARIES, THE EQUITY INTERESTS, THE BUSINESS OR OTHERWISE, OR WITH RESPECT TO ANY INFORMATION PROVIDED TO THE PURCHASERS, INCLUDING WITH RESPECT TO ANY REPRESENTATIONS OR WARRANTIES OF MERCHANTABILITY, FITNESS FOR ANY PARTICULAR PURPOSE OR USE, TITLE, NON-INFRINGEMENT OR ENVIRONMENTAL MATTERS. ALL OTHER REPRESENTATIONS OR WARRANTIES IN THIS AGREEMENT, IF ANY, ARE HEREBY DISCLAIMED BY SUCH SELLER.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS

Each Purchaser jointly and severally hereby represents and warrants to the Sellers that, as of the date hereof:

4.1 Corporate Status. Each Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation and has all requisite limited liability company power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign Person in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not have a Purchaser Material Adverse Effect. Each Purchaser has made available to the Sellers prior to the date of this Agreement true and complete copies of its certificate or articles of incorporation and its bylaws, in each case, including any amendments through the date hereof. Each Purchaser is not in violation of its certificate or articles of incorporation and its bylaws in any material respect.

4.2 Authority. Each Purchaser has all requisite power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by each Purchaser of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by each Purchaser, and no other proceedings on the part of each Purchaser are necessary to authorize the execution, delivery and performance by each Purchaser of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by each Purchaser, and, assuming due authorization and delivery by the Sellers, this Agreement constitutes a valid and binding obligation of each Purchaser, enforceable against each Purchaser in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

4.3 No Conflict; Required Filings.

(a) The execution, delivery and performance by each Purchaser of this Agreement and the consummation by each Purchaser of the transactions contemplated by this Agreement do not and will not (i) contravene or conflict with the charter or governing documents of each Purchaser, (ii) assuming compliance with the matters referenced in Section 4.3(b), contravene or conflict with or constitute a violation of any provision of any Law binding upon or applicable to each Purchaser or any of its Affiliates or any of their respective properties or assets or (iii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon each Purchaser or any of its Affiliates or result in the creation of any Encumbrance (other than Permitted Encumbrances) upon any of the properties or assets of each Purchaser or any of its Affiliates, other than, in the case of clauses (ii) and (iii), any such contravention, conflict, violation, default, termination, cancellation, acceleration, loss or Encumbrance that would not have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(b) No material consent of, or registration, declaration, notice or filing with, any Person (including any Governmental Authority) is required to be obtained or made by each Purchaser or any of its Affiliates in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, other than (i) the FCC Approvals, (ii) the State PUC Approvals, (iii) the Non-U.S. Telecommunications Approvals, (iv) if applicable, a joint filing with and clearance by CFIUS pursuant to the Defense Production Act, (v) if applicable, compliance with the Competition Act for purposes of obtaining the Competition Act Approval, (vi) if applicable, compliance with the ICA for purposes of obtaining the ICA Clearances, (vii) if applicable, compliance with the HSR Act and (viii) those that, if not made or obtained, individually or in the aggregate, would not materially hinder or materially delay the Closing or reasonably be expected to result in a Purchaser Material Adverse Effect.

(c) To the Knowledge of each Purchaser, each Purchaser is legally, financially, and otherwise qualified to acquire control of the Permits that are issued by the FCC, any State PUCs, or Non-U.S. Telecommunications Agency, or any other Governmental Authority under applicable Law, including the Communications Act, rules, regulations and policies of the FCC, state Law applicable to providers of telecommunications services, rules regulations and policies of the State PUCs, non-U.S. laws applicable to providers of telecommunications services, and rules, regulations and policies of Non-U.S. Telecommunications Agencies (collectively, the “Communications Laws”). To the Knowledge of each Purchaser, there are no facts that would under existing Communications Laws disqualify each Purchaser as transferee of the Permits. There are no pending matters, or to the Knowledge of each Purchaser, threatened matters, related to each Purchaser or its qualifications that would reasonably be expected to result in a denial or delay in obtaining FCC Approvals, State PUC Approvals and/or the Non-U.S. Telecommunications Approvals for the acquisition of control of the Permits.

4.4 Legal Proceedings. As of the date hereof, there are no Actions or investigations pending against or, to the Knowledge of each Purchaser, threatened against, each Purchaser or any of its Affiliates or any of their respective properties or assets by or before any Governmental Authority that would reasonably be expected to result in a material and adverse effect on each Purchaser’s ability to consummate the transactions contemplated hereby.

4.5 Financing; Limited Guarantee.

(a) The Purchasers have provided the Sellers with true, accurate and complete copies of (i) an executed equity commitment letter from York Special Opportunities Fund, LP (the “Sponsor”) to provide equity financing to the Purchasers equal to amounts described therein (the “Equity Commitment Letter”), (ii) an executed commitment letter for mezzanine debt and equity (the “Manulife Commitment Letter”) from the Manufacturers Life Insurance Company (“Manulife”), and (iii) an executed debt commitment letter and related fee letter and term sheet (the “Senior Debt Commitment Letter” and together with the Manulife Commitment Letter and the Equity Commitment Letter, the “Financing Commitments”) from the Bank of Montreal, HSBC Bank Canada and ATB Corporate Financial Services (the “Senior Lenders” and together with Manulife, the “Lenders”) pursuant to which, and subject to the terms and conditions of which, the Senior Lenders have committed to provide the Purchasers with loans in the amounts described therein, the proceeds of which may be used to consummate the transactions contemplated by this Agreement (together with the equity financing pursuant to the Equity Commitment Letter and the mezzanine debt and equity financing pursuant to the Manulife Commitment Letter, the “Financing”). The Equity Commitment Letter provides that Parent and the Sellers are express third party beneficiaries thereof, with the right to enforce such Equity Commitment Letter on the terms described therein. Each of the Financing Commitments is a legal, valid and binding obligation of each Purchaser (or its Affiliate, if applicable) and, to the Knowledge of Purchasers, the other parties thereto. Each of the Financing Commitments is in full force and effect, and none of the Financing Commitments has been withdrawn, rescinded or terminated or otherwise amended or modified in any respect, and no such amendment or modification is contemplated. No Purchaser or any of their Affiliates is in breach of any of the terms or conditions set forth in any of the Financing Commitments, and no event has occurred which, with or without notice, lapse of time or both, could reasonably be expected to constitute a breach, default or failure to satisfy any condition precedent set forth therein. As of the date hereof, no Purchaser is aware of any fact or occurrence existing on the date hereof that, with or without notice, lapse of time or both, could reasonably be expected to (A) make any of the assumptions or any of the statements set forth in the Financing Commitments inaccurate, (B) result in any of the conditions in the Financing Commitments not being satisfied, (C) cause any of the Financing Commitments to be ineffective or (D) otherwise result in the Financing not being available on a timely basis in order to consummate the transactions contemplated by this Agreement. As of the date hereof, neither the Sponsor nor any Lender has notified any Purchaser of its intention to terminate any of the Financing Commitments or not to provide the Financing. The net proceeds from the Financing will be sufficient to consummate the transactions contemplated by this Agreement and to pay any fees and expenses of or payable by the Purchasers in connection therewith. The Purchasers have paid in full any and all commitment or other fees required by the Financing Commitments that are due as of the date hereof, and will pay, after the date hereof, all such commitments and fees as they become due. Except for the Financing Commitments, there are no side letters, understandings or other agreements or arrangements relating to the Financing to which any Purchaser or any of its Affiliates are a party. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing or the conditions precedent thereto, other than as set forth in the Financing Commitments (the “Disclosed Conditions”). No Person has any right to impose, and none of the Sponsor, any Lender or any Purchaser has any obligation to accept, any condition precedent to such funding other than the Disclosed Conditions nor any reduction to the aggregate amount available under the Financing Commitments on the Closing Date (nor any term or condition which would have the effect of reducing the aggregate amount available under the Financing Commitments on the Closing Date). No Purchaser has any reason to believe that it will be unable to satisfy on a timely basis any conditions to the funding of the full amount of the Financing, or that the Financing will not be available to the Purchasers on the Closing Date. For the avoidance of doubt, it is not a condition to Closing under this Agreement for the Purchasers to obtain the Financing or any alternative financing.

(b) Concurrently with the execution of this Agreement, the Purchasers have delivered to the Sellers the Limited Guarantee. The Limited Guarantee is in full force and effect and constitutes the legal, valid and binding obligation of the Sponsor, enforceable in accordance with its terms, and has not been amended, withdrawn or rescinded in any respect. No event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of the Sponsor under the Limited Guarantee.

4.6 Investment Intention; Investor Qualification.

(a) Each Purchaser is acquiring the Equity Interests (or any portion thereof) as principal and not as agent and is acquiring such Equity Interests for investment and not with a view towards distributing all or a portion thereof in any transaction that would constitute a “distribution” within the meaning of the Securities Act. Each Purchaser acknowledges that such Equity Interests have not been registered under the Securities Act and neither the Sellers nor the Companies is under any obligation to file a registration statement or similar filing with the U.S. Securities and Exchange Commission (“SEC”), any state agency or any other Governmental Authority with respect to the Equity Interests. Each Purchaser understands that there is no existing public or other market for such Equity Interests and there can be no assurance that each Purchaser will be able to sell or dispose of such Equity Interests.

(b) Each Purchaser has such knowledge and experience in financial and business matters that it is capable of evaluating the risks and merits associated with the acquisition of the Equity Interests and is acquiring the Equity Interests (or any portion thereof) for its own account for investment, with no present intention of making a public distribution thereof. Each Purchaser will not sell or otherwise dispose of such Equity Interests in violation of the Securities Act or any other applicable local, state or foreign securities Laws.

4.7 Finder’s Fee. Neither the Sellers nor the Companies nor any of their respective stockholders, members, option holders, directors, managers, officers or Affiliates will incur any liability to any party for any brokerage or finder’s fee or agent’s commission, or the like, in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchasers or their Affiliates.

4.8 No Additional Representations.

(a) Each Purchaser acknowledges that it and its Representatives (i) have received access to such books and records, facilities, equipment, contracts and other assets of the Sellers, the Companies and their Subsidiaries which it and its Representatives have desired or requested to review, (ii) have had access to the “data site” maintained by the Sellers for purposes of the transactions contemplated by this Agreement, (iii) have conducted an independent investigation of the Companies and their Subsidiaries and the transactions contemplated by this Agreement and (iv) have had full opportunity to meet with the management of the Sellers, the Companies and their Subsidiaries and their respective Affiliates and to discuss and ask questions regarding the Business.

(b) Each Purchaser acknowledges that none of the Sellers, the Companies, their Subsidiaries nor any Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Companies, their Subsidiaries or the Business Made Available to the Purchaser and its Representatives except as expressly set forth in Article III (which includes and is subject to the Disclosure Schedules), and none of the Sellers, the Companies, their Subsidiaries nor any other Person shall be subject to any liability to or obligation to indemnify any Purchaser resulting from the Sellers’ or the Companies’ making available to any Purchaser or any Purchaser’s use of such information, or any information, documents or material Made Available to any Purchaser in the due diligence materials provided to any Purchaser, including in the “data site” maintained by the Sellers for purposes of the transactions contemplated by this Agreement, in management presentations (formal or informal) or in any other form in connection with the transactions contemplated by this Agreement. For the avoidance of doubt, nothing described in this Section 4.8(b) shall limit any rights to indemnification in respect of the representations and warranties expressly set forth in Article III as such indemnification is provided for in Article IX. Without limiting the foregoing, none of the Sellers makes any representation or warranty to any Purchaser with respect to any financial projections or forecasts relating to the Companies, their Subsidiaries or the Business, whether or not included in any management presentation.

4.9 Proxy Statement; Other Information. None of the information provided by or on behalf of each Purchaser or its Subsidiaries to be included in the Proxy Statement will, at the time provided by or on behalf of the Purchasers or their Subsidiaries, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

4.10 Lack of Ownership of Parent Common Stock. Neither each Purchaser nor any of its Subsidiaries beneficially owns or, since July 1, 2009 has beneficially owned, directly or indirectly, any shares of Parent Common Stock or other securities convertible into, exchangeable into or exercisable for shares of Parent Common Stock. There are no voting trusts or other agreements or understandings to which each Purchaser or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interests of Parent or any of its Subsidiaries.

4.11 Contracts. There are no Contracts, and, unless approved in advance by the Special Committee (such approval not to be unreasonably withheld, delayed or conditioned), at the Closing there will not be any Contracts, between Purchasers or any of their respective Affiliates, on the one hand, and any director, officer or employee of Parent, Sellers, the Companies or their respective Subsidiaries, on the other hand.

4.12 Disclaimer of Other Representations and Warranties. Except for the representations and warranties contained in this Article IV, each Purchaser makes no representation or warranty, express or implied.

ARTICLE V

COVENANTS

5.1 Interim Operations. From and after the date hereof, the Sellers shall cause the Companies and their Subsidiaries to conduct their respective businesses in the ordinary course consistent with past practice and use their commercially reasonable efforts to preserve intact the operations, assets, properties, physical facilities and relationships with employees, suppliers, customers and third parties having material business dealings with the Companies and their Subsidiaries. Without limiting the generality of the foregoing, except (a) as otherwise required by this Agreement, (b) for actions approved by the Purchasers (which approval shall not be unreasonably withheld, conditioned or delayed), (c) as required to comply with applicable Law, (d) for the Restructuring Transactions if and only to the extent substantially as described in Section 1.3 of the Disclosure Schedule or (e) as set forth on Section 5.1 of the Disclosure Schedule, from and after the date hereof, the Sellers shall cause the Companies and their Subsidiaries not to take any of the following actions:

(i) amend its certification of incorporation, bylaws or other similar organizational or governing documents;

(ii) adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, merger, consolidation, restructuring, recapitalization or other reorganization;

(iii) (A) issue, sell, transfer, pledge, purchase, redeem, retire, grant, dispose of or encumber the Equity Interests or any other equity or similar interests of the Companies or any of their Subsidiaries or (B) grant any option, warrant, call or other right to purchase or obtain, or otherwise dispose of or encumber, the Equity Interests or any other equity or similar interests of the Companies or any of their Subsidiaries;

(iv) enter into or consummate any transaction involving the acquisition, merger or consolidation of the business, stock, assets or other properties of any other Person;

(v) acquire any material properties or assets or sell, assign, lease, license, transfer, convey, exchange or swap, mortgage or otherwise encumber, or subject to any Encumbrance (other than Permitted Encumbrance) or otherwise dispose of any material portion of its properties or assets with a value or purchase price in excess of $25,000 individually or $250,000 in the aggregate other than (A) in the ordinary course of business consistent with past practice, (B) pursuant to existing agreements in effect prior to the date hereof, (C) as may be required by applicable Law or any Governmental Authority in order to permit or facilitate the consummation of the transactions contemplated by this Agreement, or (D) dispositions of obsolete or worthless assets or (E) transactions entirely among the Companies and/or any of their wholly-owned Subsidiaries;

(vi) incur, assume, guarantee, prepay or otherwise become liable for any Indebtedness, other than (A) any Indebtedness entirely among the Companies and/or any of their wholly-owned Subsidiaries, (B) guarantees by the Companies of Indebtedness of their Subsidiaries, and (C) Indebtedness incurred pursuant to agreements in effect prior to the execution of this Agreement;

(vii) enter into, renew, amend or modify in any material respect or terminate any Material Contract, other than in the ordinary course of business consistent with past practice;

(viii) incur or commit to any material capital expenditures other than capital expenditures incurred or committed in the ordinary course of business consistent with past practice, or enter into any new line of business;

(ix) change its financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP or applicable Law;

(x) reclassify, combine, split, subdivide or amend the terms of any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock;

(xi) in each case except in the ordinary course of business consistent with past practice or as set forth on Section 5.1(xi) of the Disclosure Schedule, (A) increase the annual level of compensation of any employee, manager, director or officer of the Companies or any of their respective Subsidiaries, (B) grant any bonus, benefit or other direct or indirect compensation to any employee, manager, director or officer of the Companies or any of their respective Subsidiaries, (C) increase the coverage or benefits available under any (or create any new) severance pay, termination pay, vacation pay, company awards, salary continuation for disability, sick leave, deferred compensation, bonus or other incentive compensation, insurance, pension or other employee benefit plan or arrangement or Company Plan made to, for, or with any employee, manager, director or officer of the Companies or any of their respective Subsidiaries or otherwise modify or amend or terminate any such plan or arrangement, (D) enter into any employment, deferred compensation, severance, consulting, non-competition or similar agreement (or amend any such agreement) which provides for total annual compensation in excess of $150,000 or total annual compensation less than $150,000 to which the Companies or any of their respective Subsidiaries is a party or involving an employee, manager, director or officer of the Companies or any of their respective Subsidiaries or (F) amend, modify or terminate any Company Plan;

(xii) terminate any Key Employee, other than for “cause”;

(xiii) recognize or bargain with any Union, enter into, modify or terminate any labor or Collective Bargaining Agreement, through negotiations or otherwise, or make any commitment or incur any liability to any Union;

(xiv) cancel or terminate any of the material insurance policies of Companies or any of their respective Subsidiaries or permit any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies providing coverage equal to or greater than the coverage under such canceled, terminated or lapsed insurance policies are in full force and effect;

(xv) license, transfer, assign, abandon or otherwise dispose of the ownership of or any valid rights to use any Intellectual Property, other than non-exclusive licenses granted in the ordinary course of business consistent with past practice or any such ownership interest or right not material to the Business;

(xvi) waive any right of substantial value or voluntarily and knowingly suffer any extraordinary loss under any Material Contract;

(xvii) settle any material Action with respect to the Companies, their Subsidiaries, the Sellers or the Business (other than any litigation in connection with the collection of accounts receivable in the ordinary course of business consistent with past practice or to enforce the terms of this Agreement) that, with respect any such settlement, requires payment in excess of $50,000 or results in any limitation of the conduct of the Business as a condition to such settlement;

(xviii) (A) make, change or revoke any election relating to Taxes, (B) settle and/or compromise any Tax liability; (C) prepare any Tax Returns in a manner which is inconsistent with past practices with respect to the treatment of items on such Tax Returns; (D) file an amended Tax Return or a claim for refund of Taxes with respect to the income, operations or property of the Companies or the Companies’ Subsidiaries; (E) change any annual accounting period for applicable Tax purposes, adopt or change any Tax accounting method in any material respect or (F) enter into any closing agreement relating to Taxes, settle, concede, compromise or abandon any Tax claim or assessment, surrender any right to claim a refund of Taxes;

(xix) change in any material respect any timing, policy, or practices for the treatment of inventory or the collection of accounts receivable or payables of accounts payable;

(xx) implement any layoffs or mass terminations that would give rise to any obligations or Liabilities under the Worker Adjustment and Retraining Notification Act (“WARN”) or any similar state, local, or foreign Law;

(xxi) at any time prior to the Adjustment Determination Effective Time distribute or transfer Cash and Cash Equivalents to Sellers as members with a value in excess of $100,000 in the aggregate;

(xxii) take any action that would reasonably be expected to, individually or together with any other action, materially and adversely affect the validity or full force and effectiveness of any Material Permit (or other material Permit necessary for the Companies and their Subsidiaries to own, lease and operate their respective properties and assets and to carry on the Business as then being conducted) or result in the expiration, non-renewal, suspension, cancellation, or revocation of any Material Permit; or

(xxiii) agree or commit to take any action to do anything prohibited by this Section 5.1.

Except as set forth in this Section 5.1, prior to the Closing, each Seller will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations with respect to the Business.

5.2 Reasonable Best Efforts.

(a) Subject to the terms and conditions set forth in this Agreement, each of the Sellers and the Purchasers, subject to Section 5.3, shall use its reasonable best efforts (subject to, and in accordance with, applicable Law) to take promptly, or cause to be taken (including by their respective Affiliates), all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated by this Agreement, including (i) the obtaining of all necessary actions or non-actions, waivers, consents and approvals from Governmental Authorities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action by, any Governmental Authority, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated hereby; provided, however, that in no event shall the Sellers, the

Companies or any of their Subsidiaries be required to pay any fee, penalty or other consideration in excess of $50,000 to any third party for any consent or approval required for the consummation of the transactions contemplated by this Agreement under any Contract, nor shall the Sellers, the Companies nor any of their Subsidiaries be required to materially modify any Contract, except as expressly contemplated by this Agreement.

(b) Without limiting the foregoing, the Sellers and the Purchasers shall, and shall cause their respective Affiliates to, (i) as promptly as practicable make the necessary applications, requests, notices and other filings, including filings pursuant to the HSR Act, if applicable, and thereafter timely make all other filings and notifications, required to obtain or maintain all FCC Approvals, State PUC Approvals, the Non-U.S. Telecommunications Approvals, and, if applicable, the CFIUS Clearance, the Competition Act Approval, and the ICA Clearances, (ii) use their respective reasonable best efforts to cooperate with each other in (A) determining whether any filings are required to be made with, or consents, permits, authorizations, waivers or approvals are required to be obtained from, any third parties or other Governmental Authorities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement, (B) promptly providing each other with all information necessary for the preparation of such filings on a timely basis, and (C) timely making all such filings and timely seeking all such consents, permits, authorizations or approvals, (iii) use their respective reasonable best efforts if commercially practicable to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, including taking all such further actions as may be necessary to resolve such objections and/or inquiries, if any, as the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice, state antitrust enforcement authorities, competition authorities, national security authorities of any other nation or other jurisdiction, the FCC, the State PUCs, Non-U.S. Telecommunications Agencies, CFIUS, the Canadian Competition Bureau, Industry Canada, or any other Person may assert under any Regulatory Law with respect to the transactions contemplated by this Agreement, and to avoid or eliminate each and every impediment under any Law that may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement so as to enable the Closing to occur as soon as reasonably possible, and (iv) subject to applicable legal limitations and the instructions of any Governmental Authority, keep each other apprised of the status of and cooperate with each other with respect to matters relating to the completion of the transactions contemplated thereby, including promptly furnishing the other with copies of notices or other communications received by the Sellers, the Companies, or the Purchasers, as the case may be, or any of their respective Subsidiaries, from any third party and/or any Governmental Authority with respect to such transactions.

(c) In connection with seeking the foregoing approvals, none of the Purchasers or Sellers or their respective Affiliates shall be required to, and Sellers may not, without the prior written consent of the Purchasers, become subject to, consent to, or offer or agree to, or otherwise take any action, other than as expressly contemplated in this Agreement, with respect to, any requirement, condition, limitation, understanding, agreement or order to (i) sell, license, assign, transfer, divest, hold separate or otherwise dispose of any assets, business or portion of business of the Purchasers, Sellers, or any of their respective Affiliates in any manner, (ii) conduct, restrict, operate, or otherwise change the assets, business, or portion of business of the Purchasers, Sellers or any of their respective Affiliates in any manner, or (ii) impose any restriction, requirement or limitation on the operation of the business or portion of the business of the Purchasers, Sellers or any of their respective Affiliates in any manner.

(d) Each of the Sellers and the Purchasers shall permit counsel for the other Party reasonable opportunity to review in advance, and consider in good faith the views of the other Party in connection with, any proposed written communication to any Governmental Authority (including the Proxy Statement). Each of the Sellers, on the one hand, and each of the Purchasers, on the other hand, agrees not to participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Authority in connection with the transactions contemplated by this Agreement unless it consults with the other Parties in advance and, to the extent not prohibited by such Governmental Authority, gives the other Parties the opportunity to attend and participate. Upon receipt of prior notice thereof, each of the Sellers and the Purchasers shall ensure that its appropriate officers and employees shall be available to attend, as the Sellers, the Purchasers or the applicable Governmental Authority may request, any scheduled hearings or meetings in connection with obtaining any FCC Approvals, State PUC Approvals, the Non-U.S. Telecommunications Approvals, the CFIUS Clearance, the Competition Act Approval, and/or the ICA Clearances. Notwithstanding anything to the contrary in this Section 5.2, materials provided to the other Party or its outside counsel may be redacted to remove any estimate of the valuation of the Companies and their Subsidiaries or the Business, or the identities of other potential acquirers. The Parties shall take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 5.2 so as to preserve any applicable privilege.

(e) In furtherance and not in limitation of the covenants of the Parties contained in this Section 5.2, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Regulatory Law, each of the Sellers and the Purchasers shall cooperate in all respects with the other and shall use their respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement. If there are any petitions for reconsideration, appeals or similar filings made seeking to overturn the grant of any Company Approval, or if the FCC, any State PUC and/or any Non-U.S. Telecommunications Agency seeks to reconsider such grant on its own motion, then the Parties shall each use commercially reasonable efforts to defend the applicable grants against such actions. If at any point during the CFIUS review process, CFIUS offers the Parties an opportunity to withdraw and resubmit their joint notice, and either Party opts to request withdrawal and resubmission in response to such offer by CFIUS, then the other Party shall agree to join the request for withdrawal and resubmission at the end of the first initial 30-day review.

(f) Except as expressly contemplated by this Agreement, no Party shall, and no Party shall cause its Affiliates to, take any action (including any acquisition of businesses or assets) which would reasonably be expected to prevent or delay the consummation of the transactions contemplated by this Agreement due to the actions of any Governmental Authority.

(g) For purposes of this Agreement, “Regulatory Law” means all federal, state, local or foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed to (i) prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, (ii) protect the national security or the national economy of any nation or (iii) regulate the telecommunications industry in any nation (including the Communications Act).

5.3 Financing.

(a) Each Purchaser shall, and shall cause each of its Affiliates (as applicable), to, use its reasonable best efforts to obtain the Financing on the terms and conditions described in the Financing Commitments, including using its reasonable best efforts to (i) comply with its obligations under the Financing Commitments, (ii) maintain in effect the Financing Commitments, (iii) negotiate and enter into definitive agreements with respect to the Financing Commitments on terms and conditions no less favorable to the Purchasers than those contained in the Financing Commitments, (iv) satisfy on a timely basis all conditions applicable to the Purchasers contained in the Financing Commitments (or any conditions applicable to the Purchasers which are required to be satisfied at or prior to Closing contained in any definitive agreements related thereto), including the payment of any commitment, engagement or placement fees required as a condition to the Financing, (v) enforce all of its rights under the Financing Commitments (or any conditions applicable to the Purchasers which are required to be satisfied at or prior to Closing contained in any definitive agreements related thereto) and (vi) consummate the Financing at or prior to the Closing Date (it being understood that it is not a condition to the Closing under this Agreement, nor to the consummation of the transactions contemplated hereby, for the Purchasers to obtain the Financing or any alternative financing). The Purchasers shall keep the Sellers informed on a reasonable basis and in reasonable detail of the status of their efforts to arrange the Financing (including, upon request, providing the Sellers with copies of all definitive agreements and other documents related to the Financing). The Purchasers shall give the Sellers prompt notice upon becoming aware of any breach by any party of any of the Financing Commitments or any termination of any of the Financing Commitments. From the date hereof until the Closing, the Purchasers shall not, without the prior written consent of the Sellers (which consent shall not be unreasonably withheld, conditioned or delayed), amend, modify, supplement or waive any of the conditions or contingencies to funding contained in the Financing Commitments (or any of the conditions or contingencies to funding contained in any of the definitive agreements related thereto) or any other provision of, or remedies under, the Financing Commitments (or any definitive agreements related thereto), in each case, to the extent such amendment, modification, supplement or waiver could reasonably be expected to have the effect of (A) adversely affecting the ability of any Purchaser to timely consummate the transactions contemplated by this Agreement or (B) amending, modifying, supplementing or waiving the conditions or contingencies to funding contained in the Financing Commitments (or any of the conditions or contingencies to funding contained in any of the definitive agreements related thereto) in a manner materially adverse to the Sellers. In the event all conditions applicable to the Senior Debt Commitment Letter or the Manulife Commitment Letter have been satisfied, the Purchasers shall use their respective reasonable best efforts to cause the applicable Lender(s) to fund the debt and equity financing pursuant to the Senior Debt Commitment Letter and the Manulife Commitment Letter required to consummate the transactions contemplated by this Agreement (including by Purchasers taking enforcement action against the applicable Lender(s) to cause such Lender(s) to fund such financing). In the event that any portion of the debt and equity financing pursuant to the Senior Debt Commitment Letter or the Manulife Commitment Letter becomes unavailable, the Purchasers shall notify the Sellers and use their respective reasonable best efforts to arrange alternative financing from the same or other sources on terms and conditions not materially less favorable in the aggregate to the Purchasers than those contained in the Senior Debt Commitment Letter or the Manulife Commitment Letter (as applicable) as of the date hereof (as may be amended, supplemented or modified with the consent of the Sellers), and in an amount sufficient to timely consummate the transactions contemplated by this Agreement on the terms and conditions set forth herein; provided, however, that nothing contained in this Section 5.3(a) shall require, and in no event shall the reasonable best efforts of the Purchasers be deemed or construed to require, the Purchasers to (x) incur the debt and equity financing pursuant to the Senior Debt Commitment Letter and the Manulife Commitment Letter on terms materially less favorable than the “market flex” provisions contained in the Senior Debt Commitment Letter and the Manulife Commitment Letter (or any related fee letter) as of the date hereof (as may be amended, supplemented or modified with the consent of the Sellers), or (b) pay any fees or other compensation in any form materially in excess of those contemplated by the Senior Debt Commitment Letter and the Manulife Commitment Letter or any related fee letter (whether to secure waiver of any conditions contained therein or otherwise) as of the date hereof (as may be amended, supplemented or modified with the consent of the Sellers). In such event, (1) the term “Financing” as used in this Agreement will be deemed to include any such alternative financing, and (2) the term “Financing Commitments” will be deemed to include any commitment letters with respect to any such alternative financing. Notwithstanding anything to the contrary herein and for the avoidance of doubt, each Purchaser acknowledges that it shall not be a condition to the Closing that the Purchasers receive the Financing or any alternative financing.

(b) The Sellers will, and will cause their Subsidiaries to, at the Purchasers’ sole expense (except with respect to clause (v) below), cooperate reasonably with the Purchasers and their authorized representatives in connection with the arrangement of the Financing, including (i) participating in a reasonable number of meetings on reasonable advance notice, (ii) furnishing information (including financial statements) reasonably required to be included in the preparation of offering memoranda, private placement memoranda, prospectuses and similar documents, (iii) cooperation in respect of the preparation of any underwriting or placement agreements, pledge and security documents and other definitive financing documents; provided, that the Companies shall not be required to become subject to any obligations with respect to such agreements or documents prior to the Closing, (iv) taking such reasonable actions as may be required to facilitate the pledge of collateral to secure the Financing (including cooperation in connection with the pay-off of existing Indebtedness and the release of Liens related thereto), (v) obtaining all waivers, consents and approvals from other parties to Contracts and Encumbrances to which the Companies or their Subsidiaries are party to or by which any of them or their assets or properties are bound or subject, and (vi) taking all other actions reasonably necessary to permit the consummation of the Financing. Any information provided by the Sellers to the Purchasers pursuant to this Section 5.3(b) shall be subject to the Confidentiality Agreement. Each Purchaser acknowledges and agrees that the Sellers, the Companies and their respective Affiliates and representatives shall not have any responsibility for, or incur any liability to any Person under or in connection with, the arrangement of the Financing or any alternative financing that the Purchasers may raise in connection with the transactions contemplated by this Agreement, and that the Purchasers shall, on a joint and several basis, indemnify and hold harmless the Sellers, the Companies and their respective Affiliates and representatives from and against any and all losses suffered or incurred by them in connection with the arrangement of the Financing or any alternative financing and any information utilized in connection therewith.

5.4 Confidentiality; Access to Information.

(a) Each of the Purchasers acknowledges that the information made available to it by the Sellers and their respective Affiliates (or their respective agents or representatives) is subject to the terms of that certain Confidentiality and Standstill Agreement, dated as of September 18, 2012, by and between York Special Opportunities Fund, L.P. and Parent (the “Confidentiality Agreement”). Effective upon, and only upon, the Closing, the confidentiality and non-disclosure provisions of the Confidentiality Agreement will terminate with respect to “Evaluation Material” (as defined in the Confidentiality Agreement) relating to the Companies, their Subsidiaries and/or the Business and no party thereto (nor any of their respective successors in interest) shall have any further rights, duties, liabilities or obligations of any nature whatsoever with respect thereto; provided, however, that each of the Purchasers hereby further acknowledges and agrees that its confidentiality and non-disclosure obligations in the Confidentiality Agreement will terminate only with respect to such “Evaluation Material” relating to the Companies, their Subsidiaries and/or the Business and that any and all other “Evaluation Material” provided or made available to it by the Sellers or their respective Affiliates (or their respective agents or representatives) concerning the Sellers or their respective Affiliates (other than the Companies, their Subsidiaries and/or the Business) shall remain subject to the terms and conditions of the Confidentiality Agreement, which shall remain in effect in accordance with its terms to the extent not modified by this Section 5.4(a).

(b) Between the date hereof and the Closing, the Sellers shall, subject to compliance with applicable Laws and any Contracts to which the Sellers or any of their respective Affiliates (including the Companies and their Subsidiaries) is a party, provide the Purchasers access and the opportunity to make such investigation of the management, employees, properties, businesses and operations of the Companies and their Subsidiaries, and such examination of the books, records and financial condition of the Companies and their Subsidiaries, as they reasonably request; provided, however, that neither the Sellers nor any of their Affiliates shall be required to disclose to the Purchasers or any agent or Representative of the Purchasers any information if they believe in good faith (after consultation with knowledgeable counsel) that doing so could result in a loss of the ability to successfully assert a claim of privilege (including the attorney-client and work product privileges) or such disclosure would violate any applicable Law or contractual requirement. Any such investigation and examination will be conducted under reasonable circumstances after appropriate advance notice and in a manner so as not to unreasonably interfere with the conduct of the Business. No investigation pursuant to this Section 5.4(b) shall affect any representation or warranty of any of the Sellers in this Agreement or any condition to the obligations of either Purchaser hereunder.

5.5 Public Announcements. The Sellers and the Purchasers agree to issue a joint press release announcing this Agreement. The Sellers and the Purchasers will consult with and provide each other the opportunity to review and comment upon any press release or other public statement or comment prior to the issuance of such press release or other public statement or comment relating to this Agreement or the transactions contemplated hereby and shall not issue any such press release or other public statement or comment prior to such consultation except, in each case, as may be required by applicable Law or by obligations pursuant to any listing agreement with, or requirement of, the New York Stock Exchange, in the case of the Sellers or their respective Affiliates. Notwithstanding the foregoing, (A) without the prior consent of the Purchasers, the Sellers may, and may cause the Companies and/or their Subsidiaries to, (a) communicate with customers, vendors, suppliers, financial analysts, investors and media representatives in a manner consistent with past practice and not inconsistent in any respect with any press release or public announcement made in accordance with to this Section 5.5 and (b) disseminate the information included in a press release or other document previously approved for external distribution by the Purchasers and (B) without the prior consent of the Sellers, the Purchasers may communicate on a non-public and confidential basis with their respective shareholders and such shareholders’ respective limited partners and prospective limited partners regarding the transactions contemplated hereby.

5.6 Books and Records.

(a) The Sellers will use commercially reasonable efforts to deliver, or cause to be delivered, to the Purchasers at Closing all properties, books, records, Contracts, information and documents relating to the Business that are not then in the possession or control of the Companies and/or their Subsidiaries. As soon as reasonably practicable after the Closing, but in no event later than twenty (20) business days following the Closing, the Sellers will deliver, or cause to be delivered, to the Purchasers any remaining properties, books, records, Contracts, information and documents relating primarily to the Business that are not already in the possession or control of the Companies and/or their Subsidiaries (it being understood that location of such properties, books, records, Contracts, information and documents on the premises of the Companies shall be deemed delivery).

(b) Subject to Section 7.2(a) (relating to the preservation of Tax records), the Sellers and the Purchasers agree that each of them will preserve and keep the books of accounts, financial and other records held by it relating to the Business (including accountants’ work papers) for a period of six (6) years from the Closing Date in accordance with their respective corporate records retention policies. The Sellers and the Purchasers shall make such records, other information relating to the Business, employees and auditors available to the other as may be reasonably required by such party (i) in connection with, among other things, any audit or investigation of, insurance claims by, legal proceedings against, disputes involving or governmental investigations of the Sellers or the Purchasers or any of their respective Affiliates, (ii) in order to enable the Sellers or the Purchasers to comply with their respective obligations under this Agreement and each other agreement, document or instrument contemplated hereby or thereby or (iii) for any other reasonable business purpose relating to the Sellers, the Purchasers or any of their respective Affiliates.

5.7 Further Action. From time to time after the Closing Date, and for no further consideration, each of the Sellers and the Purchasers shall, and shall cause their respective Affiliates to, execute, acknowledge and deliver such assignments, transfers, consents, assumptions and other documents and instruments and take such other actions as may reasonably be necessary to appropriately consummate the transactions contemplated hereby, including (a) transferring back to the Sellers or their respective designated Affiliates any asset or liability which was inadvertently transferred to, or held by, the Companies or their Subsidiaries at the Closing, (b) transferring to the Purchasers any asset or liability contemplated by this Agreement to be transferred to the Purchasers and which was not so transferred at the Closing, (c) remitting promptly to the Sellers any cash amounts actually received by any Purchaser in respect of any business of the Sellers other than the Business after the Closing Date, (d) remitting promptly to the Purchasers any cash amounts actually received by any Seller or their respective Subsidiaries in respect of the Business after the Closing Date, (e) promptly delivering to the Sellers or the Purchasers, as the case may be, any mail or other communication received by the Sellers after the Closing Date pertaining to the Business, or by the Purchasers in respect of any business of the Sellers other than the Business, and (f) referring all inquiries with respect to the Business to the Purchasers, in the case of the Sellers, and referring all inquiries with respect to any business of the Sellers, in the case of the Purchasers.

5.8 Expenses. Except as set forth in Sections 8.3 and 8.4, whether or not the transactions contemplated by this Agreement are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby and thereby shall be paid by the Party incurring or required to incur such expenses; provided, however, that all fees (other than legal fees of Parent or the Sellers)

paid in respect of any filings or submissions relating to the FCC Approvals, the State PUC Approvals, the Non-U.S. Telecommunications Approvals, the CFIUS Clearance, the Competition Act Approval, the ICA Clearances, or other regulatory and/or antitrust filings shall be borne by the Purchasers. For the avoidance of doubt, all costs and expenses (other than legal fees of the Purchasers) incurred in connection with the Restructuring Transactions and with the printing, filing and mailing of the Proxy Statement (including applicable SEC filing fees) shall be borne by the Sellers.

5.9 Notice of Developments. Each Party shall give prompt written notice to the other Party of any statement or information contained in such Party’s representations and warranties (or any corresponding Disclosure Schedule) that is incomplete or inaccurate in any material respect. During the period between the date of this Agreement and the Closing, the Sellers shall be entitled to update the Disclosure Schedule to the extent information contained therein or any representation or warranty of any Seller becomes untrue or incomplete or inaccurate after the date hereof due to events or circumstances occurring after the date hereof; provided, however, that Purchasers shall not be required to close the transactions contemplated hereby if a reasonable acquirer of the Companies who has knowledge of the Companies and their respective Subsidiaries would determine that the facts or circumstances listed in such updates to the Disclosure Schedule would make: (i) any Seller Fundamental Representation (other than the representations and warranties of each of the Sellers set forth in Section 3.4(c)) untrue or incomplete or inaccurate in all but de minimis respects, or (ii) any other representations and warranties of the Sellers untrue or incomplete or inaccurate in all respects without giving effect to the words “materiality” or “material” or to any qualifications based on such terms or based on the defined term “Material Adverse Effect”, except for such failures to be true, complete or accurate which, individually or in the aggregate, would result in a Material Adverse Effect. If the Closing occurs, any such update shall be deemed to have amended the Disclosure Schedule, to have qualified the relevant representations and warranties contained in Article III and to have cured any breach of representation or warranty that otherwise might have existed hereunder by reason of such event or circumstance. Nothing in this Agreement, including this Section 5.9, shall be interpreted or construed to imply that any Seller is making any representation or warranty as of any date other than as otherwise set forth herein.

5.10 Intercompany Accounts. No later than the Closing Date, subject to the Purchasers’ prior written consent (which shall not be unreasonably withheld or delayed), the Sellers shall terminate or cancel any and all intercompany accounts and Contracts (excluding ordinary course arms’ length trade payables and receivables) between the Sellers or any of their respective Affiliates (other than the Companies and their Subsidiaries), on the one hand, and the Companies and their Subsidiaries, on the other hand.

5.11 Indemnification and Insurance.

(a) Each of the Purchasers agrees that all rights to exculpation, indemnification and advancement of expenses now existing in favor of each Person who is now or has been prior to the date hereof, or who becomes prior to the Closing, a director, officer, employee, fiduciary or agent, as the case may be, of any of the Companies or any of their Subsidiaries (each, an “Indemnified Individual”) as provided in their respective certificates of incorporation or by-laws or other organizational documents or in any agreement shall survive the Closing and shall continue in full force and effect. For a period of six (6) years from the Closing Date, the Purchasers shall cause the certificates of incorporation and by-laws or other organizational documents of the Companies and their Subsidiaries to contain provisions no less favorable to the Indemnified Individuals with respect to exculpation, limitation of liabilities and indemnification than are set forth in the certificates of incorporation and by-laws or similar organizational documents of the Companies and their Subsidiaries in effect immediately prior to the Closing, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any Person who is now or has been prior to the date hereof, or who becomes prior to the Closing, a director, officer, employee, fiduciary or agent of the Companies or any of their Subsidiaries; provided, however, that all rights to indemnification in respect of any action or proceeding pending or asserted or any claim made within such period shall continue until the disposition of such action or proceeding or resolution of such claim.

(b) At the Sellers’ sole option and expense, prior to the Closing, the Sellers may cause the Companies or their Subsidiaries to purchase a six-year prepaid “tail” policy on terms and conditions providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Companies and their Subsidiaries (or their Affiliates) with respect to matters arising on or before the Closing, covering without limitation the transactions contemplated by this Agreement. If such “tail” prepaid policy has been obtained prior to the Closing, the Purchasers shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Companies and their Subsidiaries.

(c) The rights of each Indemnified Individual hereunder shall be in addition to, and not in limitation of, any other rights such Indemnified Individual may have under the certificates of incorporation or by-laws or other organizational documents of the Companies or any of their Subsidiaries, any other indemnification agreement or arrangement or otherwise. The provisions of this Section 5.11 shall survive the consummation of the transactions contemplated by this Agreement and expressly are intended to benefit, and are specifically enforceable by, each of the Indemnified Individuals.

(d) In the event either Purchaser or its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of such Purchaser shall assume the obligations set forth in this Section 5.11.

5.12 Waiver of Conflicts and Attorney-Client Privilege. Each of the Purchasers hereby waives, on its own behalf, and agrees to cause the Companies and their

Subsidiaries to waive, (a) any conflicts that may arise in connection with any legal counsel that represents the Sellers or the Companies or their Subsidiaries in connection with this Agreement (the “Current Representation”) undertaking after the Closing the representation of any current officer, director, employee, manager, member, stockholder or Affiliate of the Companies or their Subsidiaries (a “Post-Closing Representation”) and (b) their rights of attorney-client privilege with respect to any communication between such counsel and any such officer, director, employee, manager, member, stockholder or Affiliate occurring during the Current Representation in connection with any Post-Closing Representation, including in connection with a dispute with such Purchaser on or following the Closing.

5.13 Transaction Bonuses. Any payment that is or becomes due and payable to any current or former employee, officer, director, leased employee, consultant or agent (or their respective beneficiaries) of any Company (including, for the avoidance of doubt, each of the individuals listed in Section 3.12(j) of the Disclosure Schedule) in connection with the consummation of the transactions contemplated by this Agreement will be paid by the Sellers at the Closing out of the Initial Purchase Price.

5.14 No Solicitation.

(a) Subject to the provisions of this Section 5.14, promptly following its execution and delivery of this Agreement, Parent and each of the Sellers and Companies and their Subsidiaries shall cease and cause to be terminated any discussions or negotiations with any Person with respect to any Alternative Proposal, and Parent shall deliver a written notice to each such Person to the effect that Parent is ending all discussions and negotiations with such Person with respect to any Alternative Proposal, effective on and from the date of this Agreement. Such notice shall also request such Person to promptly return or destroy all confidential information concerning Parent and/or its Subsidiaries, including the Sellers and the Companies and their Subsidiaries. Subject to the provisions of this Section 5.14, during the period commencing on the date hereof and continuing until the earlier to occur of the Closing and the date, if any, on which this Agreement is terminated pursuant to Article VIII, Parent and its Subsidiaries shall not, and shall use its and their reasonable best efforts to cause its and their respective representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage any inquiry with respect to, or the making, submission or announcement of, any Alternative Proposal, (ii) furnish to any Person (other than the Purchasers or their respective designees) any non-public information relating to Parent and/or its Subsidiaries, or afford to any Person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of Parent and/or its Subsidiaries (other than the Purchasers or their respective designees), in any such case with the intent to induce the making, submission or announcement of, or to encourage, facilitate or assist, an Alternative Proposal or any inquiries or the making of any proposal that could lead to an Alternative Proposal, (iii) engage in discussions regarding any Alternative Proposal with any Person that has made or, to Parent’s Knowledge, is considering making, an Alternative Proposal, except to notify such Person as to the existence of the provisions of this Section 5.14, (iv) approve, endorse or recommend an Alternative Proposal, or (v) cause or permit Parent or any of its Subsidiaries to enter into or to modify or amend (other than to terminate) any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement (an “Alternative Acquisition Agreement”) relating to any Alternative Proposal (other than any Acceptable Confidentiality Agreement).

(b) Notwithstanding anything to the contrary set forth in this Section 5.14 or elsewhere in this Agreement, at all times prior to the Closing, Parent (acting under the direction of the Special Committee) may, directly or indirectly through one or more Affiliates or Representatives, participate or engage in discussions or negotiations with, furnish any non-public information relating to Parent and/or its Subsidiaries to, and/or afford access to the business, properties, assets, books, records or other non-public information, or to the personnel, of Parent and/or its Subsidiaries pursuant to an Acceptable Confidentiality Agreement to (provided, that Parent shall promptly make available to the Purchasers any material non-public information concerning Parent and/or its Subsidiaries that is provided to any Person given such access which was not previously Made Available to the Purchasers) any Person (and/or its Affiliates or Representatives) that has made or delivered to Parent an Alternative Proposal that was not solicited in breach of Section 5.14(a); provided, that the Special Committee shall have determined in good faith (after consultation with its financial advisor and outside legal counsel) that such Alternative Proposal either constitutes a Superior Proposal or could reasonably be expected to lead to a Superior Proposal. Notwithstanding anything to the contrary in this Agreement, the Special Committee or the Board of Directors of Parent shall be permitted, to the extent it determines in good faith (after consultation with its financial advisor and outside legal counsel) that failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties, to modify, waive, amend or release any existing standstill obligations owed by any Person to Parent or any of its Subsidiaries. The Sellers will as promptly as reasonably practicable (but in any event within 48 hours of receipt of such Alternative Proposal or inquiry), notify the Purchasers in writing of the receipt of any Alternative Proposal or any inquiry with respect to, or that could reasonably be expected to lead to, any Alternative Proposal, specifying the material terms and conditions thereof and the identity of the Person making such Alternative Proposal or inquiry, and the Sellers will, as promptly as reasonably practicable (but in any event within 48 hours of receipt of such Alternative Proposal or inquiry), provide to the Purchasers a copy of all written proposals provided to the Sellers or any of their Subsidiaries in connection with any such Alternative Proposal or inquiry. The Sellers will, as promptly as reasonably practicable (but in any event within 48 hours of receipt of such Alternative Proposal or inquiry), notify the Purchasers in writing of any material modifications to the financial or other material terms of such Alternative Proposal or inquiry and will, as promptly as reasonably practicable (but in any event within 48 hours of receipt of such Alternative Proposal or inquiry), provide to the Purchasers a copy of all written proposals subsequently provided to or by the Sellers or any of their Subsidiaries in connection with any such Alternative Proposal or inquiry.

(c) Except as provided by Section 5.14(d), at any time after the execution of this Agreement, neither the Special Committee nor the Board of Directors of Parent shall resolve to withdraw, modify or qualify and/or withdraw, modify or qualify the Recommendation in a manner adverse to the Purchasers (a “Change of Recommendation”).

(d) Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to the Parent Meeting, (x) if Parent is then in receipt of a written Alternative Proposal from any Person that is not withdrawn and that the Special Committee or the Board of Directors of Parent concludes in good faith, after consultation with its financial advisor and outside legal counsel, constitutes a Superior Proposal, the Special Committee or the Board of Directors of Parent may (1) effect a Change of Recommendation in accordance with Section 8.1(g), and/or (2) authorize Parent to terminate this Agreement in accordance with Section 8.1(e) to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, or (y) in response to an Intervening Event, the Special Committee or the Board of the Directors of Parent may effect a Change of Recommendation, if and only if:

(i) in the case of clauses (x) and (y) above, (A) Parent shall have provided prior written notice to the Purchasers at least three (3) days in advance (the “Notice Period”), to the effect that absent any revision to the terms and conditions of this Agreement, the Special Committee or the Board of Directors of Parent has resolved to effect a Change of Recommendation and/or to terminate this Agreement pursuant to Section 8.1(e), which notice shall specify the basis for such Change of Recommendation and/or termination, including in the case of clause (x) above the identity of the Person making the Superior Proposal and the material terms thereof, it being understood and agreed that any change to the financial or other material terms of such Alternative Proposal will require an additional prior written notice to the Purchasers and a new three (3) day period; and (B) prior to effecting such Change of Recommendation and/or termination, Parent shall, and shall cause its financial and legal advisors to, during the Notice Period, negotiate with the Purchasers and their Representatives in good faith (to the extent the Purchasers desire to negotiate) to make such adjustments in the terms and conditions of this Agreement such that the Special Committee or the Board of Directors of Parent would not effect a Change of Recommendation and/or terminate this Agreement;

(ii) in the case of clause (x) above, Parent shall have complied in all material respects with its obligations under this Section 5.14 with respect to such Superior Proposal including not having materially breached the provisions of Sections 5.14(a) and (b); and

(iii) in the case of clause (x)(2) above, Parent shall have validly terminated this Agreement in accordance with Section 8.1(e), including the payment of the Termination Fee in accordance with Section 8.3.

(e) Parent agrees that it will, upon request of the Purchasers, keep the Purchasers reasonably informed regarding the matters contemplated by this Section 5.14 (including any Alternative Proposals).

(f) Nothing contained in this Agreement shall prohibit Parent, the Special Committee or the Board of Directors of Parent, directly or indirectly through advisors, agents or other intermediaries, from (i) taking and disclosing to its stockholders a position contemplated by Rules 14d-9 or 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder, or (ii) making any disclosure to its stockholders if the Special Committee or the Board of Directors of Parent determines in good faith (after consultation with its outside legal counsel) that the failure to make such disclosure would be reasonably likely to be inconsistent with the directors’ exercise of their fiduciary duties or would constitute a violation of applicable Law. It is understood and agreed that, for purposes of this Agreement (including Article VIII), a factually accurate public statement by Parent that describes Parent’s receipt of an Alternative Proposal and the operation of this Agreement with respect thereto, or any “stop, look and listen” communication by the Special Committee or the Board of Directors of Parent, shall not constitute a Change of Recommendation or an approval or recommendation with respect to any Alternative Proposal.

(g) Other than with respect to the Financing Commitments, neither the Purchasers nor any of their respective Affiliates shall make or enter into any formal or informal arrangements or understandings (whether or not binding) with any Person, or have any discussions or other communications with any other Person, in any such case with respect to any Alternative Proposal.

(h) As used in this Agreement, “Acceptable Confidentiality Agreement” shall mean a customary confidentiality agreement, which need not contain a standstill provision.

(i) As used in this Agreement, “Alternative Proposal” shall mean any Acquisition Proposal or Alternative Transaction. “Acquisition Proposal” shall mean any proposal, inquiry or offer, including any proposal, inquiry or offer from or to Parent’s stockholders, made by any Person or group (as defined under Rule 13(d) of the Exchange Act) other than the Purchasers, their respective Subsidiaries and/or any of their respective Affiliates relating to, whether in a single transaction or series of related transactions, and whether directly or indirectly, any purchase of the Equity Interests or any sale of the assets of the Companies.

(j) As used in this Agreement, “Alternative Transaction” shall mean any proposal, inquiry or offer, including any proposal, inquiry or offer from or to Parent’s stockholders, made by any Person or group (as defined under Rule 13(d) of the Exchange Act) other than the Purchasers, their respective Subsidiaries and/or any of their respective Affiliates relating to, whether in a single transaction or series of related transactions, and whether directly or indirectly, any (i) merger, reorganization, share exchange, consolidation, business combination, joint venture, partnership, recapitalization, dissolution, liquidation or similar transaction involving Parent and/or any Subsidiary or Subsidiaries of Parent whose business or businesses constitute twenty-five percent (25%) or more of the assets, revenues or earnings of Parent and its Subsidiaries, taken as a whole, (ii) acquisition of assets of Parent and/or its Subsidiaries equal to twenty-five percent (25%) or more of the consolidated assets of Parent and its Subsidiaries or to which twenty-five percent (25%) or more of Parent’s revenues or earnings on a consolidated basis are attributable or (iii) acquisition of beneficial ownership (as defined under Rule 13(d) of the Exchange Act) of (x) the Equity Interests or (y) equity interests representing a twenty-five percent (25%) or greater economic or voting interest in Parent or tender offer or exchange offer that, if consummated, would result in any Person or group (as defined under Rule 13(d) of the Exchange Act) beneficially owning equity interests representing a twenty-five percent (25%) or greater economic or voting interest in Parent.

(k) As used in this Agreement, “Superior Proposal” shall mean any Alternative Proposal or Alternative Transaction made by any Person on terms that the Special Committee or the Board of Directors of Parent determines in good faith (after consultation with its financial advisor and outside legal counsel), considering such factors as the Special Committee or the Board of Directors of Parent considers to be appropriate (including the conditionality, timing and likelihood of consummation of such proposal), are more favorable to Parent and its stockholders than the transactions contemplated by this Agreement.

(l) As used in this Agreement, “Intervening Event” shall mean a material event, development or change with respect to the Companies and their Subsidiaries or the Business, that occurs or arises after the date of this Agreement and on or prior to the date of the Parent Stockholder Approval; provided, that the receipt of a Superior Proposal will not be deemed to constitute an Intervening Event.

5.15 Proxy Statement; Parent Meeting.

(a) Parent shall prepare and file with the SEC, as promptly as practicable after the date hereof, a preliminary proxy statement in connection with seeking the adoption of this Agreement by the stockholders of Parent (such proxy statement, including any amendment or supplement thereto, the “Proxy Statement”), which shall, subject to Section 5.14, include the Recommendation, and shall use all reasonable efforts to respond to any comments by the SEC staff in respect of the Proxy Statement. Parent shall furnish to the Purchasers all information concerning the Proxy Statement as the Purchasers may reasonably request. Without limiting the generality of the foregoing, the Purchasers shall provide to Parent such information as Parent may reasonably request for inclusion in the Proxy Statement. If, at any time prior to the Parent Meeting, any inaccuracy or omission of information relating to Parent or its Affiliates, officers or directors should be discovered by Parent, or any inaccuracy or omission of information relating to the Purchasers or any of their respective Affiliates, officers or directors should be discovered by the Purchasers, in either case which should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, then such Party shall promptly notify the other Parties, and an appropriate amendment or supplement describing such information shall be filed with the SEC. Parent shall cause the definitive Proxy Statement to be mailed promptly after the date the SEC staff advises that it has no further comments thereon or that Parent may commence mailing the Proxy Statement.

(b) Following the clearance of the Proxy Statement by the SEC, subject to the other provisions of this Agreement and unless this Agreement has been validly terminated pursuant to Article VIII, Parent shall take all action necessary in accordance with the DGCL and its certificate of incorporation and by-laws to duly call, give notice of, convene and hold a meeting of its stockholders as promptly as reasonably practicable following the mailing of the Proxy Statement for the purpose of obtaining the Parent Stockholder Approval (the “Parent Meeting”).

5.16 Employee Benefits.

(a) Each of the Purchasers agrees that each Company Employee who continues employment with such Purchaser or any of its Affiliates after the Closing Date (a “Continuing Employee”) shall be provided, for a period extending until the earlier of the termination of such Continuing Employee’s employment with such entities or the first anniversary of the Closing Date, with compensation and benefits that are not materially less favorable, in the aggregate, than the compensation and benefits provided by the Sellers and/or the Companies to such Continuing Employee immediately prior to the date of this Agreement, excluding for such purpose any equity compensation, defined benefit, retiree medical, retiree life plan, policy, arrangement, or agreement, and any retention, transaction, sale or similar bonus or compensation arrangement. Nothing in this Agreement (i) shall require either Purchaser or any of its Affiliates to continue to employ any particular Employee following the Closing Date, or (ii) shall be construed to prohibit either Purchaser or any of its Affiliates from amending or terminating any Company Plan, or terminating any Continuing Employee in accordance with applicable Law.

(b) Each of the Purchasers shall take all commercially reasonable efforts to ensure that, as of the Closing Date, each Continuing Employee receives full credit (for all purposes, including eligibility to participate, vesting, vacation entitlement and severance benefits, but excluding benefit accrual) for service with the Sellers and/or the Companies prior to the Closing Date under each of the comparable employee benefit plans, programs and policies, if any, of such Purchaser or the relevant Affiliate, as applicable, in which such Continuing Employee becomes a participant; provided, however, that no such service recognition shall result in any duplication of benefits. As of the Closing Date, each of the Purchasers shall, or shall cause the relevant Affiliate to, credit to Continuing Employees the amount of unused vacation time that such employees had accrued under any applicable Company Plan as of the Closing Date. With respect to each health or welfare benefit plan maintained by either of the Purchasers or the relevant Affiliate for the benefit of any Continuing Employees, subject only to any required approval of the applicable insurance provider and applicable Law, if any, such Purchaser shall (i) cause to be waived any eligibility waiting periods, any evidence of insurability requirements and the application of any pre-existing condition limitations under such plan (each to the extent applicable under the Company Plans), and (ii) cause each Continuing Employee to be given credit under such plan for all amounts paid by such Continuing Employee under any similar Company Plan for the plan year that includes the Closing Date for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the applicable plan, if any, maintained by such Purchaser or the relevant Affiliate, as applicable, for the plan year in which the Closing Date occurs.

(c) No provision of this Agreement shall (i) create any third party beneficiary rights in any Continuing Employee or any other employee, any beneficiary or dependents thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and benefits that may be provided to any Continuing Employee by the Purchasers or any of their respective Affiliates or under any benefit plan which such entity may maintain, or otherwise, or (ii) be construed as in any way modifying or amending the provisions of any Company Plan. The Sellers shall cooperate with the Purchasers and any applicable Affiliate thereof in respect of the foregoing provisions of this Section 5.16, including making available such non-confidential data in personnel records as is necessary for the Purchasers to effectuate this Section 5.16.

(d) The Sellers shall accelerate for any Continuing Employee as of the Closing Date the vesting and exercisability of any unvested benefits and awards under any Company Plan (including under any 401(k) Plan and any outstanding equity compensation awards). For the avoidance of doubt, all performance conditions related to any unvested benefits and awards will be deemed to have been met. Any such awards that are stock options or similar awards will remain exercisable for the period provided in the applicable award agreement.

(e) Each of the Purchasers agrees to provide continuation health care coverage, as defined in Section 4980B of the Code and Sections 601 to 608 of ERISA, to all employees and former employees (and their qualified beneficiaries) (i) who incur or incurred a qualifying event prior to the Closing Date or as a result of the Closing and (ii) to whom any Company or any of their Subsidiaries are, on or before the Closing Date, (A) providing such continuation coverage or (B) under an obligation to provide such continuation coverage at the election of the employee or former employee or his or her qualified beneficiary. For the avoidance of doubt, the Purchasers shall have no obligation to provide continuation coverage for any employee or former employee (or a qualified beneficiary thereof) of any Seller or Affiliate thereof other than the Companies and their Subsidiaries.

5.17 Reserved.

5.18 Restructuring Transactions. Notwithstanding anything else in this Agreement to the contrary, Parent and each of the Sellers shall, and shall cause their respective Affiliates to, consummate the Restructuring Transactions substantially in the manner described in Section 1.3 of the Disclosure Schedule.

5.19 Certain Post-Closing Covenants. During the fourteen (14) month period immediately following the Closing and for so long thereafter as any claim for indemnification made pursuant to Article IX during such fourteen (14) month period remains outstanding and unresolved, the Sellers shall not, and Parent shall cause the Sellers not to, permit Cash and Cash Equivalents, determined on a monthly basis over any calendar month during such period, as reflected on Parent’s consolidated balance sheet (prepared in accordance with GAAP applied on a consistent basis throughout such period), to be less than the Minimum Cash Balance. Parent shall provide the Purchasers reasonable verification (and provision of a bank or similar statement shall be deemed to constitute a non-exclusive means of such verification) of Cash and Cash Equivalents meeting the Minimum Cash Balance on a monthly basis.

5.20 Post-Closing Name Change. Promptly, but in no event more than 60 days following the Closing, Parent and the Sellers shall, and shall cause each of their Affiliates and their Subsidiaries (other than the Companies and their Subsidiaries) to remove all references to the Primus Trademark and all Intellectual Property related to the Primus Trademark, and file all necessary paperwork to effect the foregoing name change.

5.21 PTI Distributions. PTI shall not, and Parent and the Sellers shall cause PTI not to, make any cash distributions (other than the Management Fee) during the period, if any, between the Closing and the Second Closing; provided, however, if the Second Closing does not occur prior to the one (1) year anniversary of the Closing and the Sellers and the Purchasers have not otherwise agreed in writing to work toward a Second Closing, then PTI shall no longer be subject to any restrictions on making cash distributions (other than the Management Fee) from such anniversary date so long as there is no accrued and unpaid Management Fee.

ARTICLE VI

CLOSING CONDITIONS

6.1 Conditions to Obligations of the Sellers and the Purchasers. The respective obligations of the Sellers and the Purchasers to consummate the transactions contemplated by this Agreement are subject to the fulfillment, on the Closing Date, of each of the following conditions:

(a) there shall not be in effect any Governmental Order restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby;

(b) the waiting period under the HSR Act, if applicable to the consummation of the transactions contemplated by this Agreement, shall have expired or been terminated;

(c) (i) if a notice is filed with CFIUS, any review or investigation by CFIUS shall have been concluded, and either (x) Parent, the Sellers and/or the Purchasers shall have received written notice that a determination by CFIUS has been made that there are no issues of national security of the United States sufficient to warrant further review or investigation pursuant to the Defense Production Act, or (y) the President of the United States shall not have acted pursuant to the Defense Production Act to suspend or prohibit the consummation of the transactions contemplated by this Agreement and the applicable period of time for the President to take such action shall have expired (the satisfaction of the foregoing condition, the “CFIUS Clearance”), or (ii) a Non-CFIUS Decision has been made;

(d) if applicable, (i) Parent, the Sellers and the Purchasers shall have received an Advance Ruling Certificate under the Competition Act and such Advance Ruling Certificate shall not have been rescinded, (ii) Parent, the Sellers and the Purchasers shall have given the notice required under section 114 of the Competition Act with respect to the transactions contemplated by this Agreement and the applicable waiting period under section 123 of the Competition Act shall have expired or been terminated in accordance with the Competition Act, or (iii) the obligation to give such notice under the Competition Act shall have been waived pursuant to paragraph 113(c) of the Competition Act (the satisfaction of the foregoing condition, the “Competition Act Approval”);

(e) if applicable, the Minister under the ICA (the “Minister”) shall have sent a notice pursuant to subsection 21(1) of the ICA to the Purchasers stating that the Minister is satisfied that the transactions contemplated by this Agreement are likely to be of net benefit to Canada, or alternatively, the time period provided for such notice under subsection 21(1) of the ICA shall have expired such that the Minister shall be deemed, pursuant to subsection 21(2) of the ICA, to be satisfied that the transactions contemplated by this Agreement are of net benefit to Canada;

(f) if applicable, (i) the Minister shall not have sent to the Purchasers, Parent or the Sellers a notice under subsection 25.2(1) of the ICA and the Governor in Council shall not have made an order under subsection 25.3(1) of the ICA in relation to the transactions contemplated by this Agreement or (ii) if such a notice has been sent or such an order has been made, the Purchasers shall have subsequently received (A) a notice under paragraph 25.2(4)(a) of the ICA indicating that a review of the transactions on grounds of national security will not be made, (B) a notice under paragraph 25.3(6)(b) of the ICA indicating that no further action will be taken in respect of the transactions or (C) a copy of an order under paragraph 25.4(1)(b) authorizing the transactions contemplated by this Agreement (the satisfaction of the foregoing conditions set forth in clauses (e) and (f), the “ICA Clearances”);

(g) the Parent Stockholder Approval shall have been obtained in accordance with the DGCL and the certificate of incorporation and by-laws of Parent; and

(h) the Restructuring Transactions shall have been consummated substantially in the manner described in Section 1.3 of the Disclosure Schedule, and reasonably satisfactory evidence thereof shall have been delivered to the Purchasers, Parent and the Sellers.

6.2 Additional Conditions to Obligation of the Purchasers. The obligation of the Purchasers to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on the Closing Date, of each of the following conditions (any or all of which may be waived by the Purchasers in whole or in part in their sole discretion):

(a) (i) the representations and warranties of each of the Sellers set forth in Sections 3.1 (Corporate Status), 3.2 (Authority), 3.4 (Capitalization; Subsidiaries), and 3.20 (Finder’s Fee) (collectively, the “Seller Fundamental Representations”), other than the representations and warranties of each of the Sellers set forth in Section 3.4(c), shall have been true and correct in all but de minimis respects on and as of the date hereof and on and as of the Closing Date; and (ii) the representations and warranties of each of the Sellers set forth in Article III (other than those referenced in clause (i) above) shall have been true and correct in all respects on and as of the date hereof and on and as of the Closing Date as if made at such time (except to the extent such representations and warranties relate to an earlier date, in which case such representations and warranties shall have been true and correct on and as of such earlier date) without giving effect to the words “materially” or “material” or to any qualifications based on such terms or based on the defined term “Material Adverse Effect”, except for such failures to be true and correct which, individually or in the aggregate, would not result in a Material Adverse Effect;

(b) the Sellers shall have performed or complied in all material respects with all material agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date;

(c) since the date of this Agreement, there shall not have been any Material Adverse Effect which is continuing;

(d) the Sellers shall have delivered to the Purchasers a certificate executed by an officer of each of the Sellers that the conditions set forth in paragraphs (a), (b) and (c) have been satisfied;

(e) the Sellers shall have delivered to the Purchasers written resignations, in form and substance reasonably satisfactory to the Purchasers, of those officers, directors and managers of the Companies and their Subsidiaries that are, and will be immediately after giving effect to the Closing, employees of the Sellers or their respective Affiliates (other than the Companies and their Subsidiaries), and such resignations shall remain in full force and effect;

(f) Reserved;

(g) the Sellers shall have delivered to the Purchasers certificates representing the Equity Interests, duly endorsed in blank or accompanied by stock powers duly endorsed in blank, in proper form for transfer, or in the event that any of the Equity Interests are not represented by certificates, a duly executed reasonable and customary instrument of transfer;

(h) the Sellers shall have delivered to the Purchasers (i) a counterpart of the Transition Services Agreement, duly executed by each of the Parent, PTHI and PTII, (ii) a duly executed copy of the Colocation Agreement, duly executed by each of Lingo and PTGi ICS, (iii) a duly executed copy of the PTCI Carrier Services Agreement, (iv) a counterpart of the Escrow Agreement, duly executed by each of the Sellers, (v) a counterpart of the Management Agreement, duly executed by Parent and PTI, (vi) a counterpart of the Specified Assumption Agreement, duly executed by Parent and PTCI, (vii) an affidavit of non-foreign status that complies with the Treasury Regulations under Section 1445 of the Code, and (viii) a properly completed and duly executed IRS Form W-9;

(i) on or prior to the Closing Date, Sellers’ Representative (on behalf of Sellers) shall have delivered or caused to be delivered to the Purchasers a certificate duly executed by the Secretary of each Seller, dated as of the Closing Date, certifying that attached thereto are true and complete copies of (A) such Seller’s governing documents, (B) the resolutions of such Seller’s board of directors and stockholders, to the extent required, authorizing the execution, delivery and performance of this Agreement and the other related agreements to which such Seller is a party and the consummation of the transactions contemplated hereby and thereby, and (C) a certificate of good standing for such Seller in its jurisdictions of organization; and

(j) Sellers shall have delivered to the Purchasers all payoff letters and releases of guarantees in form and substance reasonably satisfactory to the Purchasers and their lenders evidencing that all Indebtedness of the Companies shall be paid in full prior to or concurrently with the Closing, and that the monetary and security obligations of the Companies and their Subsidiaries under the documents evidencing such Indebtedness shall be terminated and of no further force and effect as of the Closing Date, including reasonably satisfactory fully-executed, releases, UCC-3 termination statements, PPSA discharges and similar items, as applicable.

6.3 Additional Conditions to Obligation of the Sellers. The obligation of the Sellers to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on the Closing Date, of each of the following conditions (any or all of which may be waived by the Sellers in whole or in part in its sole discretion):

(a) (i) the representations and warranties of each Purchaser set forth in Sections 4.1 (Corporate Status), 4.2 (Authority), 4.5 (Financing; Limited Guarantee) and 4.7 (Finder’s Fee) (collectively, the “Purchaser Fundamental Representations”) and Section 4.11 (Contracts), shall have been true and correct in all but de minimis respects on and as of the date hereof and on and as of the Closing Date; and (ii) the representations and warranties of each Purchaser set forth in Article IV (other than those referenced in clause (i) above) shall be true and correct in all respects on and as of the date hereof and on and as of the Closing Date as if made at such time (except to the extent such representations and warranties relate to an earlier date, in which case such representations and warranties shall have been true and correct on and as of such earlier date), without giving effect to the words “materially” or “material” or to any qualifications based on such terms or based on the defined term “Purchaser Material Adverse Effect” except for such failures to be true and correct which, individually or in the aggregate, would not result in a Purchaser Material Adverse Effect;

(b) the Purchasers shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date;

(c) the Purchasers shall have delivered to the Sellers a certificate executed by an officer or officers of the Purchasers that the conditions set forth in paragraphs (a) and (b) above have been satisfied;

(d) the Purchasers shall have delivered to the Sellers the Purchase Price pursuant to Section 1.2;

(e) the Purchasers shall have delivered to the Sellers (i) a counterpart of the Transition Services Agreement, duly executed by each of the Purchasers, (ii) a counterpart of the Escrow Agreement, duly executed by the Purchasers, (iii) a counterpart to the Management Agreement, duly executed by US Acquireco, and (iv) a counterpart of the Specified Assumption Agreement, duly executed by CAN Acquireco.

(f) the Purchasers shall have paid, in accordance with Section 1.2, to the Escrow Agent, (A) for deposit in the Indemnity Escrow Account, the Indemnity Escrow Amount, (B) for deposit in the ETA Escrow Account, the ETA Escrow Amount, (C) for deposit in the Adjustment Escrow Account, the Adjustment Escrow Amount, and (D) for deposit in the Second Closing Escrow Account, the Second Closing Escrow Amount.

6.4 Frustration of Closing Conditions. Neither any Purchaser nor any Seller may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such Party’s failure to act in good faith or to use its reasonable best efforts to cause the Closing to occur, as required by Section 5.2.

6.5 Conditions to the Second Closing. The respective obligations of the Sellers and the Purchasers to consummate the Second Closing are subject to the fulfillment of each of the following conditions:

(a) the Closing shall have occurred or shall occur concurrently with the Second Closing;

(b) the FCC Approvals and the State PUC Approvals identified in Section 3.3(b) of the Disclosure Schedule shall have become effective and shall remain in effect;

(c) the Sellers shall have delivered to the Purchasers a duly executed PTI Carrier Services Agreement, duly executed by PTI and PTGi ICS;

(d) the Sellers shall have delivered to US Acquireco certificates representing the PTI Shares, duly endorsed in blank or accompanied by stock powers duly endorsed in blank, in proper form for transfer, or in the event that the PTI Shares are not represented by certificates, a duly executed reasonable and customary instrument of transfer; and

(e) there shall not be in effect any Governmental Order restraining, enjoining or otherwise prohibiting the consummation of the Second Closing.

ARTICLE VII

CERTAIN TAX MATTERS

7.1 Tax Returns.

(a) The Sellers shall have the exclusive authority to prepare and file, or cause to be prepared and filed, at their sole cost and expense, when due all Tax Returns that are required to be filed by or with respect to the Companies, their Subsidiaries and/or the Business on or prior to the Closing Date, and the Sellers shall prepare such Tax Returns, or cause such Tax Returns to be prepared, in a manner consistent with past practices (unless otherwise required by applicable Law) and shall remit, or cause to be remitted, all Taxes shown as due on such Tax Returns. The Sellers shall (i) submit all such Tax Returns filed by PTCI or its Subsidiaries to the Purchasers for review and comment at least twenty (20) days prior to their filing and (ii) consider in good faith any timely comments requested by the Purchasers to the extent they relate to (A) the income or operations of a Company, their Subsidiaries or the Business and (B) items of income gain, loss or deduction recognized in connection with the transactions contemplated herein.

(b) The Purchasers shall have the exclusive authority to prepare and file, or cause to be prepared and filed, at their sole cost and expense, when due all Tax Returns that are required to be filed by or with respect to the Companies, their Subsidiaries and/or the Business after the Closing Date (other than Tax Returns of the Sellers or their respective Affiliates or income Tax Returns of PTCI and its Subsidiaries for any taxable period ending on or prior to the Closing Date, which shall be prepared by or at the direction of Sellers), and the Purchasers shall prepare such Tax Returns with respect to a Pre-Closing Tax Period, or cause such Tax Returns to be prepared, in a manner consistent with applicable Law and shall remit, or cause to be remitted, any Taxes due in respect of such Tax Returns. The Purchasers shall (i) submit all such Tax Returns relating to any Pre-Closing Tax Period to the Sellers for review and comment at least twenty (20) days prior to their filing and (ii) consider in good faith any timely comments requested by the Sellers. Without the prior written consent of the Sellers, which consent shall not be unreasonably withheld or delayed, the Purchasers shall not and shall not permit the Companies or the Companies’ Subsidiaries to amend any Tax Return relating to a Pre-Closing Tax Period. The Sellers shall pay on or before five (5) days prior to the due date, any amount due and payable on (i) any Tax Return prepared by Purchasers for any Pre-Closing Tax Period and (ii) any Tax Return for an Straddle Period to the extent such amount is apportioned to the Seller (as determined pursuant to Section

7.1(c), except to the extent such amount described in the preceding clauses (i) and (ii) were paid on or prior to the Closing Date or taken into account as a liability in Net Working Capital.

(c) All Taxes and Tax liabilities with respect to the income, property or operations of the Companies or any of the Companies’ Subsidiaries that relate to the Straddle Period shall be apportioned between the Sellers and the Purchasers as follows: (i) in the case of Taxes other than income, sales and use and withholding Taxes, on a per-diem basis, and (ii) in the case of income, sales and use and withholding Taxes, as determined from the books and records of the Companies and the Companies’ Subsidiaries as though the taxable year of the Companies’ or any relevant Subsidiary of the Companies terminated at the close of business on the Closing Date.

7.2 Cooperation on Tax Matters; Contests.

(a) The Purchasers and the Sellers shall cooperate in good faith, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns pursuant to this Article VII and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Purchasers and the Sellers agree (i) to retain all books and records in their possession with respect to Tax matters pertinent to the Companies, their Subsidiaries and the Business relating to any taxable period beginning on or prior to the Closing Date until the expiration of the statute of limitations (and, to the extent notified by the other Party, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any Taxing Authority, and (ii) to give the other Party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other Party so requests, to allow the other Party to take possession of such books and records.

(b) Subject to Section 7.5, the Purchasers and the Sellers further agree, upon request, to use their commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated hereby).

(c) After the Closing Date, the Purchasers shall notify the Sellers within ten (10) days of the commencement of any notice of Tax deficiency, proposed Tax adjustment, Tax assessment, Tax audit, Tax examination or other administrative or court proceeding, suit, dispute or other claim with respect to Taxes relating to a Pre-Closing Tax Period affecting the Taxes of or with respect to any of the Companies or the Companies’ Subsidiaries that, if determined adversely to the taxpayer or after the lapse of time would reasonably be expected to result in an increase in Tax liability of the Sellers or their respective Affiliates under this Agreement (a “Tax Claim”). Thereafter, the Purchasers shall deliver to the Sellers, as promptly as possible but in no event later than twenty (20) days after receipt thereof, copies of all relevant notices and documents (including court papers) received by the Purchasers or any of their respective Affiliates. The Sellers shall, at their sole expense, have the right to control the conduct of any such Tax Claim and shall have the right to settle any such Tax Claim; provided, however, that neither the Sellers nor any of their Affiliates shall enter into any settlement of or otherwise compromise any Tax Claim that adversely affects or may adversely affect the Tax liability of the Purchasers, the Companies or any of the Companies’ Subsidiaries or any Affiliate of the foregoing for any period ending after the Closing Date, including the portion of the Straddle Period that is after the Closing Date, without the prior written consent of Purchasers, which consent shall not be unreasonably withheld or delayed; provided, further, that the elimination, reduction, limitation or other change of any nature to any net operating loss, non-capital loss, capital loss, Tax credit, Tax basis or other Tax attribute of any of the Companies or the Companies’ Subsidiaries shall not be considered as adversely affecting the Tax liability of the Purchasers, the Companies or any of the Companies’ Subsidiaries or any Affiliate of the foregoing. The Sellers shall keep the Purchasers fully and timely informed with respect to the commencement, status and nature of any Tax Claim.

(d) Except as otherwise provided in Section 7.2(c) above, or if Seller does not elect to control a proceeding pursuant to Section 7.2(c) above, the Purchasers shall have the right to control any audit or examination by any tax authority, initiate any claim for refund, amend any Tax Return, and contest, resolve and defend against any assessment for additional Taxes, notice of Tax deficiency or other adjustment of Taxes of or relating to, the income, assets or operations of the Companies and the Companies Subsidiaries for all taxable periods; provided, however, the Purchasers shall not, and shall cause their Affiliates (including the Companies and the Companies’ Subsidiaries) not to, enter into any settlement of any contest or otherwise compromise any issue with respect to the portion of the Straddle Period ending on or prior to the Closing Date that could increase the Tax liability of the Sellers without the prior written consent of the Sellers, which consent shall not be unreasonably withheld or delayed.

7.3 Tax Sharing Agreements. All Tax sharing agreements or similar agreements with respect to or involving the Companies and/or their Subsidiaries shall be terminated as of the Closing Date and, after the Closing Date, neither the Companies nor any of their Subsidiaries shall be bound thereby or have any liability thereunder.

7.4 Post-Closing Actions.

(a) Unless as otherwise required by applicable law, the Purchasers, the Companies, the Companies’ Subsidiaries and each of their Affiliates shall not take any position with respect to Taxes of any of the Companies or the Companies’ Subsidiaries that reasonably could be expected to adversely affect the Tax liability of any of the Companies or the Companies’ Subsidiaries in a taxable period ending on or prior to the Closing Date unless the Sellers have consented in writing to such action, such consent not to be unreasonably withheld or delayed.

(b) The Purchasers in their sole discretion shall determine whether to make an election under Section 338 of the Code with respect to any of the Companies and the transactions contemplated under this Agreement. The Sellers shall cooperate in good faith to assist the Purchasers in determining whether to make an election under Section 338 of the Code with respect to any of the Companies and the transactions contemplated under this Agreement, including, upon request from the Purchasers, promptly providing any relevant information to the Purchasers, including the Sellers’ tax bases in the stock of the Companies, the fair market value of the Companies’ assets and the Companies’ tax bases in their assets. In the event that the Purchasers desire to make an election under Section 338 of the Code with respect to any of the Companies and the transactions contemplated under this Agreement, to the extent required by Law, the Purchasers and the Sellers shall jointly file, or permit to be jointly filed, any such elections under Section 338 of the Code; provided, however, that if the Taxes imposed on the Sellers after the making of a Section 338 election exceed the Taxes that would have been imposed on the Sellers if no such Section 338 election had been made, the Purchasers will reimburse each Seller the dollar amount by which the Taxes imposed on that Seller after the making of an effective Section 338 election exceeds the Taxes that would have been imposed on that Seller if no such Section 338 election had been made. At the Sellers’ request, at Closing the Purchasers shall sign any elections under Section 338 of the Code contemplated by this Section 7.4(d) as prepared by the Sellers.

7.5 Tax Refunds. The Sellers shall be entitled to any Tax refund or amounts credited against any Tax of the Companies and/or their Subsidiaries, in each case, that do not relate to deductions or credits arising with respect to amounts funded by the Purchasers, for any Pre-Closing Tax Period. The Purchasers shall forward to the Sellers the benefit of any such Tax refund or credit, net of reasonable fees or expenses incurred by the Purchasers or the Companies or any of the Companies’ Subsidiaries in obtaining such refund or credit, within ten (10) days after the Tax refund is received, either pursuant to a cash payment or through the reduction of a Tax liability. Notwithstanding anything else in this Section 7.5 to the contrary, the Purchasers shall not be obligated to pay any refund or other amount under this Section 7.5 to the extent that any such refund or credit is the result of the carrying back of any net operating loss or other Tax attribute or Tax credit incurred in a taxable period beginning on or after the Closing Date (including the portion of any Straddle Period beginning on or after the Closing Date). To the extent a refund or credit against Taxes that gave rise to a payment hereunder is subsequently disallowed or otherwise reduced, the Sellers shall pay to the Purchasers the amount of such disallowed or reduced refund or credit against Taxes.

7.6 Reserved.

7.7 Certain Taxes. All transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees (including any penalties and interest) incurred in connection with this Agreement, shall be borne solely by the Sellers, and the Sellers shall file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees.

ARTICLE VIII

TERMINATION

8.1 Termination. This Agreement may be terminated at any time prior to the Closing as follows:

(a) by mutual written consent of Parent, the Sellers’ Representative and the Purchasers;

(b) by Parent, the Sellers or the Purchasers on or after September 30, 2013 (the “Outside Date”) if the Closing shall not have occurred by the close of business on such date; provided, however, that such date may be extended by the mutual agreement of the Purchasers and the Sellers; provided, further, that the right to terminate this Agreement under this Section 8.1(b) shall not be available (i) to Parent or the Sellers if Parent or either Seller has breached any of its representations, warranties, covenants or agreements herein and such breach has not been cured on or prior to the Outside Date and results in the failure of a condition in Section 6.1 or 6.2 to be satisfied by the Outside Date, or (ii) to the Purchasers if either Purchaser has breached any of its representations, warranties, covenants or agreements herein and such breach has not been cured on or prior to the Outside Date and results in the failure of a condition in Section 6.1 or 6.3 to be satisfied by the Outside Date;

(c) by Parent, the Sellers or the Purchasers if there shall be in effect a final nonappealable Governmental Order restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby;

(d) by Parent, the Sellers or the Purchasers if the Parent Meeting (including any adjournments or postponements thereof) shall have concluded and the Parent Stockholder Approval contemplated by this Agreement shall not have been obtained;

(e) by Parent and the Sellers, to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal pursuant to Section 5.14(d);

(f) by the Purchasers, prior to the Parent Stockholder Approval, if Parent has failed to make the Recommendation in the Proxy Statement or the Special Committee or the Board of Directors of Parent has effected a Change of Recommendation;

(g) by Parent and the Sellers, if the Special Committee or the Board of Directors of Parent has effected a Change of Recommendation pursuant to Section 5.14(d); and

(h) by Parent and the Sellers, if all of the conditions set forth in Section 6.1 and Section 6.2 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing), Parent and/or the Sellers have given notice to the Purchasers in writing that Parent and the Sellers are prepared to consummate the Closing and the Purchasers fail to consummate the Closing on the date the Closing should have occurred pursuant to Section 2.1.

8.2 Effect of Termination and Abandonment. In the event of termination of this Agreement pursuant to this Article VIII, this Agreement (other than the provisions set forth in the first sentence of Section 5.4(a), Section 5.8, Section 8.2, Article VIII and Article X) shall become void and of no effect with no liability on the part of any Party (or any of their respective Affiliates or representatives); provided, however, that (a) nothing herein shall relieve any Party from liability for any breach of any representation, warranty, covenant or agreement in this Agreement prior to the date of termination and (b) nothing herein shall relieve any Party from any liability for damages resulting from any willful or intentional breach of this Agreement.

8.3 Termination Fees.

(a) Notwithstanding any provision of this Agreement to the contrary, if this Agreement is terminated pursuant to (i) Section 8.1(d) or (ii) Section 8.1(b) and prior to such time Parent or either Seller shall have breached any of its representations, warranties, covenants or agreements herein which breach remains uncured and results in the failure of a condition in Sections 6.1 or 6.2 to be satisfied, then in either case, the Sellers jointly and severally shall reimburse the Purchasers an amount equal to the reasonable costs and expenses incurred by each of the Purchasers and any of their Affiliates on their behalf (including, reasonable attorney and accountant fees and expenses) up to a maximum aggregate amount of 1% of the Purchase Price in connection with the transactions contemplated by this Agreement within two (2) business days after presentment by the Purchasers of supporting documentation in reasonable detail (any such payment, “Expenses”). In the event that any Expenses are paid to the Purchasers pursuant to this Section 8.3(a), such payment of Expenses shall reduce the amount of any Termination Fee payable pursuant to Section 8.3(b) on a dollar for dollar basis by the amount of such Expenses.

(b) Without limiting the generality of Section 8.3(a), if:

(i) (A) this Agreement is terminated pursuant to (I) Section 8.1(d) or (II) Section 8.1(b) and prior to such time Parent or the Sellers shall have breached any of their respective representations, warranties, covenants or agreements herein which breach remains uncured and results in the failure of a condition in Sections 6.1 or 6.2 to be satisfied; (B) following the execution and delivery of this Agreement and prior to the termination of this Agreement pursuant to Section 8.1(d) or Section 8.1(b) (under circumstances described in the preceding clause (A)(II)), any bona fide Alternative Transaction (substituting fifty percent (50%) for the twenty-five percent (25%) thresholds set forth in the definition of “Alternative Transaction”) or any bona fide Acquisition Proposal for the purchase of all or substantially all the Equity Interests or the sale of all or substantially all of the assets of the Companies (a “Qualifying Transaction”) shall have been publicly announced and not withdrawn or otherwise abandoned; and (C) within three months following the termination of this Agreement pursuant to

Section 8.1(d) or Section 8.1(b) (under circumstances described in the preceding clause (A)(II)), either the Qualifying Transaction referenced in the immediately preceding clause (B) is consummated or Parent enters into a definitive agreement providing for the Qualifying Transaction referenced in the immediately preceding clause (B) and, whether or not during such three-month period, such Qualifying Transaction is subsequently consummated; or

(ii) this Agreement is terminated by Parent and the Sellers pursuant to Section 8.1(e) or Section 8.1(g), or by the Purchasers pursuant to Section 8.1(f),

then, in the case of the foregoing clause (i) or (ii), as applicable, the Sellers shall pay to the Purchasers a fee equal to $3,870,000 (the “Termination Fee”), such payment to be made, in the case of a termination referenced in clause (i) above, upon consummation of the Qualifying Transaction, or in the case of clause (ii) above, concurrently with the termination by the Sellers pursuant to Section 8.1(e) or Section 8.1(g) or within two (2) business days after termination by the Purchasers pursuant to Section 8.1(f). For the avoidance of doubt, in no event shall Parent or the Sellers be required to pay the Termination Fee on more than one occasion. Any such payment shall be net of any amounts as may be required to be deducted or withheld therefrom under the Code or under any provision of U.S. state or local tax Law.

(c) Each of the Parties acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement and that the Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Purchasers for the efforts and resources expended and opportunities foregone while negotiating this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, which amount would otherwise be impossible to calculate with precision. Notwithstanding anything to the contrary in this Agreement, in the event that the Termination Fee is required to be paid as a result of a termination of this Agreement, the Purchasers’ right to receive payment of the Termination Fee pursuant to this Section 8.3 shall be the exclusive remedy of the Purchasers and their respective Affiliates, if applicable for (A) the loss suffered as a result of the failure of the Closing to be consummated and (B) any other losses, damages, obligations or liabilities suffered as a result of or under this Agreement and the transactions contemplated by this Agreement, and upon payment of the Termination Fee in accordance with this Section 8.3, none of Parent, the Sellers or any of their respective stockholders, directors, officers or agents, as the case may be, shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement.

8.4 Purchaser Termination Payment.

(a) In the event that this Agreement is validly terminated pursuant to: (i) Section 8.1(h); (ii) Section 8.1(b) and at the time of such termination this Agreement is terminable pursuant to Section 8.1(h); or (iii) Section 8.1(b) and prior to such time either Purchaser shall have breached any of their respective representations, warranties, covenants or agreements herein which breach remains uncured and results in the failure of a condition in Sections 6.1 or 6.3 to be satisfied; then, in any such case, the Purchasers shall pay to Parent US$ 25,000,000 (the “Purchaser Termination Payment”) as liquidated damages, and not as penalty, by wire transfer in immediately available funds within five (5) business days of the earlier to occur of such events. Purchasers hereby expressly waive and relinquish any right which it may have to seek to characterize said Purchaser Termination Payment and liquidated damages as a penalty, and the parties hereto agree that such amount is a reasonable, fair and equitable payment of compensation in light of the complex commercial nature of this Agreement and the inability to estimate the extraordinary harm that will occur to Parent if the Purchase Agreement is not consummated. In arriving at this agreement regarding the liquidated damages amount, the parties hereto acknowledge that: (i) there is relative equality in the bargaining power of the parties, (ii) the parties are each represented by and have consulted with counsel regarding this issue, (iii) the parties anticipate that proof of actual damages for any of the breaches would be costly and inconvenient, (iv) there may be difficulty or burdens of proving causation or foreseeability, and (v) this Agreement regarding the liquidated damages amount is entered into freely and without duress.

(b) Notwithstanding anything to the contrary in this Agreement, in any circumstance in which the Parent terminates the Purchase Agreement pursuant to Section 8.4(a) and receives the Purchaser Termination Payment, Parent’s termination of this Agreement and right to receive payment of the Purchaser Termination Payment shall be the sole and exclusive remedy of Parent and Sellers or any of its or their respective Affiliates, against Purchasers and (a) any direct or indirect holder of any equity interests or securities of Purchasers (whether such holder is a limited or general partner, member, stockholder or otherwise), (b) Affiliate of Purchasers, or (c) director, officer, employee, manager, representative, or agent of Purchasers, any of the foregoing persons’ or entities’ respective Affiliates or any direct or indirect holder of any equity interests or securities of any such person or entity (collectively, the “Purchaser Party Affiliates”) under the Transaction Documents for any and all Losses that may be suffered as a result of, based upon or arise out of any breach of or failure to perform or comply with any representation, warranty, covenant or agreement in the Transaction Documents, the transactions contemplated hereby and thereby, and upon receipt of the Purchaser Termination Payment pursuant to Section 8.4(a) above, none of the Purchaser Party Affiliates shall have any further liability or obligation relating to or arising out of the Transaction Documents or any of the transactions contemplated hereby or thereby. For the avoidance of doubt, nothing in this Section 8.4 shall limit any remedies of Parent and Sellers prior to a termination as set forth in Section 8.4(a) above, including specific performance under Section 10.9(a); provided that if Parent or the Sellers are granted an order of specific performance by a court listed in Section 10.9(a) which order compels Purchasers to consummate the Closing (and the Closing is actually consummated), then Parent shall not also be entitled to receive the Purchaser Termination Payment pursuant to this Section 8.4.

ARTICLE IX

INDEMNIFICATION

9.1 Survival of Representations, Warranties and Covenants. The representations and warranties of the Parties made herein shall survive the Closing for a period of fourteen (14) months, and thereafter shall terminate; provided, however, that a claim for indemnification for breach thereof shall survive such period only to the extent that a claim was properly made in accordance with this Article IX before the expiration of such period. All covenants and agreements that by their terms apply or are to be performed in whole or in part after the Closing will survive for the period provided in such covenants and agreements, if any, up to the date that is fourteen (14) months after the Closing, and thereafter shall terminate; provided, however, that a claim for indemnification for breach thereof shall survive such period only to the extent that a claim was properly made in accordance with this Article IX before the expiration of such period. All covenants and agreements that by their terms apply or are to be performed in their entirety on or prior to the Closing shall not survive the Closing, except to the extent such covenant or agreement shall not be performed in its entirety in all respects in accordance with its terms as of the Closing in which event such covenant or agreement shall survive the Closing for a period of fourteen (14) months, and thereafter shall terminate. Except as expressly provided in this Section 9.1, no claim for indemnification hereunder may be made after the expiration of the applicable survival date set forth in this Section 9.1; provided, however, that any indemnity claim (but solely such claim) described in a Claim Certificate received by the Indemnifying Party prior to the expiration of the applicable time limitations set forth in this Section 9.1 shall survive until the claim is fully resolved.

9.2 Indemnification.

(a) From and after the Closing, Parent hereby agrees to indemnify and hold each of the Purchasers, its Affiliates, the Companies and its and their respective employees, stockholders, members, directors and officers (collectively, the “Purchaser Indemnified Parties”) harmless from, against and in respect of, any and all claims, losses, damages, liabilities, expenses (including reasonable attorneys’ fees and expenses) or costs (“Losses”) (subject to the limitations set forth herein, including in Section 9.5, “Indemnified Losses”), incurred or suffered by them to the extent resulting from or, arising out of or based upon:

(i) any breach of any of the representations or warranties made by such Seller contained in this Agreement;

(ii) any breach or non-fulfillment of any covenant or agreement contained in this Agreement to be performed or complied with by such Seller;

(iii) any Pre-Closing Taxes;

(iv) any ETA Liability;

(v) the consummation of any of the Restructuring Transactions, other than any Pre-Closing Taxes resulting therefrom; and

(vi) obligations of PTCI assigned to the Parent pursuant to the Specified Assumption Agreement.

(b) From and after the Closing Date, each Purchaser hereby agrees, jointly and severally with the other Purchaser, to indemnify and hold each Seller and its Affiliates and their respective employees, stockholders, members, directors, and officers (collectively, the “Seller Indemnified Parties”) harmless from, against and in respect of any and all Indemnified Losses incurred or suffered by them to the extent resulting from, arising out of or based upon:

(i) any breach of any of the representations or warranties made by such Purchaser contained in this Agreement; and

(ii) any breach or non-fulfillment of any covenant or agreement contained in this Agreement to be performed or complied with by such Purchaser.

(c) Subject to the limitations set forth in Section 9.5:

(i) all amounts payable by Parent to any Purchaser Indemnified Parties pursuant to Section 9.2(a)(i) with respect to breaches of any Seller Fundamental Representations shall be paid solely as follows:

(A) first, any such amounts shall be paid by means of collection of the Indemnity Escrow Amount in the Indemnity Escrow Account from the Escrow Agent pursuant to this Agreement and the Escrow Agreement; and

(B) second and finally, any such amounts that remain unpaid after all of the Indemnity Escrow Amount in the Indemnity Escrow Account has been collected by Indemnified Parties or disbursed to the Sellers’ Representative pursuant to the provisions of this Agreement and the Escrow Agreement shall be paid by Parent; and

(ii) all amounts payable by Parent to any Purchaser Indemnified Parties pursuant to Section 9.2(a)(iv) shall be paid solely as follows:

(A) first, any such amounts shall be paid by means of collection of the ETA Escrow Amount in the ETA Escrow Account from the Escrow Agent pursuant to this Agreement and the Escrow Agreement;

(B) second, any such amounts that remain unpaid after all of the ETA Escrow Amount in the ETA Escrow Account has been collected by Indemnified Parties pursuant to the provisions of this Agreement and the Escrow Agreement shall be paid by means of collection of the Indemnity Escrow Amount in the Indemnity Escrow Account from the Escrow Agent pursuant to this Agreement and the Escrow Agreement; and

(C) third and finally, any such amounts that remain unpaid after all of the Indemnity Escrow Amount in the Indemnity Escrow Account has been collected by Indemnified Parties or disbursed to the Sellers’ Representative pursuant to the provisions of this Agreement and the Escrow Agreement shall be paid by Parent.

9.3 Claims Procedure; Participation in Litigation.

(a) Procedure for Claims. For purposes hereof, a party claiming a right to indemnification shall be referred to as the “Indemnified Party” and any or all parties against whom such indemnification claim is made shall be referred to as an “Indemnifying Party.” An Indemnified Party intending to assert a claim for indemnification under Section 9.2 (other than a Third-Party Claim covered by Section 9.3(c) below) shall deliver to each Indemnifying Party a certificate (a “Claim Certificate”) signed by any officer of the Indemnified Party; provided, however, that any failure by such Indemnified Party to provide such Claim Certificate promptly will not relieve the Indemnifying Party of any of its indemnification obligations hereunder unless and then only to the extent the Indemnifying Party is prejudiced by such failure. The Claim Certificate shall: (A) state that an Indemnified Party has paid, sustained or incurred Indemnified Losses, (B) specify in reasonable detail the facts pertinent to such claim(s), the individual items of Indemnified Losses included in the claim and the method of computation thereof, in each case to the extent reasonably available, and (C) demand payment for the Indemnified Losses if and when incurred (if not already incurred). In the event that the Indemnifying Party shall object to the indemnification of an Indemnified Party in respect of any claim or claims, or any part thereof, specified in any Claim Certificate, the Indemnifying Party shall, within thirty (30) business days after receipt by the Indemnifying Party of such Claim Certificate, deliver to the Indemnified Party notice to such effect, specifying in reasonable detail the basis for such objection (a “Claim Response Certificate”). Payment for Indemnified Losses shall be made in the manner provided in Section 9.6.

(b) If an Indemnifying Party in a Claim Response Certificate contests the payment of all or part of any claim set forth in a corresponding Claim Certificate or responsibility therefor, then such Indemnifying Party and the Indemnified Party shall use good faith efforts to resolve such dispute in accordance with Section 9.3(d) below.

(c) Procedure for Third-Party Claims.

(iii) All claims for indemnification made under Section 9.2 resulting from, related to or arising out of a third-party claim, demand, action or proceeding against an Indemnified Party shall be made in accordance with the following procedures. In the event an Indemnified Party becomes aware of a third-party claim which such Indemnified Party reasonably believes may result in any Indemnified Losses (without giving effect to the limitations in Section 9.5) (a “Third-Party Claim”), such

Indemnified Party shall promptly notify the Indemnifying Party of such claim by delivery of an Claim Certificate to such Indemnifying Party. Any delay or failure in so notifying the Indemnifying Party shall not relieve the Indemnifying Party of obligations under Article IX except to the extent, if at all, that such Indemnifying Party is actually prejudiced by reason of such delay or failure. The Indemnifying Party shall have the right to assume the defense of any Third-Party Claim using counsel reasonably acceptable to the Indemnified Party; provided, however, that the Indemnifying Party shall not be entitled to assume the defense of any Third-Party Claim, or may no longer continue to assume the defense of the Third-Party Claim, to the extent that (A) the Third-Party Claim seeks non-monetary relief, (B) the Third-Party Claim involves criminal or quasi criminal allegations, or (C) the Indemnifying Party failed or is failing after reasonable written notice and an opportunity to cure to diligently and reasonably prosecute or defend the Third-Party Claim. In the event that the Indemnifying Party elects to assume the defense of a Third-Party Claim pursuant to the provisions of the immediately preceding sentence, the Indemnified Party shall have the right to participate in the defense of the Third-Party Claim, and may retain separate co-counsel of its choice at its sole cost and expense. If the Indemnifying Party is entitled to and elects to assume the defense of a Third-Party Claim, it shall, within thirty (30) days of the Indemnifying Party’s receipt of the Claim Certificate with respect to such Third-Party Claim, notify the Indemnified Party of its election to do so. Notwithstanding anything to the contrary in this Section 9.3, the Indemnifying Party shall not, without the written consent (not to be unreasonably withheld, conditioned or delayed) of the Indemnified Party, settle or compromise any Third-Party Claim or permit a default or consent to entry of any judgment with respect thereto unless such settlement, compromise or judgment contains an unqualified written release of the Indemnified Party and all other Purchaser Indemnified Parties or Seller Indemnified Parties, as applicable, from all Liability in respect of the Third-Party Claim.

(iv) If the Indemnifying Party elects not to assume the defense of a Third-Party Claim, the Indemnified Party shall assume the defense of such Third-Party Claim and the cost and expense of counsel shall be Indemnified Losses to the extent the Third-Party Claim is an Indemnified Loss and such Indemnified Party may be entitled to withdraw such related costs and expenses from and reduce the Indemnity Escrow Amount. The parties (other than the Indemnifying Party) controlling the defense of any Third-Party Claim shall (i) permit the other party (the “Non-Controlling Party”) to participate, at his or its own expense, in the defense of such Third-Party Claim, (ii) conduct the defense of such Third-Party Claim with reasonable diligence and keep the Non-Controlling Party reasonably informed of material developments in such Third-Party Claim, (iii) promptly submit to the Non-Controlling Party copies of all pleadings, responsive pleadings, motions and other similar legal documents and papers received or filed in connection therewith, (iv) permit the Non-Controlling Party and its counsel to confer on the conduct of the defense thereof and (v) permit the Non-Controlling Party and its counsel an opportunity to review all legal papers to be submitted prior to their submission and consider in good faith any comments from the Non-Controlling Party and its counsel thereto to the extent practicable. Notwithstanding anything to the contrary in this Section 9.3, the Indemnified Party shall not, without the written consent of the Indemnifying Party (not to be unreasonably withheld, conditioned or delayed), settle or compromise any Third-Party Claim or permit a default or consent to entry of any judgment with respect thereto (other than with respect to Third-Party Claims for Taxes), and in any such event only if (x) the settlement is for an amount less than the claim amount of the Third-Party Claim set forth in the Claim Certificate, and (y) such settlement, compromise or judgment contains an unqualified written release of the Indemnifying Party and all other Purchaser Indemnified Parties or Seller Indemnified Parties, as applicable, from all Liability in respect of the Third-Party Claim. No settlement of any Third-Party Claim with any third party claimant shall be determinative of the existence of or amount of Indemnified Losses relating to such matter, except with the consent of the Indemnifying Party.

(v) The Indemnified Party and the Indemnifying Party shall cooperate in all reasonable respects with one another and with counsel in the investigation, trial and defense of any Third-Party Claim and any appeal arising therefrom and shall furnish such records, information and testimony and attend such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested in connection therewith at the sole cost and expense of the party so participating. Such cooperation shall include access during normal business hours afforded to the other party and its agents and representatives to, and reasonable retention by any party of, records and information which have been identified by the other party as being reasonably relevant to such Third-Party Claim, and making employees available on a mutually convenient and reasonable basis to provide additional information and explanation of any material provided hereunder.

(d) Resolution of Non-Third-Party Claims. In case the Indemnifying Party shall object in writing to any claim or claims made in any Claim Certificate with respect to a non-Third-Party Claim, the Indemnifying Party and Indemnified Party shall reasonably cooperate in good faith to agree upon the rights of the respective parties with respect to each of such claims within twenty (20) business days following the delivery by the Indemnifying Party of the Claim Response Certificate applicable thereto. If the Indemnifying Party and Indemnified Party should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties and, in the case of a claim against the Indemnity Escrow Account if the Indemnity Escrow Amount remains outstanding, shall be furnished to the Escrow Agent. The Escrow Agent shall be entitled to rely on any such memorandum and make distributions from the Indemnity Escrow Account in accordance with the terms thereof as equivalent to a joint written instruction. If the Indemnified Party and the Indemnifying Party are unable to agree as to any particular item or items or amount or amounts within such time period, then the Indemnified Party shall be permitted to submit such dispute to a court of competent jurisdiction as set forth in Section 10.9.

9.4 Purchase Price Adjustment. With respect to any indemnity payment under this Agreement, the Parties agree to treat, to the extent permitted by Law, all such payments as an adjustment to the Purchase Price paid hereunder.

9.5 Limitations.

(a) Notwithstanding the provisions of this Article IX other than Section 9.7, neither Parent nor the Sellers nor the Purchasers shall have any indemnification obligations for Losses under Section 9.2 unrelated to any Tax matter unless the aggregate amount of all such Losses exceeds $500,000 (the “Basket”), at which point the Indemnifying Party shall be obligated to indemnify the Indemnified Party for the entire amount of any such Loss. In no event shall the aggregate indemnification to be paid by (i) Parent or Sellers under Section 9.2(a) exceed an amount equal to the sum of (x) $12,900,000 (inclusive of amounts paid into the Indemnity Escrow Account) and (y) any amounts actually paid by Parent or the Sellers to the Purchasers out of the ETA Escrow Account and the Adjustment Escrow Account (the “Cap”) or (ii) the Purchasers under Section 9.2(b)(i) exceed the Cap; provided, however, that the foregoing limitations shall not apply to any indemnification obligations for Losses (x) arising from fraud, (y) under Section 9.2(a)(i) with respect to breaches of the Seller Fundamental Representations, or (z) under Section 9.2(b)(i) with respect to breaches of the Purchaser Fundamental Representations; provided, further, that in no event shall the aggregate indemnification to be paid by (A) Parent and/or Sellers under Section 9.2(a)(i) with respect to breaches of the Seller Fundamental Representations or with respect to fraud exceed the Purchase Price, or (B) the Purchasers under Section 9.2(b)(i) with respect to breaches of the Purchaser Fundamental Representations or with respect to fraud exceed the Purchase Price.

(b) Notwithstanding anything to the contrary herein, (i) Purchaser Indemnified Parties shall not be entitled to indemnification under this Agreement with respect to any Losses to the extent that such Losses (A) are Liabilities set forth on the Conclusive Net Working Capital Statement (up to the amount set forth thereon therefor), (B) are Liabilities set forth on any Schedule (except with respect to any matter disclosed on any Schedule, any Losses for which a Purchaser Indemnified Party is entitled to indemnification pursuant to Section 9.2(a)(iii)), (C) arise solely out of changes after the date of this Agreement in applicable Law or interpretations or applications thereof by a Governmental Authority, or (D) are attributable to Taxes attributable to post-Closing taxable periods (or portions thereof) (other than Taxes attributable to breaches of the representations and warranties contained in Section 3.7(g)), and (ii) all Losses under this Agreement shall be determined without duplication of recovery by reason of the state of facts giving rise to such Losses constituting a breach of more than one representation, warranty, covenant or agreement.

(c) The amount of any Indemnified Losses for which indemnification is provided under this Article IX shall be net of any amounts actually recovered and received by the Indemnified Party under insurance policies, indemnification agreements or otherwise with respect to such Indemnified Losses. The Indemnified Parties shall use their commercially reasonable efforts to pursue any available insurance policies or collateral sources. No party shall have any right to indemnification under this Article IX with respect to any Losses to the extent such Losses arise to any material respect out of any action or knowing inaction of such party. No Indemnified Party shall have any right to assert any claim against any Indemnifying Party with respect to any Loss, cause of action or other claim to the extent such Loss is a Loss, cause of action or claim with respect to which such Indemnified party or any of its

Affiliates has taken action (or caused action to be taken) with the primary intent of accelerating the time period in which such matter is asserted or payable in order to cause a claim to be made prior to the applicable date of expiration survival set forth in Section 9.1.

(d) If an Indemnifying Party pays an amount to an Indemnified Party pursuant to a claim for indemnification under Section 9.2 and such Indemnified Party actually received or realized in connection therewith, during the three taxable years following the Closing Date, any refund or any reduction of, or credit against, its Tax liabilities in or prior to the taxable year in which the indemnification amount is paid (an “Indemnification Tax Benefit”), such Indemnified Party shall pay to the Indemnifying Party an amount that is equal to the Indemnification Tax Benefit; provided, however, that (A) any Taxes that are imposed on such Indemnified Party as a result of a disallowance or reduction of any Indemnification Tax Benefit actually paid to the Indemnifying Party shall be treated as a Tax for which the Indemnifying Party is obligated to indemnify such Indemnified Party pursuant to Section 9.2 hereof; and (B) nothing in this Section 9.5(d) shall require the Indemnified Party to disclose any confidential information to the Indemnifying Party (including its Tax Returns).

(e) The Indemnified Parties shall use commercially reasonable efforts to mitigate all Losses upon and after becoming aware of any event which could reasonably be expected to give rise to Losses.

(f) Notwithstanding anything to the contrary elsewhere in this Agreement, no party shall, in any event, be liable to any other Person for any consequential, incidental, indirect, special or punitive damages of such other Person (including loss of future revenue, income or profits, diminution of value or loss of business reputation or opportunity relating to the breach or alleged breach hereof), other than consequential, incidental, indirect, special or punitive damages (including loss of future revenue, income or profits, diminution in value or losses or business reputation or opportunity), in each case, that a third party recovers pursuant to any Third-Party Claim.

(g) Upon payment in full of any indemnification claim pursuant to Section 9.3, the Indemnifying Party shall be subrogated to the extent of such payment to the rights of the Indemnified Party against any Person with respect to the subject matter of such claim. The Indemnified Parties shall permit the Indemnifying Party to use the name of such Indemnified Parties in any transaction or in any action or proceeding or other matter involving any of such rights, and the Indemnified Parties shall assign or otherwise reasonably cooperate with the Indemnifying Parties, at the cost and expense of the Indemnifying Parties, to pursue any claims against, or otherwise recover amounts from, any Person liable or responsible for any Losses for which indemnification has been received pursuant to this Agreement. If any indemnification payment is received by any Indemnified Party from an Indemnifying Party pursuant to Section 9.3, and such Indemnified Party later receives a payment from another Person in respect of the related Losses, such Indemnified Party shall promptly pay to such Indemnifying Party or its designee an amount equal to the amount of such payment received from such other Person to the extent such payment would result in a collection of aggregate amounts for such Indemnified Loss greater than the amount thereof.

9.6 Payments; Release of Escrow Funds.

(a) On each occasion that the Indemnifying Party and the Indemnified Party shall agree that the Indemnified Party shall be entitled to indemnification under this Article IX, the Indemnifying Party shall, at each such time, pay the amount of such indemnification in immediately available funds to an account designated in writing by the party entitled to indemnification hereunder within ten (10) business days after the determination thereof, and in such case subject to the Cap and as provided in this Section 9.6(a). On each instance in which the Indemnifying Party and the Indemnified Party shall agree that the Indemnified Party is entitled to payment in respect of an Indemnified Loss from the Indemnity Escrow Account as provided herein, the Purchasers and the Sellers’ Representative shall deliver prompt joint written instructions to the Escrow Agent instructing the Escrow Agent to release payment therefor.

(b) Subject to any other limitations set forth herein, on the day that is fourteen (14) months following the Closing Date, any portion of the Indemnity Escrow Amount remaining in the Indemnity Escrow Account that is not subject to a then pending and properly asserted claim for indemnification pursuant to a Claim Certificate in accordance with this Article IX shall be released to Sellers’ Representative.

(c) Subject to any other limitations set forth herein, on the date that is the earlier of (i) receipt by PTCI of a positive ruling from the Canada Revenue Agency that an “internet service provider” providing “internet services” for primarily resale is not subject to the recapture requirements under the Excise Tax Act (Canada) and (ii) thirty (30) days following the expiration of the applicable statute of limitations related thereto, any portion of the ETA Escrow Amount remaining in the ETA Escrow Account that is not subject to a then pending and properly asserted claim for indemnification pursuant to a Claim Certificate in accordance with this Article IX shall be released to Sellers’ Representative.

(d) Subject to any other limitations set forth herein, on the date on which (i) the Purchasers and Sellers’ Representative agree, or are deemed to have agreed to, or the Neutral Arbitrator delivers, the Conclusive Net Working Capital Statement and (ii) all payments to be made pursuant to Section 2.3(d) have been made in full, any portion of the Adjustment Escrow Amount remaining in the Adjustment Escrow Account shall be released to Sellers’ Representative.

(e) If the Second Closing does not occur prior to the one (1) year anniversary of the Closing and the Sellers and the Purchasers have not otherwise agreed in writing to work toward a Second Closing and notified the Escrow Agent in writing of the same, then the Escrow Agent shall release the Second Closing Escrow Amount to the Purchasers.

9.7 Exclusive Remedies. Notwithstanding anything in this Agreement to the contrary and except as expressly set forth in this Article IX (including Section 9.2(c)), the indemnification rights set forth in this Article IX all of which are subject to the terms, limitations, and restrictions of this Article IX, shall be the sole and exclusive remedy after Closing (other than as set forth in Section 2.3(d)) for any and all claims arising out of or related to this Agreement, including claims based on any breach of a representation, warranty, covenant or agreement under this Agreement, and no Person will have any other entitlement, remedy or recourse, whether in contract, tort or otherwise, it being agreed that all of such other remedies, entitlements and recourse are expressly waived and released by the Parties to the fullest extent permitted by Law; provided, however, that the Cap will not apply to Losses arising from or relating to (a) fraud, (b) any breach of a Seller Fundamental Representation, or (c) any breach of a Purchaser Fundamental Representation. The provisions of this Section 9.7 and the limited remedies provided in Section 2.3(d), Article IX, Section 8.3, Section 8.4 and Section 10.9 were specifically bargained for by the Parties and were taken into account by the Parties in arriving at the Purchase Price and the terms and conditions of this Agreement. The Parties have specifically relied upon the provisions of this Section 9.7 and the limited remedies provided in Section 2.3(d), Article IX, Section 8.3, Section 8.4 and Section 10.9 in agreeing to the Purchase Price and the terms and conditions of this Agreement.

ARTICLE X

MISCELLANEOUS

10.1 Notices. Any notice, request, instruction or other communication required or permitted hereunder shall be in writing and delivered personally, sent by reputable overnight courier service (charges paid by sender), sent by registered or certified mail (postage prepaid), sent by electronic mail or sent by facsimile, according to the instructions set forth below. Such notices shall be deemed given: at the time delivered by hand, if personally delivered; one business day after being sent, if sent by reputable overnight courier service; at the time receipted for (or refused) on the return receipt, if sent by registered or certified mail; at the time when confirmation of successful transmission is received by the sending facsimile machine; and at the time sent, if sent by electronic mail:

(a)	if to the Sellers or Parent:

Primus Telecommunications Group, Incorporated 7901 Jones Branch Drive Suite 900 McLean, VA 22102 Attention: Chief Financial Officer and General Counsel
Facsimile No.:	(703) 650-4295

Primus Telecommunications Group, Incorporated 460 Herndon Parkway Suite 150 Herndon, VA 20170 Attention: Chief Financial Officer and General Counsel
Facsimile No.:	(703) 650-4295
with a copy to: O’Melveny & Myers LLP Two Embarcadero Center, 28th Floor San Francisco, California 94111
Attention:	C. Brophy Christensen, Esq.
Paul S. Scrivano, Esq.
Facsimile:	(415) 984-8701
E-mail:	bchristensen@omm.com
pscrivano@omm.com

(b)	if to the Purchasers:

York Capital Management 767 Fifth Avenue, 17th Floor New York, New York 10153
Attention:	Joshua A. Ratner, Esq.
Facsimile No.:	(646) 514-5528
E-mail:	jratner@yorkcapital.com
with a copy to:
Akin Gump Strauss Hauer & Feld LLP One Bryant Park New York, New York 10036 Attention: Stuart Leblang, Esq. Geoffrey Secol, Esq.
Facsimile No.:	(212) 872-1002
E-mail:	sleblang@akingump.com
gsecol@akingump.com

or to such other address or to the attention of such other Party that the recipient has specified by prior notice to the other Party in accordance with the preceding.

10.2 Certain Definitions; Interpretation.

(a) For purposes of this Agreement, the following terms shall have the following meanings:

(i) “Action” means any claim, action, cause of action, demand, lawsuit, arbitration, complaint, proceeding, litigation, summons, subpoena, or petitions to deny or formal objections filed with the FCC, whether at law or in equity.

(ii) “Adjustment Escrow Account” means the escrow account established pursuant to the Escrow Agreement to hold the Adjustment Escrow Amount.

(iii) “Adjustment Escrow Amount” means an amount equal to $4,000,000.

(iv) “Affiliate” of any Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned Person.

(v) “Blackiron Purchase Agreement” means that certain Equity Purchase Agreement dated as of April 17, 2013, by and among Rogers Communications Inc., Parent and PTCI, as assigned in part pursuant to that certain Assignment dated as of April 17, 2013 by Rogers Communications. Inc. in favor of Rogers Data Services Inc.

(vi) “Blackiron Purchase Price” means the Purchase Price as defined in the Blackiron Purchase Agreement.

(vii) “Blackiron Transactions” means the transactions contemplated in the Blackiron Purchase Agreement.

(viii) “Business” means the North American telecommunications business conducted by any of the Companies or any of their Subsidiaries.

(ix) “business day” means any day other than a Saturday, Sunday or a day on which the banks in New York are authorized by law or executive order to be closed.

(x) “Cash and Cash Equivalents” means with respect to the Companies and their Subsidiaries, all cash, cash equivalents and marketable securities held by the Companies and their Subsidiaries determined in accordance with GAAP.

(xi) “Code” means the Internal Revenue Code of 1986, as amended.

(xii) “Commercial Agreements” means, collectively, the Colocation Agreement, the PTCI Carrier Services Agreement and the PTI Carrier Services Agreement.

(xiii) “Contract” means any written contract, agreement, lease, license, sales order, purchase order, indenture, note, bond, loan, instrument, lease, commitment or other arrangement or agreement that is binding on any Person or any part of its property under applicable Law.

(xiv) “control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of stock, as trustee or executor, by Contract or credit arrangement or otherwise.

(xv) “Current Assets” means, as of 11:59 pm on the date of determination, the current assets of the Companies and their Subsidiaries determined in accordance with GAAP and otherwise using the same accounting methods, policies, practices, principles and procedures with consistent classifications, judgments and methodologies as were used in connection with preparing the Interim Financial Statements. Notwithstanding the foregoing, “Current Assets” shall exclude investment in such Subsidiaries.

(xvi) “Current Liabilities” means, as of 11:59 pm on the date of determination, the current liabilities of the Companies and their Subsidiaries determined in accordance with GAAP and otherwise using the same accounting methods, policies, practices, principles and procedures with consistent classifications, judgments and methodologies as were used in connection with preparing the Interim Financial Statements.

(xvii) “Encumbrances” means any mortgages, liens, pledges, security interests, charges, defects, exceptions, rights of way, restrictions, covenants, claims, right of first refusals, rights of first offer, purchase options or other encumbrances of any nature whatsoever, whether consensual or otherwise.

(xviii) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, including the rules and regulations promulgated thereto.

(xix) “Escrow Agreement” means an escrow agreement, in a form mutually agreed by the Parties, entered into by and among the Sellers, the Purchasers and an escrow agent to be named (the “Escrow Agent”) to maintain the Indemnity Escrow Account, the ETA Escrow Account, the Adjustment Escrow Account and the Second Closing Escrow Account.

(xx) “ETA Escrow Account” means the escrow account established pursuant to the Escrow Agreement to hold the ETA Escrow Amount.

(xxi) “ETA Escrow Amount” means an amount equal to $4,800,000.

(xxii) “ETA Liability” means any Liability pursuant to the Excise Tax Act (Canada) in respect of the Ontario provincial portion of Tax paid on the acquisition of certain telecommunication services by PTCI, as more fully described in the May 1, 2012 BDO Canada LLP ruling request to the Canada Revenue Agency.

(xxiii) “Furnishings and Equipment” means tangible personal property (other than Inventory), including machinery, equipment, construction in progress, computers, furniture, automobiles, trucks, railcars, tractors and trailers.

(xxiv) “GAAP” means generally accepted accounting principles as in effect in the United States, applied on a basis consistent with the Companies’ and their Subsidiaries’ past practice.

(xxv) “Governmental Authority” means the United States or Canada, any state, federal, provincial or other political subdivision thereof, and any other foreign or domestic entity exercising executive, legislative, judicial, regulatory or administrative authority or functions of or pertaining to government, including any government authority, agency, department, corporation, board, commission, court, tribunal or instrumentality of the United States, Canada or any foreign entity, any state of the United States, any provincial subdivision of Canada or any political subdivision of any of the foregoing.

(xxvi) “Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

(xxvii) “HSR Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended.

(xxviii) “Indebtedness” of any Person at any date means (A) the principal of and interest accrued on (1) indebtedness for money borrowed and (2) indebtedness evidenced by notes, debentures, bonds or other similar instruments; (B) all obligations issued or assumed as the deferred purchase price of property (but excluding accounts payable arising in the ordinary course of business consistent with past practice); (C) all obligations for the reimbursement of any obligor on any letter of credit or similar credit transaction securing obligations of a Person other than the Companies or their Subsidiaries or of a type described in clauses (A) and (B) above and (D) below, but only to the extent of the obligation secured; (D) all prepayment premiums and penalties, and any other fees, breakage charges, expenses, indemnities and other amounts payable as a result of the prepayment or discharge of any Indebtedness of the type referred to in clauses (A) through (C) above; and/or (E) all reimbursement obligations under guarantees of obligations of other Persons of the type referred to in clauses (A) through (D) above; provided, that, for the avoidance of doubt, Indebtedness shall not include any commitments, obligations or liabilities under indefeasible right of use agreements, capital leases, credit support or deposits for real estate leases, or similar arrangements.

(xxix) “Indemnity Escrow Account” means the escrow account established pursuant to the Escrow Agreement to hold the Indemnity Escrow Amount.

(xxx) “Indemnity Escrow Amount” means an amount equal to $6,450,000.

(xxxi) “Key Employees” means, collectively, the individuals listed in Section 10.2(a) of the Disclosure Schedule.

(xxxii) “Knowledge” (A) with respect to a Seller shall mean the actual knowledge of any individual identified on Section 10.2(a) of the Disclosure Schedule and the knowledge that such individual would reasonably be expected to have in the ordinary performance of such individual’s duties as an officer or employee of a Seller, and (B) with respect to a Purchaser shall mean the actual knowledge of any individual identified on Section 10.2(a) of the Disclosure Schedule and the knowledge that such individual would reasonably be expected to have in the ordinary performance of such individual’s duties as an officer or employee of a Purchaser.

(xxxiii) “Law” means any law, statute, ordinance, constitution, treaty, rule or regulation of any Governmental Authority, or any agreement with any Governmental Authority or between any Governmental Authorities binding upon a Person or its assets.

(xxxiv) “Liability” means any liability or obligation of whatever kind or nature (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated and whether due or to become due) regardless of when arising, including any liability for Taxes.

(xxxv) “Limited Guarantee” means that certain limited guarantee of Sponsor in favor of Parent and the Sellers, dated the date hereof, with respect to those certain matters contained therein, as amended, modified or supplemented from time to time in accordance with its terms.

(xxxvi) “Made Available” means that the information referred to (A) has been actually delivered (whether by e-mail transmission, hand delivery or orally) to the Purchasers or to their outside legal counsel or (B) was posted on the “data site” maintained by the Sellers for purposes of the transactions contemplated by this Agreement, in each case, on or prior to the execution of this Agreement.

(xxxvii) “Management Fee” has the meaning ascribed to such term in the Management Agreement.

(xxxviii) “Material Adverse Effect” means any change, effect, event, circumstance, fact, occurrence or development that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on the business, assets, properties, liabilities, results of operations or financial condition or operations of the Companies and their Subsidiaries, taken as a whole or the Business as presently conducted; provided, however, that the term “Material Adverse Effect” does not, and shall not be deemed to, include any of the following, either alone or in combination, and none of the following shall be taken into account in determining whether there has been or would be a Material Adverse Effect: (a) (1) changes in general economic or political conditions or the securities, banking, credit, currency, commodities, capital or financial markets in general (including general changes to monetary policy, inflation, interest rates, exchange rates or stock, bond or debt prices) in the United States or in any other geographic market, (2) changes that are generally applicable to the industries in which the Companies and their Subsidiaries operate (including any competitive and/or technological changes relevant to such industries), (3) changes in general legal, regulatory or political conditions, including the adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any Law after the date hereof, or changes in GAAP or in other applicable accounting standards (or in the interpretation thereof), (4) the negotiation, execution, announcement or performance of this Agreement or the consummation of the transactions contemplated by this Agreement, including the threatened or actual impact thereof on relationships, contractual or otherwise, with current or prospective customers, suppliers, vendors, distributors, partners, employees or landlords, (5) the identity of the Purchaser or any of its Affiliates as the acquiror of the Companies and their Subsidiaries or any facts or circumstances concerning the Purchaser or any of its Affiliates, (6) compliance with the terms of, or the taking of any action required or contemplated by, this Agreement or action or inaction consented to or requested by the Purchaser, or (7) natural disasters, weather events, geopolitical conditions, acts or threats of war, sabotage, terrorism, or military actions or the escalation or worsening thereof, except, in the case of the foregoing clauses (1), (2) and (3), to the extent such changes or developments referred to therein have a materially disproportionate impact on the Companies and their Subsidiaries, taken as a whole, relative to other companies in the industries and in the geographic markets in which the Companies and their Subsidiaries operate after taking into account the size of the Companies and their Subsidiaries, taken as a whole, relative to such other companies (but only to the extent of such materially disproportionate impact), or (b) any failure to meet internal or published projections, forecasts, estimates, performance measures, operating statistics or revenue or earnings predictions for any period or the issuance of revised projections that are not as optimistic as those in existence as of the date hereof.

(xxxix) “Minimum Cash Balance” means an amount equal to (x) $6,450,000 less (y) the aggregate amount actually paid by Parent (for the avoidance of doubt, not paid out of the Indemnity Escrow Account, the ETA Escrow Account or the Adjustment Escrow Account) to the Purchaser Indemnified Parties pursuant to Article IX.

(xl) “Net Adjustment Amount” means the amount by which the Net Working Capital set forth on the Conclusive Net Working Capital Statement exceeds or is a more negative number than the Estimated Net Working Capital Amount.

(xli) “Net Working Capital” means, as of any date of determination, (i) the Current Assets minus (ii) the Current Liabilities, in each case determined as of 11:59 pm on such date of determination, calculated in accordance with GAAP using the same accounting methods, policies, practices, principles and procedures with consistent classifications, judgments and methodologies as were used in connection with preparing the Interim Financial Statements.

(xlii) “Permit” means any permit, franchise, authorization, license or other approval issued or granted by any Governmental Authority.

(xliii) “Permitted Encumbrances” means (A) mechanics’, carriers’, workmen’s, repairmen’s or other like Encumbrances arising or incurred in the ordinary course of business consistent with past practice for amounts not yet delinquent or which are being contested in good faith by appropriate legal proceedings, (B) Encumbrances arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business consistent with past practice, (C) Encumbrances for Taxes and other governmental charges that are not due and delinquent, are being contested in good faith by appropriate proceedings or may thereafter be paid without penalty, or (D) imperfections of title, restrictions or encumbrances, if any, which imperfections of title, restrictions or other encumbrances do not, individually or in the aggregate, materially impair the continued use and operation of the specific assets to which they relate.

(xliv) “Person” means an individual, corporation, partnership, limited liability company, association, joint stock company, trust, joint venture, unincorporated organization, Governmental Authority or other entity or group.

(xlv) “Pre-Closing Tax Period” means any taxable period (or, with respect to any Straddle Period, the portion of such Straddle Period) ending on or before the Closing Date.

(xlvi) “Pre-Closing Taxes” means (i) Taxes of or imposed on or with respect to any Seller; (ii) Taxes of or imposed on or with respect to the Companies or any of their Subsidiaries for a Pre-Closing Tax Period (including, for the avoidance of doubt, Taxes resulting from the Blackiron Transactions),

(iii) Taxes of any member of an affiliated, consolidated, combined or unitary group of which any of the Companies or any of their Subsidiaries (or any predecessor of any of the foregoing) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar state, local, or non-United States Law or regulation, (iv) Taxes of any Person (other than the Companies or any of their Subsidiaries) imposed on the Companies or any of their Subsidiaries as a transferee or successor, by contract or pursuant to any law, rule, or regulation, which Taxes relate to an event or transaction occurring before the Closing, and (v) all Taxes imposed on the Companies or any of their Subsidiaries as a result of any Restructuring Transaction or the Blackiron Transaction, excluding, in each case, any ETA Liability.

(xlvii) “Purchaser Material Adverse Effect” means any material adverse change in or material adverse effect on the ability of the Purchasers to perform their respective obligations under this Agreement or to consummate the transactions contemplated hereby.

(xlviii) “Representative” shall mean, with respect to a particular Person, any director, officer, employee, agent, consultant, advisor, legal counsel, accountant or other representative of that Person.

(xlix) “Second Closing Escrow Account” means the escrow account established pursuant to the Escrow Agreement to hold the Second Closing Escrow Amount.

(l) “Securities Act” means the Securities Act of 1933, as amended.

(li) “Seller Accounting Policies” means the accounting policies and principles used to prepare the Financial Statements, which for the avoidance of doubt shall be in accordance with GAAP.

(lii) “Straddle Period” means any taxable period that includes (but does not end on) the Closing Date.

(liii) “Subsidiary” of any Person shall mean any corporation, limited liability company, partnership, association, trust or other form of legal entity of which (i) more than 50% of the outstanding voting securities are on the date hereof directly or indirectly owned by such Person or (ii) such Person or any Subsidiary of such Person is a general partner (excluding partnerships in which such Person or any Subsidiary of such Person does not have a majority of the voting interests in such partnership).

(liv) “Tax Return” means any report, return or similar filing (including the attached schedules) required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes.

(lv) “Taxes” means any and all domestic or foreign, federal, state, local, provincial or other taxes, assessments, charges, duties, fees, levis or other governmental charges of any kind (together with any and all interest, penalties and additional amounts imposed with respect thereto) imposed by any Governmental Authority, including all estimated taxes, taxes with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, employment, unemployment, social security, unclaimed property, payroll, customs duties, transfer, license, workers’ compensation or net worth, and taxes in the nature of excise, withholding, ad valorem or value added and shall include any liability for such amounts as a result of (i) being a transferee or successor or member of a combined, unitary or affiliated group, or (ii) a contractual obligation to indemnify any Person.

(lvi) “Tax Act” means the Income Tax Act, R.S.C. 1985 (5th Supp.) c.1, as amended.

(lvii) “Taxing Authority” means the Internal Revenue Service, the Canada Revenue Agency and any other domestic or foreign Governmental Authority responsible for the administration or collection of any Taxes.

(lviii) “Transaction Documents” means, collectively, this Agreement, the Limited Guarantee, the Transition Services Agreement, the Escrow Agreement, the Commercial Agreements, the Equity Commitment Letter, the Senior Debt Commitment Letter, the Management Agreement and the Specified Assumption Agreement.

(b) When a reference is made in this Agreement to Articles, Sections or the Disclosure Schedule, such reference is to an Article or a Section of, or the Disclosure Schedule to, this Agreement, unless otherwise indicated. When a reference is made in this Agreement to a Party or Parties, such reference is to Parties to this Agreement, unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be understood to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The phrase “to the extent” shall mean the extent or degree to which a subject or thing extends, and shall not simply be construed to mean the word “if”. The word “or” shall not be exclusive. The term “will” shall be construed to have the same meaning as the word “shall”. All terms defined in this Agreement shall have such defined meanings when used in the Disclosure Schedule, the Limited Guarantee, the Equity Commitment Letter, the Transition Services Agreement, the Commercial Agreements or any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Unless otherwise indicated, references to “dollars” or “$” shall mean United States dollars. For purposes of this Agreement, wherever the US dollar equivalent of an amount denominated in another currency is required to be determined, the applicable rate of exchange shall be the most reasonably available favorable spot exchange rate to be available at the relevant time by the Person paying, disbursing or calculating such amounts.

10.3 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

10.4 Entire Agreement; No Third-Party Beneficiaries. This Agreement, including all exhibits hereto, the Disclosure Schedule, the Limited Guarantee, the other Transaction Documents and the Confidentiality Agreement constitute the entire agreement and supersede any and all other prior agreements and undertakings, both written and oral, between or among the Parties with respect to the subject matter hereof and thereof and do not, and are not intended to, confer upon any Person (other than the Purchaser, the Sellers and the Indemnified Individuals) any rights or remedies hereunder.

10.5 Amendment; Waiver. Subject to Section 10.6(b), any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Parent, the Sellers and the Purchasers, or in the case of a waiver, by the Party against whom the waiver is to be effective; provided, however, that after receipt of the Parent Stockholder Approval, if any such amendment or wavier shall by applicable Law or in accordance with the rules and regulations of the New York Stock Exchange require further approval of the stockholders of Parent, the effectiveness of such amendment or waiver shall be subject to the approval of the stockholders of Parent. Any Party may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of any other Party, (b) extend the time for the performance of any of the obligations or acts of any other Party or (c) waive compliance by any other Party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such Party’s conditions. Notwithstanding the foregoing, no failure or delay by Parent, the Sellers or the Purchasers in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

10.6 Assignment; Binding Effect.

(a) Subject to Section 10(b), neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Parties; provided, however, that each of the Purchasers may, without the prior written consent of the Sellers (i) assign any or all of its rights (but not its obligations) hereunder to one or more of its Affiliates or any future owner of the Business (whether by merger, consolidation, sale of stock, sale of assets or otherwise) and (ii) collaterally assign its rights under this Agreement to any Person which provides financing to such Purchaser or any of its Subsidiaries; provided, further, that any such assignment shall not relieve such Purchaser of any obligations under this Agreement, and such Purchaser shall remain liable, jointly and severally, with any such assignee for all obligations under this Agreement; provided, further, that the Sellers may assign, without the prior written consent of the other Parties, any or all of its rights and obligations hereunder (except for any such rights or obligations under Sections 5.4) to the Parent, and any such assignment shall relieve the Sellers of all of their respective obligations under this Agreement, with the Parent to remain liable for all such obligations under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and assigns.

(b) Notwithstanding anything to the contrary in Section 10.6(a), each of Parent and each of the Sellers agrees (i) and consents to the assignment by way of security by any Purchaser of all of its rights and benefits under this Agreement to Bank of Montreal as administrative agent for a group of lenders (the “Agent”) or Manulife (in its capacity as a Lender), (ii) and consents to the assignment by the Agent to one or more third parties upon exercise by Agent or Manulife of its rights and remedies in respect of the security granted to it by such Purchaser by its assignment of this Agreement, and (iii) that notwithstanding that neither the Agent nor Manulife are a party to this Agreement, each of Agent and Manulife shall have all contractual rights with respect to this Section 10.6(b) as if it was a contracting signatory hereto and that no amendments shall be made to this Section 10.6(b) without obtaining the prior written consent of the Agent and Manulife.

10.7 Disclosure Schedule. The Disclosure Schedule shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein.

10.8 Governing Law. This Agreement and all matters arising out of or relating to this Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

10.9 Enforcement; Jurisdiction.

(a) The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, except where this Agreement is validly terminated in accordance with Section 8.1, the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (and any other agreement or instrument executed in connection herewith) exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware

(or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), and this right shall include the right of the Sellers to cause the Purchasers to (and, as applicable, to cause the Purchasers to cause Purchasers’ Affiliates to) seek to enforce the terms of the Financing Commitments (and any definitive agreements related thereto) against the Lenders, Sponsor and any other applicable party to the fullest extent permissible pursuant to such Financing Commitments (or any definitive agreements related thereto) and applicable Laws and to thereafter cause the transactions contemplated by this Agreement to be consummated, in each case, if the conditions set forth in Section 6.1 and Section 6.2 have been satisfied or waived (other than conditions which by their nature cannot be satisfied until the Closing, but subject to the satisfaction or waiver of those conditions at the Closing). Subject to Section 8.4, the Parties further agree that (i) by seeking the remedies provided for in this Section 10.9(a), a Party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement, including monetary damages in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 10.9(a) are not available or otherwise are not granted and (ii) nothing contained in this Section 10.9(a) shall require any Party to institute any proceeding for (or limit any Party’s right to institute any proceeding for) specific performance under this Section 10.9(a) before exercising any termination right under Section 8.1 (and pursuing any other remedies under this Agreement after such termination) nor shall the commencement of any action or proceeding pursuant to this Section 10.9(a) or anything contained in this Section 10.9(a) restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Section 8.1 or pursue any other remedies under this Agreement that may be available then or thereafter. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

(b) Notwithstanding anything in this Agreement to the contrary, it is explicitly agreed that the Sellers shall be entitled to seek specific performance of Purchasers’ obligation to cause the equity financing under the Equity Commitment Letter to be funded and to effect the Closing in accordance with Article II, if and only if (A) all conditions as set forth in Section 6.1 and Section 6.2 have been satisfied or waived (other than conditions which by their nature cannot be satisfied until the Closing, but subject to the satisfaction or waiver of those conditions at the Closing) at the time when the Closing would have occurred but for the failure of the funding of the equity financing under the Equity Commitment Letter, (B) the debt financing under the Manulife Commitment Letter and Senior Debt Commitment Letter has been funded or will be funded at the Closing on the terms set forth in the Manulife Commitment Letter and Senior Debt Commitment Letter and (C) the Sellers and Parent have irrevocably confirmed in writing to Purchasers that if specific performance is granted and the Financing is funded, then the Closing pursuant to Article II will occur.

(c) Each of the Parties irrevocably agrees that any action or proceeding arising out of or relating to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Parties or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the Parties hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the Parties hereby irrevocably waives (to the fullest extent permitted by applicable Law), and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 10.9, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) any claim that (A) the action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such court. Each of the Parties agrees that notice or the service of process in any action or proceeding arising out of or relating to this Agreement shall be properly served or delivered if delivered in the manner contemplated by Section 10.1.

(d) EACH OF THE PARTIES HERETO HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES (TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW) ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION OR PROCEEDING ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. FURTHER, EACH OF THE PARTIES HERETO HEREBY CERTIFIES THAT NO REPRESENTATIVE OR AGENT OF ANY OTHER PARTY OR ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY OR PERSON WOULD NOT, IN THE EVENT OF SUCH ACTION OR PROCEEDING, SEEK TO ENFORCE THIS WAIVER OF RIGHT TO JURY TRIAL PROVISION. EACH OF THE PARTIES HERETO HEREBY ACKNOWLEDGES THAT THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY THIS SECTION 10.9(c).

10.10 Construction. The headings of Articles and Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

10.11 Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile or electronic transmission), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by facsimile, electronic transmission or otherwise) to the other Parties.

10.12 Determinations by Parent or the Sellers. Whenever a determination, decision or approval by Parent or the Sellers or their respective boards of directors is referred to or called for in this Agreement, such determination, decision or approval must be authorized by the Special Committee or, if the Special Committee is not then in existence, the board of directors of Parent.

[Signature Page Follows.]

IN WITNESS WHEREOF, the Parties have caused this Equity Purchase Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PTUS, INC.

By:	/s/ Joshua Ratner
Name:	Joshua Ratner
Title:	Vice President

PTCAN, INC.

By:	/s/ Glen Gordon
Name:	Glen Gordon
Title:	President

[Signature Page to Equity Purchase Agreement]

PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

By:	/s/ Neil Subin
Name:	Neil Subin
Title:	Director

PRIMUS TELECOMMUNICATIONS HOLDING, INC.

By:	/s/ Andrew Day
Name:	Andrew Day
Title:	President and Chief Executive Officer

PRIMUS TELECOMMUNICATIONS INTERNATIONAL, INC.

By:	/s/ Andrew Day
Name:	Andrew Day
Title:	President and Chief Executive Officer

LINGO HOLDINGS, INC.

By:	/s/ Andrew Day
Name:	Andrew Day
Title:	President and Chief Executive Officer

[Signature Page to Equity Purchase Agreement]

EXHIBIT A

FORM OF TRANSITION SERVICES AGREEMENT

EXHIBIT B

FORM OF COLOCATION AGREEMENT

EXHIBIT C

FORM OF MANAGEMENT AGREEMENT

EXHIBIT D

FORM OF PTCI CARRIER SERVICES AGREEMENT

EXHIBIT E

FORM OF SPECIFIED ASSUMPTION AGREEMENT

EXHIBIT F

FORM OF PTI CARRIER SERVICES AGREEMENT